   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 1997



                                                      REGISTRATION NO. 333-19935

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     SANCTUARY WOODS MULTIMEDIA CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            BRITISH COLUMBIA                                 7372                                    75-2444109
     (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                       (IRS EMPLOYER
     INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)


      1825 SOUTH GRANT STREET, SAN MATEO, CALIFORNIA 94402, (415) 286-6000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CHARLOTTE J. WALKER
                     PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                             CHAIRMAN OF THE BOARD

      1825 SOUTH GRANT STREET, SAN MATEO, CALIFORNIA 94402, (415) 286-6000

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
                               JUDITH M. O'BRIEN
                               BRUCE M. MCNAMARA
                              ALISANDE M. ROZYNKO
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION

        650 PAGE MILL ROAD, PALO ALTO, CALIFORNIA 94304, (415) 493-9300



     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
------------


                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                 AMOUNT        PROPOSED MAXIMUM   PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                  TO BE         OFFERING PRICE   AGGREGATE OFFERING      AMOUNT OF
        SECURITIES TO BE REGISTERED            REGISTERED          PER SHARE            PRICE        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value(1)...........    90,665,661(1)         $.17          $15,413,162(2)        $4,623.95
-----------------------------------------------------------------------------------------------------------------------
Series A Preferred Stock, $.001 par
  value....................................       100,000           $53.02           $5,302,000          $1,590.60
-----------------------------------------------------------------------------------------------------------------------
Common Stock issuable on conversion of
  Series A Preferred Stock, $.001 par
  value....................................     44,183,333            $--                --                --(3)
-----------------------------------------------------------------------------------------------------------------------
Warrants to Purchase Common Stock..........     14,858,716           $.19            $2,823,156           $846.94
-----------------------------------------------------------------------------------------------------------------------
Common Stock issuable on exercise of
  Warrants to Purchase Common Stock........     14,858,716            --                 --                --(4)
-----------------------------------------------------------------------------------------------------------------------
Total Registration Fee.....................                                                            $7,061.49(5)
=======================================================================================================================



(1) Including up to 67,424,497 shares issuable in connection with the Common Stock Rights Offering on Registration Statement 333-19933 filed with the Securities and Exchange Commission on January 17, 1997, as amended on February 28, 1997.


(2) Registration fee is based on the average of the bid and ask prices reported by the Nasdaq Bulletin Board on February 26, 1997 prior to the filing hereof pursuant to Rule 457(c).


(3) Registration fee is calculated on the basis of the proposed offering price of the Series A Preferred Stock pursuant to Rule 457(i).


(4) Registration fee is calculated on the basis of the weighted average exercise price of the Common Stock Warrants pursuant to Rule 457(i).


(5) $6,932.31 of which has previously been paid.

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                     SANCTUARY WOODS MULTIMEDIA CORPORATION
                            1825 SOUTH GRANT STREET
                          SAN MATEO, CALIFORNIA 94402

                    NOTICE OF EXTRAORDINARY GENERAL MEETING


     NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the shareholders of Sanctuary Woods Multimedia Corporation (the "Company") will be held at the South San Francisco Conference Center, 225 South Airport Boulevard, South San Francisco, California, Tuesday, April 15, 1997 at the hour of 9:00 a.m., California time, for the following purposes:



     1. To consider and, if deemed advisable, to pass a Special Resolution authorizing the Company to change its jurisdiction of incorporation from British Columbia, Canada to Delaware, U.S.A. by way of a domestication under Section 388 of the Delaware General Corporation Law (the "Domestication") and the adoption by the Company of a Certificate of Incorporation and Bylaws under Delaware corporate legislation in substitution of the Company's current Memorandum and Articles and (without taking into account the one-for-twenty share consolidation set forth in Proposal Number Two) to alter the Company's authorized capital from 100,000,000 shares of Common Stock without par value and 5,000,000 shares of Preferred Stock without par value to 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, each with a par value of $.001 U.S. per share, both of these matters to be effective as of the date of the Domestication.



     2. To approve a one-for-twenty share consolidation of the Company's Common Stock, and to increase the Company's authorized shares of Common Stock after the share consolidation to 50,000,000.



     3. To approve, subject to the Domestication, the Company's 1996 Stock Plan, and reserve 8,000,000 shares of the Company's Common Stock for issuance thereunder (prior to giving effect to the one-for-twenty share consolidation).



     4. To approve, subject to the Domestication, the adoption of Indemnification Agreements for the Company's directors, executive officers, employees, agents and fiduciaries.



     Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in this Notice of Meeting and accompanying Proxy Statement/Prospectus and Information Circular (the "Proxy Statement").



     Only shareholders of record at the close of business March 7, 1997 shall be entitled to notice of and to vote at the Meeting.



     All shareholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, you are urged to complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this Notice.



     Take notice that pursuant to the British Columbia Company Act shareholders may, until 5:00 p.m. daylight savings time, at Vancouver, British Columbia, on April 13, 1997, give the Company a Notice of Dissent by registered mail, addressed to the Company at 1825 South Grant Street, San Mateo, California 94402, with respect to the Special Resolution to continue the Company out of the Province of British Columbia and under the General Corporation Law of the State of Delaware. As a result of giving a Notice of Dissent, a shareholder may, on receiving a Notice of Intention to Act under Section 231 of the British Columbia Company Act, require the Company to purchase all of such shareholder's shares in respect of which the Notice of Dissent was given. See "Proposal Number
One -- Domestication to the State of Delaware" in the accompanying Proxy Statement.

     The accompanying Proxy Statement provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          --------------------------------------
                                          CHARLOTTE J. WALKER
                                          CHAIRMAN, PRESIDENT AND CHIEF
                                          EXECUTIVE OFFICER

DATED as of the      day of             , 1997.

--------------------------------------------------------------------------------


                             YOUR VOTE IS IMPORTANT



    IN ORDER TO ASSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE
                    AND RETURN IT IN THE ENCLOSED ENVELOPE.

--------------------------------------------------------------------------------

March                , 1997


Dear Sanctuary Woods Shareholder and Holder of 8% Convertible Debentures:


     I am pleased to inform you that Sanctuary Woods is granting non-transferable rights (the "Rights") to the holders of its Common Stock ("Common Stock Holders") and holders of 8% Convertible Debentures due July 31, 1999 ("Debenture Holders") (who are not Canadian residents) to purchase up to 67,424,497 shares of Common Stock of the Company. All Common Stock Holders and Debenture Holders (who are not Canadian residents) of record at the close of business March 7, 1997 (the "Rights Offering Record Date") will receive Rights ("Rights Holders"). If a holder's shares are not held in the holder's own name but in the name of a broker, bank, trust company or other entity as record or nominee holder, the holder will need to contact the record or nominee holder as soon as possible to communicate the holder's desire to exercise his Rights. NO RIGHTS WILL BE ISSUED TO THE COMPANY'S CANADIAN COMMON STOCK HOLDERS OR DEBENTURE HOLDERS DUE TO THE SUBSTANTIAL BURDEN AND COST TO COMPLY WITH CANADIAN REGULATORY REQUIREMENTS.



     The Rights Holders will receive one Right for every share of Common Stock and 441.8 Rights for every share of Series A Preferred Stock into which such Rights Holder's Debentures are exchangeable, (prior to giving effect to the one-for-twenty share consolidation). Each Right will entitle the holder to buy one share of the Company's stock for U.S.$0.12 per share. The Rights will be exercisable at any time after issuance until 5:00 p.m., California time, April 4, 1997 (the "Expiration Date"). After the Expiration Date, the Rights will expire and become void.


     The Rights are not transferable. No certificates for Rights will be issued. No fractional Rights will be issued and no cash will be paid in lieu of fractional Rights.


     Rights Holders may exercise any or all Rights received. No delivery of shares of Common Stock of the Company issuable upon the exercise of Rights will be made prior to the Rights Offering Record Date. Certificates for shares purchased upon exercise of Rights will be delivered as soon as practicable after exercise.



     Any Rights Holder who fully exercises all Rights initially issued to him is entitled to subscribe for shares of Common Stock which were not otherwise subscribed for by other Rights Holders in the primary subscription (the "Over-Subscription Privilege"). Record Date Shareholders such as broker-dealers, banks, and other professional intermediaries who hold shares on behalf of clients, may participate in the Over-Subscription Privilege for a client if the client fully exercises all Rights attributable to him. For purposes of determining the maximum number of shares of Common Stock a Rights Holder may acquire pursuant to the Rights Offering, broker-dealers whose shares of Common Stock are held of record by Cede & Co. ("Cede") or by any other depository or nominee will be deemed to be the holders of the Rights that are issued to Cede or such other depository or nominee on their behalf. Shares of Common Stock acquired pursuant to the Over-Subscription Privilege may be subject to allotment, which is more fully discussed in the Prospectus accompanying this letter.


TO EXERCISE RIGHTS:


     Complete the Subscription Certificate: To exercise Rights, the Rights Holder must complete and sign the enclosed Subscription Certificate.



     Method of Payment: Payment must be made in United States dollars by check, bank draft or money order, payable to the order of First National Bank of Boston as Rights Agents for the Company or by wire transfer to the Rights Agent pursuant to the instructions set forth in the Subscription Certificate. Payments received prior to the Rights Offering Record Date for the exercise of Rights will be held in an escrow account maintained by the Rights Agent until after the Rights Offering Record Date.



     Delivery: The completed Subscription Certificate, with payment, must be delivered to the Rights Agent on or before the Expiration Date at the address set forth in the Prospectus:



     IF DELIVERY IS MADE BY MAIL, THE HOLDER OF THE RIGHTS BEARS THE RISK OF LATE DELIVERY. PAYMENT MAY NOT BE MADE IN CASH AND MAY ONLY BE MADE ON

BUSINESS DAYS. COMPLETED SUBSCRIPTION CERTIFICATES AND PAYMENT FOR SHARES SHOULD NOT BE SENT TO THE COMPANY.


     If Your Shares Are Held By Your Broker, Etc.: If Debentures or shares of the Company's Common Stock are not held in a Rights Holder's own name but in the name of a broker, bank, trust company or other entity as record or nominee holder, the Rights Holder will need to contact the record or nominee holder as soon as possible to communicate the Rights Holder's desire to exercise Rights.


     Exercise is Irrevocable: Once a Rights Holder has delivered or mailed a completed Subscription Certificate, together with payment, the exercise of the Rights represented thereby is not revocable for any reason.



     Use of Proceeds: The net proceeds received by the Company from the sale of 67,424,497 Shares of Common Stock is estimated to be approximately $8 million, assuming a Subscription Price of U.S. $0.12 per share and assuming that all of the Rights are exercised (which cannot be assured), and after deducting expenses of the Rights Offering of approximately $150,000. The Company intends to use the proceeds of this Rights Offering for the repayment of debt, research and development and sales and marketing activities, and for other general corporate purposes.


AMENDMENT, EXTENSION OR TERMINATION


     The Company reserves the right, in its sole discretion, to: (a) terminate the Rights Offering prior to delivery of the Common Stock for which Rights Holders have subscribed pursuant to the exercise of Rights in the primary subscription or the Over-Subscription Privilege; (b) extend the Expiration Date to a later date; (c) change the Rights Offering Record Date to a later date prior to the distribution of Rights to shareholders; or (d) amend or modify the terms of the Rights Offering.



     The Rights Offering is described in more detail under the heading "Rights Offering" in the enclosed Proxy Statement/Prospectus. If you have any questions relating to the exercise of Rights, please telephone the Rights Agent (800) 733-8481, Ext. 352 or (212) 305-7000.


                                          Very truly yours,

                                          CHARLOTTE J. WALKER
                                          Chairman, President and Chief
                                          Executive Officer

                     SANCTUARY WOODS MULTIMEDIA CORPORATION
                            1825 SOUTH GRANT STREET
                          SAN MATEO, CALIFORNIA 94402

                           PROXY STATEMENT/PROSPECTUS
                              INFORMATION CIRCULAR

                EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
                     SANCTUARY WOODS MULTIMEDIA CORPORATION

                           TO BE HELD APRIL 15, 1997



A.  PROXY STATEMENT/PROSPECTUS RELATING TO DOMESTICATION



     This Proxy Statement/Prospectus constitutes a prospectus of the Company with respect to (i) 90,665,661 shares of Common Stock, $.001 par value (including 67,424,497 shares issuable upon exercise of Rights pursuant to the Rights Offering), (ii) up to 100,000 shares of Series A Preferred Stock, $.001 par value issued in exchange for 8% Convertible Debentures, (iii) 44,183,333 shares of Common Stock issuable upon conversion of the Series A Preferred Stock,
(iv) Warrants to purchase 14,848,716 shares of Common Stock, and (v) 14,700,416 shares of Common Stock issuable upon exercise of Common Stock Warrants, to be issued in connection with the Domestication in exchange for the Company's existing share capital.


GENERAL INFORMATION


     This Proxy Statement/Prospectus and Information Circular ("Proxy Statement") is being furnished to the shareholders of Sanctuary Woods Multimedia Corporation (the "Company"), a British Columbia corporation, in connection with the solicitation of proxies by the Board of Directors of the Company for use at an Extraordinary General Meeting of Shareholders of the Company to be held Friday, April 15, 1997, at the South San Francisco Conference Center, 225 South Airport Boulevard, South San Francisco, California, commencing at 9:00 a.m. California time, and at any adjournment or postponement thereof (the "Meeting"). These proxy solicitation materials were mailed on or about March 11, 1997 to all shareholders entitled to vote at the Meeting.


REVOCABILITY OF PROXIES

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company a written notice of revocation at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting prior to its commencement or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken before revocation.

VOTING; QUORUM; AND SOLICITATION


     Shareholders of record at the close of business March 7, 1997 (the "Record Date") are entitled to notice of and to vote at the Meeting and at any adjournment(s) thereof. At the Record Date, 23,241,164 shares of the Company's Common Stock were issued and outstanding.



     The presence of two shareholders or proxy holders representing shareholder(s) holding in the aggregate not less than 10% of the issued and outstanding shares entitled to vote, is necessary to constitute a quorum at the Meeting. As of the Record Date, the Company had one class of shares outstanding. On all matters which may come before the Meeting, shareholders of the Company on the Record Date are entitled to one vote for each share of Common Stock held of record. Approval of Proposals One and Two require the affirmative votes of not less than 75% of the shares of Common Stock represented and voting at the Meeting. Approval of Proposal Three requires the affirmative vote of a majority of the shares of Common Stock represented and voting at the Meeting. Proposal Number Four requires the affirmative vote of a majority of the outstanding shares of voting stock.


     The Company has retained the services of Skinner & Co., (the "Agent") to perform a search of brokers, bank nominees and other institutional owners. The Company estimates that it will pay the Agent a fee of $3,500 for its services and will reimburse it for reasonable out-of-pocket expenses, if necessary. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone or telegram.


OTHER MATTERS

     Shareholders unable to attend the Meeting in person should read the notes accompanying the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

     The persons named in the enclosed form of Proxy are directors or officers of the Company and will, if authorized by proxy, vote the shares represented thereby on any poll, and where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, the shares will be voted in accordance with the specification so made. If no such specification is made, the shares will be voted in favor of the Proposals.


     The enclosed form of Proxy confers discretionary authority upon the person appointed thereunder with respect to amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this Proxy Statement, Management of the Company knows of no such amendment, variation or other matter which is expected to come before the Meeting.



B.  PROSPECTUS RELATING TO RIGHTS OFFERING



     This Proxy Statement/Prospectus also constitutes a prospectus of the Company with respect to the issuance and delivery of up to 67,424,497 shares of the Company's Common Stock issuable upon exercise of Rights pursuant to the Rights Offering.



     The Company is granting to its holders of record of Common Stock ("Common Stock Holders")and 8% Convertible Debentures due July 31, 1999 ("Debenture Holders") (who are not Canadian residents) at the close of business March 7, 1997 (the "Rights Offering Record Date") Rights to purchase up to 67,424,497 shares of Common Stock of the Company ("Rights Holders"). NO RIGHTS WILL BE ISSUED TO THE COMPANY'S CANADIAN COMMON STOCK HOLDERS DUE TO THE SUBSTANTIAL BURDEN OF COMPLYING WITH CANADIAN REGULATORY REQUIREMENTS. Each Rights Holder will receive one Right for each share of Common Stock owned on the Rights Offering Record Date and 441.8 Rights for each share of Series A Preferred Stock for which such Rights Holder's Debentures are exchangeable. Each Rights Holder will be entitled to subscribe for and purchase from the Company one new share of Common Stock for every Right held.



     In addition, any Rights Holder who fully exercises all Rights initially issued to him is entitled to subscribe for shares of Common Stock which were not otherwise subscribed for by other Rights Holders in the primary subscription.



     The subscription price for the Common Shares to be issued pursuant to the Rights is U.S. $0.12 per share.



     The Rights expire at 5:00 p.m. California time, on April 4, 1997 (the "Expiration Date"). The Company's Canadian Common Stock and Debenture Holders, and Rights Holders who do not fully exercise their Rights should expect, upon completion of the Rights Offering, to own a smaller proportional interest in the Company than before the Rights Offering.

     The net proceeds received by the Company from the sale of 67,424,497 shares of Common Stock in the Rights Offering is estimated to be approximately $8 million, assuming a subscription price of U.S. $0.12 and assuming that all of the Rights are exercised (which cannot be assured) and after deducting expenses of the Rights Offering of approximately $150,000.



     All proceeds from the sale of the Common Stock of the Company pursuant to the exercise of Rights will be used for the repayment of debt, research and development and sales and marketing activities and other general corporate purposes. The Rights are not transferable and may be exercised only by the Rights Holders. No fractional Rights will be issued; no cash will be paid in lieu of fractional Rights. No certificates for Rights will be issued.



     The Company's Common Stock trades on the Nasdaq Bulletin Board. The Company announced the Rights Offering on February 26, 1997. The last reported sale price of a share of Common Stock on the Nasdaq Bulletin Board on February 26, 1997 was U.S.$0.17.



     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 15 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.



     THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/ PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE OR OTHER SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
SUMMARY...............................................................................   10
RISK FACTORS..........................................................................   15
INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON..............................   21
AVAILABLE INFORMATION.................................................................   21
INFORMATION INCORPORATED BY REFERENCE.................................................   22
RECENT DEVELOPMENTS...................................................................   23
RIGHTS OFFERING.......................................................................   25
  Purpose of the Rights Offering......................................................   25
  Eligible Participants...............................................................   25
  The Rights..........................................................................   25
  Transferability of Rights...........................................................   25
  Over-Subscription Privilege.........................................................   25
  Exercise of Rights..................................................................   26
  Rights Agent........................................................................   27
  Information Agent...................................................................   27
  The Subscription Price..............................................................   28
  Expiration of Rights Offering.......................................................   28
  Amendment, Extension or Termination of Rights Offering..............................   28
  Delivery of Shares Upon Exercise....................................................   28
  Plan of Distribution................................................................   29
  Dilution of Canadian Common Stock Holders...........................................   29
USE OF PROCEEDS.......................................................................   30
PARTICULARS OF MATTERS TO BE ACTED UPON...............................................   31
  Proposal Number One -- Domestication to the State of Delaware.......................   31
  Proposal Number Two -- One-for-Twenty Share Consolidation...........................   44
  Proposal Number Three -- Approval of the Company's 1996 Stock Plan..................   47
  Proposal Number Four -- Adoption of Indemnification Agreements......................   52
OTHER MATTERS.........................................................................   55
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT........................   55
EXECUTIVE OFFICERS....................................................................   56
EXECUTIVE COMPENSATION................................................................   57
  Summary Compensation................................................................   57
  Stock Option Grants and Exercises...................................................   58
  Employment Contracts and Termination of Employment and Change-In-Control
     Arrangements.....................................................................   59
  Compensation Committee Interlocks and Insider Participation.........................   60
  Indebtedness of Directors, Executive and Senior Officers............................   60
DESCRIPTION OF CAPITAL STOCK..........................................................   60
LEGAL MATTERS.........................................................................   61
SHAREHOLDER PROPOSALS.................................................................   62
APPENDIX 1 -- Section 231 of the Company Act (British Columbia)

                                                                                        PAGE
                                                                                        ----
APPENDIX 2 -- Certificate of Incorporation of Sanctuary Woods (Delaware)
APPENDIX 3 -- Bylaws of Sanctuary Woods (Delaware)
APPENDIX 4 -- 1996 Stock Plan
APPENDIX 5 -- Form of Indemnification Agreement
APPENDIX 6 -- Subscription Certificate
APPENDIX A: Report of the Company on Form 10K/A-3 for the year ended December 31, 1995
APPENDIX B: Report of the Company on Form 10-Q for the quarter ended December 31, 1996

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Proxy Statement. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy Statement and the exhibits hereto. Unless otherwise defined herein, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Proxy Statement. Unless otherwise indicated, all dollar amounts are stated in U.S. dollars.

RIGHTS OFFERING:


Securities Offered.........  The Company is issuing to its holders of Common
                             Stock, including beneficial owners of shares held in the name of Cede & Co. as nominee for The Depository Trust Company or in the name of any other depositary or nominee, and 8% Convertible Debentures due July 31, 1999, of record March 7, 1997 (the "Rights Offering Record Date") (who are not Canadian residents) rights ("Rights") entitling the holders thereof to subscribe for and purchase up to an aggregate of 67,424,497 shares of Common Stock of the Company ("Rights Holders"). Each Rights Holder will receive one Right for every share of Common Stock and 441.8 Right(s) for every share of Series A Preferred Stock for which a Rights Holder's Debentures are exchangeable. Each Right will entitle the holder to purchase one share of the Company's Common Stock. The Rights will be exercisable at any time after issuance until 5:00 p.m. California time, April 4, 1997.



Over-Subscription
Privilege..................  Any Rights Holder who fully exercises all Rights initially issued to him is entitled to subscribe for shares of Common Stock which were not otherwise subscribed for by other Rights Holders in the primary subscription (the "Over-Subscription Privilege").



Subscription Price.........  The subscription price per share of Common Stock
                             (the "Subscription Price") will be U.S.$0.12.



How to Exercise Rights.....  To exercise Rights, the Rights Holder must complete and sign the Subscription Certificate enclosed with this Prospectus. Payment of the Exercise Price must be made in United States dollars by check, bank draft or money order, payable to the order of the Rights Agent for the Company or by wire transfer to the Rights Agent pursuant to the instructions set forth in the Subscription Certificate. Payment may not be made in cash and may only be made on business days. The completed Subscription Certificate, accompanied by payment of the Exercise Price, must be delivered to the Rights Agent on or before the Expiration Date. The addresses of the Rights Agent to which delivery may be made, by mail or by hand, are set forth in this Prospectus. Once the Subscription Certificate together with payment, has been delivered or mailed, the exercise of the Rights represented thereby is not revocable for any reason.


Sale of Rights.............  The Rights are not transferable. No certificates for Rights will be issued. No fractional Rights will be issued and no cash will be paid in lieu of fractional Rights.


Foreign Restrictions.......  Rights will not be issued to Common Stockholders of
                             Record whose addresses of record are in Canada.



Important Dates to
Remember...................  Rights Offering Record Date: March 7, 1997
                             Expiration Date: April 4, 1997

Amendment, Extension or
  Termination of Rights

  Offering.................  The Company reserves the right, in its sole discretion, to:(a) terminate the Rights Offering prior to delivery of the shares of Common Stock for which Rights Holders have subscribed pursuant to the exercise of Rights in the primary subscription or the Over-Subscription Privilege; (b) extend the Termination Date to a later date prior to the distribution of Rights to Rights Holders; (c) change the Rights Offering Record Date prior to the distribution of the Rights to Rights Holders; or
                             (d) amend or modify the terms of the Rights
                             Offering.


Risk Factors...............  An investment in the Common Stock involves a high degree of risk. See "Risk Factors."


Use of Proceeds............  The proceeds received from the Rights Offering will be used to fund the Company's operations and for other general corporate purposes. See "Use Of Proceeds."


EXTRAORDINARY GENERAL MEETING:


Time, Date and Place.......  The Company's Extraordinary General Meeting of
                             Shareholders (the "Meeting") will be held Tuesday, April 15, 1997, at 9:00 a.m., California time, at the South San Francisco Conference Center, 225 South Airport Blvd., South San Francisco, CA.



Record Date, Shares
Entitled to Vote...........  The Record Date for the Meeting is March 7, 1997.
                             Shareholders of record at the close of business on the Record Date are entitled to notice of and to vote at the Meeting. At such date, there were outstanding 23,241,164 shares of Common Stock of the Company, each of which will be entitled to one vote on each matter to be acted upon or which may properly come before the Meeting.



Purposes of the
Extraordinary Meeting......  The purposes of the Meeting are to (i) consider and vote upon the
                             Domestication of the Company into the State of Delaware, U.S.A., (ii) authorize the Board of Directors to effect a one-for-twenty share consolidation of the Company's Common Stock and to increase the number of shares of Common Stock which the Company is authorized to issue to 50,000,000,
                             (iii) approve the Company's 1996 Stock Plan, and
                             (iv) approve the form of indemnification agreements.


THE DOMESTICATION:

Sanctuary Woods Multimedia
  Corporation..............  The Company, incorporated under the laws of British
                             Columbia, Canada, is currently engaged in the development and marketing of CD-ROM-based interactive multimedia software products targeted at the children's home and education markets. The Company conducts its operations in the United States through its wholly-owned subsidiary Sanctuary Woods Multimedia, Inc., a Nevada corporation. The principal executive offices of the Company are located at 1825 South Grant Street, San Mateo, California, 94402; its telephone number is
                             (415) 286-6000.

Effect of the
Domestication..............  The Company will change its jurisdiction of incorporation from British Columbia, Canada to Delaware, U.S.A. by means of a process called a

                             "continuance" under Canadian law and a
                             "domestication" under Delaware law (herein referred to as the "Domestication"). Upon the effectiveness of the Domestication, the Company will become a Delaware corporation as if it had originally been incorporated in that jurisdiction and its incorporation in British Columbia, Canada will be discontinued.


Vote Required..............  The approval and adoption of the Domestication by shareholders of the Company will require the affirmative vote of the holders of seventy-five percent (75%) of the votes represented and voting at the Meeting. The presence of at least two shareholders (or proxy holders representing shareholder(s)) holding in the aggregate not less than 10% of the issued and outstanding shares entitled to vote constitutes a quorum at the Meeting.



Background of and Reasons
for the Domestication......  For many years, Delaware has followed a policy of encouraging incorporation in that State and has adopted comprehensive, modern and flexible corporate laws to meet the changing needs of today's corporations. In addition, the Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of law has developed construing Delaware law and establishing public policies with respect to Delaware corporations. In addition, the Company's Canadian operations have been sold or discontinued and its current operations are conducted only in the United States. The Company has registered shares of its Common Stock under the U.S. Securities Act of 1933, as amended (the "Securities Act") and the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and a large majority of the Company's shareholders reside in the U.S. Consequently, the Company is required to comply with both Canadian and U.S. tax and securities laws, which is both expensive and time-consuming. Becoming a Delaware corporation is expected to simplify the Company's tax and securities filings, accounting and operations and substantially reduce both the cost and the burden of these reporting obligations.



Board Has Discretion to
Effect the Domestication...  Notwithstanding the fact that the Domestication is approved and adopted by the requisite vote of the shareholders of the Company, the Board of Directors of the Company may, at its option, elect not to effect the Domestication. Reasons that may cause the Board of Directors of the Company not to effect the Domestication include (i) if the Company were to incur significant tax liabilities; (ii) if a significant number of the Company's shareholders elect dissenters' rights; or (iii) if there arises any other circumstance which, in the discretion of the Board of Directors, would cause the Domestication not to be in the best interests of the Company and its shareholders.


Recommendation of the Board
of Directors of the
  Company..................  The Board of Directors of the Company has
                             unanimously approved the Domestication, believes it to be in the best interests of the Company and its shareholders and unanimously recommends approval of the Domestication to the shareholders.

Effective Time of the
  Domestication............  It is anticipated that the Domestication will become effective as promptly as practicable after shareholder approval of the Domestication has been obtained. Subject to Canadian regulatory approval, the Domestication will become effective upon the filing of a Certificate of Domestication and the Company's Delaware Certificate of Incorporation with the Secretary of State of the State of Delaware.


Regulatory Approval........  The Company will apply to the Registrar of
                             Companies for the Province of British Columbia for permission to domesticate the Company in the State of Delaware. Such approval must be obtained for the Domestication to take place. There are no other regulatory approvals necessary for consummation of the Domestication.


Dissenters' Appraisal
Rights With Respect to the
  Domestication............  Under Canadian law, the Company's shareholders who do not vote for the Domestication may elect to have the fair value of their shares determined in accordance with Section 231 of the Company Act (British Columbia) and paid to them in cash if the Domestication is consummated and if they comply with the provisions of said Section 231. See "Particulars of Matters to be Acted Upon, Proposal Number One -- Domestication to the State of Delaware -- Right of Dissent."


Certain Canadian Income Tax
  Consequences of the
  Domestication............  A Canadian shareholder will not incur any income tax liability solely by reason of the Domestication unless such shareholder exercises dissenters' rights, in which case dividend and capital gain taxes will apply. See "Particulars of Matters to be Acted Upon, Proposal Number One -- Domestication to the State of Delaware -- Tax Consequences."



Certain United States
Federal Income Tax
  Consequences of the
  Domestication............  The Domestication, if approved, has been structured as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"). Consequently, the U.S. shareholders generally will not incur any income tax liability solely by reason of the Domestication unless a shareholder exercises dissenters' rights in which case capital gain taxes will apply. See "Particulars of Matters to be Acted Upon, Proposal Number One -- Domestication to the State of Delaware -- Tax Consequences."


Comparison of Shareholder
  Rights...................  See "Particulars of Matters to be Acted
                             Upon -- Proposal Number One -- Domestication to the State of Delaware -- Corporate Governance Differences."


ONE-FOR-TWENTY SHARE
  CONSOLIDATION:             On November 12, 1996, the Company's shareholders
                             authorized the Board to effect a one-for-three share consolidation of the Company's Common Stock and thereafter to increase the Company's authorized
                             Common Shares to 50,000,000. The purpose of the share consolidation was to increase the per share price of the Company's Common Stock in order to requalify the Company's Common Stock for listing on the Nasdaq SmallCap Market ("Nasdaq"). Among other requirements, in order to qualify for listing on Nasdaq, the Company's Common Stock must have a minimum bid price of U.S.$3.00 per share. Since the shareholder approval, however, the market price of the Company's

                             Common Stock has declined to the extent that the Board of Directors believes that the one-for-three share consolidation previously approved by the Company's shareholders will not increase the market price of the Company's Common Stock sufficiently to allow the Company to attempt to list its Common Stock on Nasdaq. Therefore, the Board of Directors of the Company believes that it is in the best interests of the Company and its shareholders to effect a one-for-twenty share consolidation of the Company's Common Stock in place of the one-for-three share consolidation already approved by the Company's shareholders and thereafter to increase the Company's authorized Common Stock to 50,000,000 shares. No fractional shares will be issued. After the aggregation of all fractional shares held by a shareholder, any remaining fractional share will be rounded up to the next whole share. See "Particulars of Matters to be Acted Upon -- Proposal Number Two -- One-for-Twenty Share Consolidation."



APPROVAL OF 1996 STOCK
PLAN: The Company's existing 1995 Stock Plan (the "Old Plan") was drafted to comply with Canadian tax and securities laws. If the shareholders approve the Domestication and the Company becomes a Delaware corporation, the Old Plan will not comply with U.S. tax and securities laws. Therefore, the Board of Directors has determined that, subject to the Domestication of the Company, it is in the best interests of the Company and its shareholders to discontinue the granting of options under the Old Plan and to adopt a new 1996 Stock Plan (the "New Plan") that complies with U.S. tax and securities laws. The shareholders are being asked to approve the adoption of the New Plan and to reserve 8,000,000 shares of Common Stock for issuance thereunder (prior to giving effect to the one-for-twenty share consolidation). See "Particulars of Matters to be Acted
                             Upon -- Proposal Number Three -- Approval of the 1996 Stock Plan."



ADOPTION OF INDEMNIFICATION
  AGREEMENTS:                The Company intends to enter into indemnification
                             agreements with its directors, officers, agents and fiduciaries upon the effectiveness of the Domestication, which, among other things, would incorporate future changes in Delaware law which expand the permissible scope of indemnification of directors and officers of Delaware corporations.
                             See "Particulars of Matters to be Acted
                             Upon -- Proposal Number Four -- Adoption of
                             Indemnification Agreements."

                                  RISK FACTORS


     An investment in the Common Stock issuable upon exercise of Rights issued in the Right's Offering involves a high degree of risk. Before deciding to purchase any of the Common Stock offered hereby, prospective investors should consider the following factors, among others set forth herein. The following risk factors and other information in this Prospectus contains forward looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected, as a result of risk factors discussed in this section and elsewhere in this Prospectus.



     Additional Financing Required; No Assurance of Exercise of Rights. At February 12, 1997, the Company had cash of $925,000 and available credit under its line of credit with Imperial Bank of $576,000. The Company's line of credit matures on April 3, 1997 and Imperial Bank has notified the Company that the line of credit will not be renewed. The Company believes that its existing cash resources (not including its line of credit) and cash flows from operations will fund continuing operations only through April 15, 1997. In order to raise additional capital to fund the Company's continued operations, the Company is issuing Rights to its shareholders to purchase shares of the Company's Common Stock. The number of Rights that will be exercised by Rights Holders in the Rights Offering cannot be presently determined. Accordingly, the amount of proceeds to the Company from the Rights Offering is uncertain. Certain shareholders of the Company have informed the Company that they intend to exercise the Rights issued to them, however, they are not legally bound to do so. The Company believes that, if all of the Rights are exercised (which cannot be assured), the proceeds from the Rights Offering, together with the Company's existing cash resources and cash flows from operations will be sufficient to permit the Company to continue its operations through December 31, 1997. Thereafter, unless the Company returns to profitability, additional financing may be required to fund the Company's continued operations. In the event the Rights Offering is delayed, the Company believes it has the ability to raise additional capital on a near term basis from both existing shareholders and other sources. If the Company is unable to raise additional capital through the Rights Offering or from other sources, the Company's ability to continue its operations will be seriously impaired. There can be no assurance, however, that the Company will be able to raise additional funds on favorable terms or at all, or that such funds, if raised, will be sufficient to permit the Company to continue operations long enough to return to profitability.



     Continued Losses; Liquidity. The Company had operating losses and net losses in each fiscal year since its inception in 1991 and has suffered operating losses in each of its last five quarters. In the three years ended December 31, 1995, 1994 and 1993, the Company reported operating losses of $18.7 million, $8.0 million and $4.4 million, respectively, and net losses in each of these years of $18.7 million, $7.4 million and $4.2 million, respectively. These losses were due to low sales volumes and expenditures incurred by the Company in the development of its CD-ROM publishing business, including significant expenses related to internally and externally developed products, formation of its own direct sales force, and the write-off of certain significant assets as a result of the Company's lack of capital resources and its reassessment of the future salability of certain products. There is no assurance that the Company will become profitable in the near future or at all. "See -- Recent Developments."



     Fluctuations in Operating Results; Seasonality. The Company has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors, including the size and rate of growth of the consumer software market, market acceptance of the Company's products and those of its competitors, development and promotional expenses relating to the introduction of new products or new versions of existing products, projected and actual changes in computing platforms, the timing and success of product introductions, product returns, changes in pricing policies by the Company and its competitors, difficulty in securing retail shelf space for the Company's products, the accuracy of retailers' forecasts of consumer demand, the timing of orders from major customers, order cancellations and delays in shipment. In addition, the Company's business has been in the past (due to the seasonal nature of consumer purchases of entertainment products) and is expected to continue to be subject to seasonal fluctuations as a result of the purchasing cycle of consumers, school districts and dealers in educational products. In response to competitive pressures, the Company may take certain pricing or marketing actions that could materially adversely affect the Company's business, operating results and financial condition. The Company may be required to pay fees in advance or to guarantee royalties, which may be substantial, or to obtain licenses to intellectual properties from third parties before such properties have been introduced or achieved market acceptance. A significant portion of the Company's operating expenses are relatively fixed, and planned expenditures are based in part on sales forecasts. If net sales do not meet the Company's expectations, the Company's business, operating results and financial condition could be materially adversely affected.


     Possible Write-Offs from Product Returns, Price Protection; Bad Debts; Collections. The Company recognizes revenue in accordance with industry practice (net of an allowance for product returns and price protection) from the sale of its products upon shipment to its distributors and retailers. The Company had a reserve balance for price protection and returns as of December 31, 1996, of $1,049,688. Product returns or price protection concessions that exceed the Company's reserves could materially adversely affect the Company's business, operating results and financial condition and could increase the magnitude of quarterly fluctuations in the Company's operating and financial results. In addition, the Company has experienced in the past, and continues to experience, significant delays in the collection of certain of its accounts receivable. Further, if the Company's assessment of the creditworthiness of its customers receiving products on credit proves incorrect, the Company could be required to significantly increase the reserves previously established.


     Recent Changes in Management Team. The Company recently experienced a period of reorganization that has placed, and could continue to place, a significant strain on the Company's financial, management, personnel and other resources. The Company is operating under the direction of a new President and Chief Executive Officer, and a new management team. If the Company's executives are unable to effectively manage the Company's business, the Company's operating results and financial condition could be materially adversely affected.

     Impact of Reorganization of Operations. The Company may take additional steps to reorganize or consolidate its operations. As discussed above, in an effort to reduce its expense structure, the Company reorganized its operations in 1996, in addition to revising its product development plans for the year. These changes or other future steps to reorganize and reduce expenses could result in the delayed introduction of new products which could have a material adverse effect on the Company's financial condition and results of operations.

     Dependence on Key Personnel; Retention of Employees. The Company's success depends in large part on the continued service of its key creative, technical, marketing, sales and management personnel and its ability to continue to attract, motivate and retain highly qualified employees. Because of the multifaceted nature of interactive media, key personnel often require a unique combination of creative and technical talents. Such personnel are in short supply, and the competition for their services is intense. The process of recruiting key creative, technical and management personnel with the requisite combination of skills and other attributes necessary to execute the Company's strategy is often lengthy. The Company has entered into at-will employment agreements with its management and other personnel, who may generally terminate their employment at any time. The loss of the services of key personnel or the Company's failure to attract additional qualified employees could have a material adverse effect on the Company's results of operations and research and development efforts. In particular, the Company has recently reorganized its operations and has undergone a reduction in force among its employees. Such reduction in force, combined with the Company's disappointing operating performance, the price of the Company's stock, and the availability of substantial alternative employment for talented employees of the Company, may result in key employees and managers leaving the Company, which could materially adversely impact the Company's ability to develop and sell its products. The Company does not have key person insurance covering any of its personnel.


     Dependence on New Product Development; Product Delays. The success of the Company depends on the continuous and timely introduction of successful new products. In general, consumer preferences for software products are difficult to predict and are often short-lived. The retail life of software programs has become shorter, and may now last only 9 to 12 months (or even less for unsuccessful products), while the Company typically requires 6 to 9 months or longer for the development of a new educational CD-ROM title. The short life span of a product combined with a lengthy development cycle makes it especially difficult to predict whether a product will be a success by the time it comes to market. There can be no assurance that new products introduced by the Company will achieve any significant market acceptance or that, if such acceptance occurs, it will be sustained for any significant period. If the Company does not correctly anticipate and respond to demand for its products in a timely manner, the Company's business, operating results and financial condition will be materially adversely affected.

     A significant delay in the introduction of, or the presence of a defect in, one or more products could have a material adverse affect on the Company's business, operating results and financial condition, particularly in view of the seasonality of the Company's business. Further, delays in a product introduction near the end of a fiscal quarter may materially adversely affect operating results for that quarter, as initial shipments of a product may move from one quarter to the next and may represent a substantial percentage of annual shipments of a product. The timing and success of software development is unpredictable due to the technological complexity of software products, inherent uncertainty in anticipating technological developments, the need for coordinated efforts of numerous creative and technical personnel and difficulties in identifying and eliminating errors prior to product release. In the past, the Company has experienced delays in the introduction of certain new products. There can be no assurance that new products will be introduced on schedule or at all or that they will achieve market acceptance or generate significant revenues.

     Competition. The home entertainment and education software industry is intensely competitive, and market acceptance for any of the Company's products may be adversely affected by competitors introducing similar products with greater consumer demand. The Company competes against a large number of other companies of varying sizes and resources. Most of the Company's competitors have substantially greater financial, technical and marketing resources, as well as greater name recognition and better access to consumers. Existing competitors may continue to broaden their product lines and potential competitors, including large computer or software manufacturers, entertainment companies, diversified media companies, and book publishers, may enter or increase their focus on the CD-ROM school and home education markets, resulting in increased competition for the Company. Retailers of the Company's products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer software producers for high quality and adequate levels of shelf space and promotional support from retailers. To the extent that the number of consumer software products and computer platforms increases, this competition for shelf space may intensify. Due to increased competition for limited shelf space, retailers and distributors are increasingly in a better position to negotiate favorable terms of sale, including price discounts and product return policies. Retailers often require software publishers to pay fees in exchange for preferred shelf space. There can be no assurance that retailers will continue to purchase the Company's products or provide the Company's products with adequate levels of shelf space. Increased competition could result in loss of shelf space for, and reduction in sell-through of, the Company's products at retail stores and significant price competition, any of which could adversely affect the Company's business, operating results and financial condition. In addition, other types of retail outlets and methods of product distribution, such as on-line services, may become important in the future, and it may be important for the Company to gain access to these channels of distribution. There can be no assurance that the Company will gain such access or that the Company's access will be on terms favorable to the Company.

     Changing Product Platforms and Formats. The Company's software products are intended to be played on machines built by other manufacturers. The operating systems of machines currently being manufactured are characterized by several competing and incompatible formats or "platforms," and new platforms will probably be introduced in the future. The Company must continually anticipate the emergence of, and adapt its products to, popular platforms for consumer software. When the Company chooses a platform for its products, it must commit a substantial development time and investment in advance of shipments of products on that platform. If the Company invests in a platform that does not achieve significant market penetration, the Company's planned revenues from those products will be adversely affected and it may not recover its development investment. If the Company does not choose to develop for a platform that achieves significant market success, the Company's revenues may also be adversely affected. The Company is currently developing products only for DOS and Windows PC, and Macintosh computers. The Company has terminated virtually all current development for other platforms such as the Sony PlayStation and Sega Saturn. There can be no assurance that the Company has chosen to support the platforms that ultimately will be successful.

     Changes in Technology and Industry Standards. The consumer software industry is undergoing rapid changes, including evolving industry standards, frequent new product introductions and changes in consumer requirements and preferences. The introduction of new technologies, including operating systems and media formats, can render the Company's existing products obsolete or unmarketable. Operating setbacks at Apple Computer may adversely affect future sales of Macintosh computers. The development cycle for products utilizing new operating systems, microprocessors or formats may be significantly longer than the Company's current development cycle for products on existing operating systems, microprocessors and formats and may require the Company to invest resources in products that may not become profitable. There can be no assurance that the current demand for the Company's products will continue or that the mix of the Company's future product offerings will keep pace with technological changes or satisfy evolving consumer preferences or that the Company will be successful in developing and marketing products for any future operating system or format.


     Limited Protection of Intellectual Property and Proprietary Rights; Risk of Litigation. The Company regards its software as proprietary and relies primarily on a combination of trademark, copyright and trade secret laws, and employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. However, the Company does not have signed license agreements with its end-users and does not include in its products any mechanism to prevent or inhibit unauthorized copying. Unauthorized parties may copy the Company's products or reverse engineer or otherwise obtain and use information that the Company regards as proprietary. If a significant amount of unauthorized copying of the Company's products were to occur, the Company's business, operating results and financial condition could be materially adversely affected. Further, the laws of certain countries in which the Company's products are or may be distributed do not protect applicable intellectual property rights to the same extent as the laws of the United States. In addition, the Company holds no patents, and, although the Company has developed and continues to develop certain proprietary software tools, the copyrights to which are owned by the Company, most of the technology used to develop the Company's products is not proprietary. There can be no assurance that the Company's competitors will not independently utilize existing technologies to develop products that are substantially equivalent or superior to the Company's. Also, as the number of software products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products.

     As is common in the industry, from time to time the Company receives notices from third parties claiming infringement of intellectual property or other rights of such parties. The Company investigates these claims and responds as it deems appropriate. There has been substantial litigation regarding copyright, trademark and other intellectual property rights involving computer software companies in general. The Company may also face suits as a result of employment matters, publicity rights, governmental or regulatory investigations, or due to claims of breach of the Company's obligations under various agreements to publish or develop products, or for goods or services provided to the Company. Adverse determinations in such claims or litigation could have a material adverse effect on the Company's business, operating results and financial condition. The Company may find it necessary or desirable in the future to obtain licenses relating to one or more of its products or relating to current or future technologies. There can be no assurance that the Company will be able to obtain these licenses or other rights on commercially reasonable terms or at all.

     Relationship with Vendors. Failure to pay vendors on a timely basis may result in loss of the availability of the services of such vendors, which could hamper the Company's ability to manufacture and ship products, and may ultimately result in the Company being sued for collection of such amounts as may be owed to such vendors. If the Company is unable to produce its products to fill orders, the Company's operating results and financial condition could be materially adversely affected. In the event that suits by vendors are filed against the Company, the Company may be required to incur unanticipated legal expenses.


     Market for Common Stock; Stock Price Volatility. The Company's Common Stock was quoted on the Vancouver Stock Exchange until March 12, 1997 when the Company's shares were delisted at the Company's request. The Company's Common Stock was quoted on the Nasdaq National Market or Small Cap Market from September 8, 1993 until July 2, 1996 when it began trading on the Nasdaq Bulletin Board for failing to meet NASDAQ requirements for trading. Based upon historical trends in the market for other software company stocks, the Company anticipates that the trading price of its Common Stock may be subject to wide fluctuations in response to quarterly variations in operating results, changes in actual earnings or in earnings estimates by analysts, announcements of technological developments by the Company or its competitors, general market conditions or other events largely outside the Company's control. In addition, the stock market has experienced, from time to time, extreme price and volume fluctuations which have particularly affected the market prices of high technology stocks. These fluctuations have often been disproportionate or unrelated to the operating performance of these companies. These broad market fluctuations, general economic conditions or other factors outside the Company's control may adversely affect the market price for the Company's stock. The Company is asking its shareholders to approve a one-for-twenty share consolidation in order to help the Company requalify its Common Stock for listing on the Nasdaq SmallCap Market. There is no assurance, however, that the one-for-twenty share consolidation will increase the price of the Company's Common Stock sufficiently to qualify for relisting on the Nasdaq SmallCap Market or that the Company will be able to meet the other requirements necessary to qualify its Common Stock for listing on such exchange. In addition, the NASD has proposed new entry and maintenance standards that, if adopted, would require a company to (i) have net tangible assets of at least $4,000,000, a market capitalization of at least $50,000,000 or net income in two of the last three years of $750,000 in order to be listed for trading on the Nasdaq SmallCap Market and (ii) net tangible assets of at least $2,000,000, a market capitalization of at least $35,000,000 or net income of at least $500,000 during two of the last three years in order to maintain its listing on the Nasdaq SmallCap Market. Under the proposed new rules, a company would also have to have a public float of at least 1,000,000 shares with a market value of at least $5,000,000, and a minimum bid price of $4.00 per share for initial listing and a public float of 500,000 shares with a market value of at least $1,000,000 and a minimum bid price of $1.00 per share, to maintain such listing. There is no assurance that the Company will be able to meet these new listing requirements, or, that if the Company does meet the initial listing requirement, that it will be able to continue to meet the maintenance requirements. If the Company were unable to list its shares on the Nasdaq SmallCap Market, trading in the Common Stock would thereafter be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the Nasdaq SmallCap Market listing requirements. As a result, an investor could continue to find it difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's Common Stock.



     Performance Shares and Related Compensation Expense. In October 1991, in connection with the sale of 1,800,000 common shares to the Company's founders and principal stockholders, the Company issued 4,000,000 common "performance" shares (the "Performance Shares") at CDN $0.01 per share to certain of these individuals. These Performance Shares were issued pursuant to Local Policy #3-07 of the British Columbia Securities Commission ("BCSC") and Policy 19 of the Vancouver Stock Exchange, which provide the guidelines for the issuance of performance shares. In July 1996, a total of 1,200,000 of these shares were sold and transferred to certain members of management at their then estimated fair market value of $.03 per share.



     The Performance Shares are held in escrow to be released as the Company achieves positive operating cash flow on a cumulative basis as defined by the BCSC ("BCSC Operating Cash Flow"). The holders of Performance Shares will be entitled to a pro rata release from escrow on the basis of one share for every CDN $0.653 of cumulative positive BCSC Operating Cash Flow, subject to approval by the BCSC and the Vancouver Stock Exchange. Performance Shares are permitted to be released from escrow on an annual basis, and all of the Performance Shares will be released once CDN $2,612,000 of cumulative positive BCSC Operating Cash Flow has been generated by the Company.



     At the time when BCSC Operating Cash Flow justifying release of the Performance Shares, or a pro rata portion thereof, is probable, the Company will record as compensation expense an amount equal to the difference between the CDN $0.01 per share originally paid for the Performance Shares then issuable and the market price of its common stock at that time. Such a pro rata or full expense recognition will occur prior to the pro rata or full release from escrow of the Performance Shares. If and when such expense recognition criteria are achieved, based on the closing price of the Company's Common Stock on the Nasdaq Bulletin Board at February 26, 1997, of US$.17 per share (for example purposes only), the aggregate compensation expense that would be recognized as a result of earning of all the Performance Shares would be approximately $640,000. Any compensation expense recognized related to the Performance Shares will be a noncash charge against income and will have no net impact on total stockholders' equity (deficit).



     If and when the Performance Shares are earned, the number of shares used to calculate primary net income (loss) per share will increase by the number of Performance Shares earned. Through December 31, 1996, no Performance Shares have been earned or released.



     The Company has agreed in principle (subject to required regulatory approvals) with holders of 2,172,500 of these shares and it is negotiating with holders of the remaining 1,827,500 shares to cancel their Performance Shares in consideration for Cdn $.01 per Performance Share, which the Company will pay by the issuance of Common Shares at a price of Cdn $0.21 per share plus warrants to purchase one share of Common Stock for every 6.67 Performance Shares at an exercise price of Cdn $0.21 per share in year one and Cdn $0.23 per share in year two. For example, if a shareholder held 1,000,000 Performance Shares, in consideration for the cancellation of such Performance Shares, he would receive approximately 47,619 shares of Common Stock and warrants to purchase approximately 149,403 shares of Common Stock.



     Shares Eligible for Future Sale; Possible Adverse Effect on Future Market Price. The sale of substantial amounts of shares in the public market or the prospect of such sales or the sales or issuance of convertible securities or warrants could adversely affect the market price of the Company's Common Stock. Substantially all of the Company's issued and outstanding shares are freely tradable. In addition, as of December 31, 1996, the Company had outstanding options to purchase 3,104,500 shares of Common Stock, warrants to purchase 5,131,000 shares of Common Stock and 8% Convertible Debentures convertible into 9,640,000 shares of Common Stock. Furthermore, as of the Record Date the Company had reserved approximately 8,000,000 additional shares of Common Stock for future issuance pursuant to the Company's Stock Plans. In addition, in February 1997 the Company agreed with certain holders of the 8% Convertible Debentures to exchange the Debentures for shares of Series A Preferred Stock. Assuming the exchange of all of the outstanding Convertible Debentures upon the consummation of the exchange, the Company will have outstanding approximately 100,000 shares of Series A Preferred Stock, which will be convertible at any time at the option of the holder into 44,183,333 shares of Common Stock. In connection with the exchange, the Company will issue an additional 9,499,416 warrants to purchase shares of the Company's Common Stock.



     No Dividends. The Company has not paid any cash dividends since inception and does not anticipate paying cash dividends in the foreseeable future. The Company's bank credit agreement prohibits the payment of cash dividends without the prior written consent of the lender. The Company's bank credit agreement matures on April 3, 1997, at that time assuming repayment of all amounts owed thereunder, the dividends restrictions will be lifted.



     Broad Discretion on Use of Proceeds. Management of the Company will have broad discretion in determining the use to which the net proceeds of the Rights Offering will be put.



     Potential Dilution in Net Tangible Book Value (Deficit). The net tangible book value (deficit) of the Company at December 31, 1996 was approximately $(3,500,000) or $(0.15) per share of common stock "Net tangible book value (deficit)" per share is equal to the Company's total tangible assets less its total liabilities, divided by the total number of shares of common stock outstanding (excluding the 4,000,000 performance shares). Investors purchasing shares of common stock in the Rights Offering will incur immediate and substantial net tangible book value (deficit) dilution.

            INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

INDEMNIFICATION


     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that indemnification of directors, officers, employees and other agents of the corporation, and persons who serve at its request as directors, officers, employees or other agents of another organization, may be provided by it to whatever extent specified in or authorized by (i) the articles of organization,
(ii) a by-law adopted by the shareholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors.



     The Company's Delaware Certificate of Incorporation includes provisions eliminating the personal liability of the Company's directors for monetary damages resulting from breaches of their fiduciary duty except (i) for any breach of the directors' duty of loyalty to the Company or its shareholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) from an unlawful payment of a dividend, stock repurchase or redemption, or (iv) with respect to any transaction from which the director derived an improper personal benefit. The Company's Delaware Bylaws provide indemnification to directors and officers against claims to the full extent allowable under Delaware law. The Company also intends to enter into indemnification agreements with its directors and executive officers providing, among other things, that the Company provide defense costs against any such claim, subject to reimbursement in certain events. The Company also maintains a directors and officers liability insurance policy.


                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("the 1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: in Chicago, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and in New York, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates by written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and information regarding the Company. The address of such Web site is (http://www.sec.gov).



     The Company has filed with the Commission in Washington, D.C. Registration Statements on Forms S-2 and S-4 (collectively, and together with all amendments, supplements, and exhibits thereto, referred to as the "Registration Statements") under the Securities Act of 1933, as amended, with respect to the Common Stock, Series A Preferred Stock and Warrants to be issued in connection with the Domestication (the "Securities"), and the Common Stock to be issued by the Company in connection with the Rights Offering. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statements and the exhibits thereto. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statements, including the exhibits filed or incorporated as a part thereof, copies of which can be inspected at, or obtained at prescribed rates from, the Public Reference Section of the Commission at the address set forth above. While statements contained in this Proxy Statement fully and accurately describe the material aspects of the transactions being contemplated, statements as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statements or such other document.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed with the Commission (File No. 0-21510) pursuant to the Exchange Act are incorporated herein by reference:


     1. The Company's Annual Report on Form 10-K/A-3 for the fiscal year ended December 31, 1995 filed pursuant to Section 13 of the Exchange Act.



     2 The Company's quarterly report on Form 10-Q for the quarter ended March
       31, 1996 filed pursuant to Section 13 of the Exchange Act.



     3 The Company's quarterly report on Form 10-Q for the quarter ended June
       30, 1996 filed pursuant to Section 13 of the Exchange Act.



     4 The Company's quarterly report on Form 10-Q for the quarter ended
       September 30, 1996 filed pursuant to Section 13 of the Exchange Act.



     5 The Company's quarterly report on Form 10-Q for the quarter ended
       December 31, 1996 filed pursuant to Section 13 of the Exchange Act.



     6 The Company's report dated October 30, 1996 on Form 8-K filed pursuant to
       Section 13 of the Exchange Act.



     This prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available without charge upon request from Sanctuary Woods Multimedia Corporation, c/o Peter Nichter, 1825 South Grant Street, San Mateo, California 94402. In order to ensure timely delivery of the documents, any request should be made by March 15, 1997.



     A COPY OF THE COMPANY'S REPORT ON FORM 10-K/A-3 FOR THE YEAR ENDED DECEMBER 31, 1995, AND A COPY OF THE COMPANY'S REPORT ON FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 1996 ARE BEING INCLUDED WITH THIS PROSPECTUS AS APPENDICES A AND B, RESPECTIVELY.

                              RECENT DEVELOPMENTS


BANK LINE OF CREDIT



     The Company is a party to a revolving credit agreement with Imperial Bank, through which the Company can borrow up to $750,000. Borrowings under the credit agreement are limited to 65% of eligible trade accounts receivable. Interest is payable at the rate of the bank's prime rate plus 2.50% (4% if the Company is out of compliance with certain covenants under the credit agreement). At February 3, 1997 the interest rate was 10.75%



     On April 2, 1996, the bank agreed to waive certain debt covenant violations and to extend the credit agreement to May 15, 1996 in consideration for warrants to purchase 200,000 shares of the Company's Common Stock at an exercise price of $.5625 per share. On May 29, 1996, the bank again agreed to waive certain debt covenant violations and to extend the credit agreement to December 31, 1996 in consideration for warrants to purchase an additional 200,000 shares of the Company's Common Stock at an exercise price of $.50 per share. On August 15, 1996, the bank agreed to extend the credit agreement to April 3, 1997.



     As of February 12, 1997, the Company had outstanding bank borrowings of $174,000. The Company did not comply with the earnings covenant under the credit agreement for the quarter ended December 31, 1996. The bank has advised the Company that it will not enforce its default rights under the agreement at this time but that it does not intend to renew the line of credit when it matures April 3, 1997. The Company does not presently anticipate obtaining another bank line of credit. Because the Company's borrowings under its line of credit have been minimal and because the bank has not enforced its default rights, the Company believes the default under its bank credit agreement did not or will not have a material adverse effect on the Company.



     The Company's bank credit agreement prohibits the payment of cash dividends without the prior written consent of the bank. The credit agreement expires on April 3, 1997. Assuming repayment of all amounts owing thereunder, the dividend restrictions will be lifted.



8% CONVERTIBLE DEBENTURES



     In September 1996, the Company privately placed 8% Convertible Debentures due July 31, 1999 ("Debentures") in the principal amount of $5,302,000. In addition, the Company issued to each purchaser of the Debentures a warrant to purchase one share of Common Stock for each $2.00 invested (2,651,000 total shares). Each warrant is exercisable at $.6875 per share. The warrants expire in September 1999. The Debentures are convertible into shares of the Company's Common Stock at the rate of one share for each $.55 of principal plus accrued interest. The Debentures are automatically convertible on July 31, 1999 or upon occurrence of either of the following events: (a) the Company's obtaining any equity financing in an amount not less than $2,000,000 at prices not less than $1.00 per share or (b) the Common Stock of the Company having closed trading at a price of $1.375 or more per share for any 21 trading days in any consecutive 40 day trading period. From April 1, 1997 to July 31, 1999 the Debentures are convertible at the option of the holder. The Debentures are subordinate to senior debt and to the security interest of the Company's bank. The Company may prepay the Debentures at any time without penalty.



     In order to improve the Company's financial condition, in February 1997 the Company agreed with holders of outstanding Debentures in the principal amount of $4,550,000 and is negotiating agreements with the remaining holders that, subject to regulatory approval, the holders of the Debentures will exchange the outstanding Debentures for an aggregate of 100,000 shares of the Company's Series A Preferred Stock. The Series A Preferred Stock will have an aggregate liquidation preference of $5,302,000, and shall be convertible into Common Stock at the rate of $0.12 per share (44,183,333 total shares) (as adjusted for stock splits, stock dividends and the like). The Series A Preferred Stock shall automatically convert into Common Stock on July 31, 1999 or upon the occurrence of either (i) the Company obtaining equity financing of not less than $2,000,000 at a price not less than $0.22 or (ii) the closing price of the Company's Common Stock shall have been 250% of the conversion price of the Series A Preferred Stock for any 21 trading days in any consecutive 40 day trading period. In addition, the Company will issue to the Debenture Holders warrants to purchase 9,499,416 additional shares of the Company's Common Stock at an exercise price of U.S.$0.15 per share and will decrease the exercise price of existing warrants issued to the Debenture holders to $0.15 per share. The warrants must be exercised if the Company's Common Stock trades at 300% of the exercise price or $0.45 per share for any 21 trading days in any consecutive 40 day trading period. In consideration for the exchange, the Debenture Holders will retroactively forego interest on the Convertible Debentures.



RIGHTS OFFERING



     In addition, the Company seeks to raise approximately $8 million (assuming all of the Rights are exercised, which cannot be assured) in the Rights Offering, which it plans to use to fund the Company's operations and for necessary working capital and other general corporate purposes. In the event the Rights Offering is delayed, the Company believes it has the ability to raise additional capital on a near term basis from both existing shareholders and other sources.

                                RIGHTS OFFERING


     The Company is granting rights ("Rights") to the holders of the Company's Common Stock ("Common Stock Holders") and holders of the Company's 8% Convertible Debentures due July 31, 1999 ("Debenture Holders")(who are not Canadian residents) to purchase up to 67,424,497 shares of Common Stock of the Company ("Rights Holders"). The purpose of the Rights Offering is to raise necessary capital for the Company. See "Use of Proceeds."


PURPOSE OF THE RIGHTS OFFERING


     The Board of Directors of the Company has determined that it is necessary for the Company to raise additional capital at this time to finance its operations. The Rights Offering provides the Company with the opportunity to raise additional capital without diluting the ownership interests of existing non-Canadian shareholders who exercise their Rights, and without paying underwriting commissions and expenses. Rights Holders who exercise their Rights in the Rights Offering will be able to purchase shares of the Company's Common Stock at a price below market, without incurring brokers' commissions, and will be able to maintain their prorata share of the Company's equity.


ELIGIBLE PARTICIPANTS

     All Common Stock and Debenture Holders (who are not Canadian residents) of record on the Rights Offering Record Date will receive Rights. If a Common Stock Holder's or a Debenture Holder's shares are not held in such holder's own name but in the name of a broker, bank, trust company or other entity as record or nominee holder (the "Record Holder"), the Common Stock Holder or Debenture Holder will need to contact the Record Holder as soon as possible to exercise Rights.

THE RIGHTS


     Rights Holders will receive one Right for every share of Common Stock and
441.8 Rights for every share of Series A Preferred Stock for which the Rights Holder's Debentures are exchangeable. Each Right will entitle the holder to buy one share of Common Stock of the Company.


TRANSFERABILITY OF RIGHTS

     The Rights are not transferable. No certificates for Rights will be issued. No fractional Rights will be issued and no cash will be paid in lieu of fractional Rights.


OVER-SUBSCRIPTION PRIVILEGE



     Any Rights Holder who fully exercises all Rights initially issued to him is entitled to subscribe for shares of Common Stock which were not otherwise subscribed for by other Rights Holders in the primary subscription (the "Over-Subscription Privilege"). Record Date Shareholders such as broker-dealers, banks, and other professional intermediaries who hold shares on behalf of clients may participate in the Over-Subscription Privilege for a client if the client fully exercises all Rights attributable to him. For purposes of determining the maximum number of shares of Common Stock a Rights Holder may acquire pursuant to the Rights Offering, broker-dealers whose shares of Common Stock are held of record by Cede & Co. ("Cede") or by any other depository or nominee will be deemed to be the holders of the Rights that are issued to Cede or such other depository or nominee on their behalf. Shares of Common Stock acquired pursuant to the Over-Subscription Privilege may be subject to allotment. Rights Holders should indicate, on the Subscription Certificate how many shares of Common Stock they are willing to acquire pursuant to the Over-Subscription Privilege. If sufficient shares of Common Stock remain after the primary subscription, all over-subscriptions will be honored in full. If subscriptions for Common Stock through the Over-Subscription Privilege exceed the Common Stock available for sale after the primary subscription, the available Common Stock will be allocated among those who over-subscribe based on the number of shares of Common Stock a Rights Holder subscribes for pursuant to the Over-Subscription Privilege. The percentage of remaining Common Stock each over-subscribing Rights Holder may acquire may be rounded up or down to result in delivery of whole shares.

A Rights Holder who is not allocated the full amount of shares that such holder subscribes for pursuant to the Over-Subscription Privilege will receive a refund of the Subscription Price paid by such holder for shares that are not allocated to and purchased by such holder. Such refund will be made by a check mailed by the Rights Agent.



     If a Rights Holder does not deliver full payment of the Subscription Price for the number of shares indicated as being subscribed through the exercise of the Over-Subscription Privilege, then such Rights Holder will be deemed to have exercised the Over-Subscription Privilege to purchase the maximum number of shares of Common Stock determined by dividing the total Subscription Price paid (in excess of the Subscription Price for the number of shares of Common Stock such holder purchased through the exercise of Rights in the primary subscription) by the Subscription Price per share.


EXERCISE OF RIGHTS


     To exercise Rights, the Rights Holder must complete and sign the Subscription Certificate enclosed with this Proxy Statement. Payment of the Subscription Price must be made in United States dollars by check, bank draft or money order, payable to the order of the Rights Agent for the Company or by wire transfer to the Rights Agent pursuant to the instructions set forth in the Subscription Certificate. Payment may not be made in cash and may only be made on business days. The completed Subscription Certificate, accompanied by payment of the Subscription Price, must be delivered to the Rights Agent on or before the Expiration Date. The addresses of the Rights Agent to which delivery may be made, by mail or by hand, are set forth in this Prospectus.



     If delivery is made by mail, the holder of Rights bears the risk of late delivery. Completed Subscription Certificates should not be sent to the Company.



     If a Common Stock Holder's shares or a Debenture Holder's Debentures are not held in the holder's own name but in the name of a broker, bank, trust company or other entity as Record Holder, the holder will need to contact the Record Holder as soon as possible to exercise Rights, and any Subscription Certificate must be signed by such Record Holder.



     Once a completed Subscription Certificate, together with payment, has been delivered or mailed, the exercise of the Rights represented thereby is not revocable for any reason.



     All questions as to the validity, form and eligibility (including times of receipt and matters pertaining to beneficial ownership) pertaining to the exercise of Rights will be determined by the Company, which determinations shall be final and binding. No alternative, conditional or contingent exercises will be accepted. The Company reserves the absolute right to reject any or all Subscription Certificates not properly submitted or the acceptance of which would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the right to waive any irregularities or conditions, and the Company's interpretations of the terms and conditions of the Rights Offering shall be final and binding. Any irregularities in connection with the execution of a Subscription Certificate must be cured within such time as the Company shall determine, unless waived. Neither the Company nor the Rights Agent, however, shall be under any duty to give notification of defects in Subscription Certificates, nor shall either incur any liability for failure to give notification. Subscription Certificates received by the Rights Agent that are not properly submitted and as to which the irregularities have not been cured or waived will be returned by the Rights Agent to the appropriate holder of the Rights before the Expiration Date, but only if time permits.



     Travelers Indemnity Corporation which owns 3,350,000 shares of the Company's Common Stock and an 8% Convertible Debenture in the principal amount of $550,000, and Pequot Partners Fund, L.P. and Pequot International Fund, Inc. who own 8% Convertible Debentures in the aggregate principal amount of $4,000,000 have informed the Company that they intend to purchase up to 16,666,666 shares of Common Stock through the exercise of Rights distributed to them in the Rights Offering, although they are not legally bound to do so. Any shares of Common Stock so acquired by these holders and other persons who are "affiliates" of the Company, as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"), may only be sold in accordance with Rule 144 under the Securities Act or pursuant to an effective registration statement under the Securities Act. In general, under Rule 144, as currently in effect, an "affiliate" of the Company is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly reported trading volume of the shares of Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, to notice requirements and to the availability of current public information about the Company.



RIGHTS AGENT



     The Rights Agent is The First National Bank of Boston through its subsidiary State Street Bank and Trust Company, 225 Franklin Street, Concourse Level, Boston, MA 02110, which will receive, for the administrative, processing, invoicing and other services as Rights Agent, a fee estimated to be $5,000 plus reimbursement for all out-of-pocket expenses related to the Rights Offering. Shareholder questions or inquiries should be directed to State Street Bank and Trust Company, P.O. Box 8200, Boston, MA 02266-8200, telephone (800) 426-5523. SIGNED SUBSCRIPTION CERTIFICATES SHOULD BE SENT TO STATE STREET BANK AND TRUST COMPANY, by one of the methods described below:



                EXERCISE FORM
               DELIVERY METHOD                                 ADDRESS/NUMBER
---------------------------------------------   ---------------------------------------------
By Mail                                         State Street Bank and Trust Company
                                                Corporate Reorganization
                                                P.O. Box 9061
                                                Boston, MA 02205-8686
By Hand                                         State Street Bank and Trust Company
                                                225 Franklin Street, Concourse Level
                                                Boston, MA 02110
                                                or
                                                Securities Transfer and Reporting Services
                                                55 Broadway, Concourse Level
                                                New York, NY 10006
By Overnight Courier                            State Street Bank and Trust Company
  or Express Mail                               2 Heritage Drive
                                                North Quincy, MA 02171
                                                Attn: Corp. Reorg.
By Broker-Dealer or other Nominee               Shareholders whose Shares are held in a
  (Notice of Guaranteed Delivery)               brokerage, bank, or trust account may contact
                                                their broker or other nominee and instruct
                                                them to submit a Notice of Guaranteed
                                                Delivery and Payment on their behalf.


     Delivery to an address other than as set forth above does not constitute a valid delivery.

INFORMATION AGENT

     Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address listed below:

                     SHAREHOLDER COMMUNICATIONS CORPORATION
                                17 State Street
                               New York, NY 10004
                    Call Toll Free: (800) 733-8481, Ext. 352
                                       or
                          Call Collect: (212) 305-7000


THE SUBSCRIPTION PRICE



     The Subscription Price for the Common Stock to be issued pursuant to the Rights is U.S.$0.12 per share.

     The Company announced the Rights Offering on February 26, 1997. The last reported sale price of the Common Stock on the Nasdaq Bulletin Board on February 26, 1997 was U.S.$0.17.



EXPIRATION OF RIGHTS OFFERING



     The Rights will be exercisable at any time after issuance until 5:00 p.m., California time, April 4, 1997 (the "Expiration Date"). After the Expiration Date, the Rights will expire and become void.


AMENDMENT, EXTENSION OR TERMINATION OF RIGHTS OFFERING

     The Company reserves the right, in its sole discretion, to: (a) terminate the Rights Offering prior to delivery of the Common Stock for which Rights Holders have subscribed pursuant to the exercise of Rights; (b) extend the Expiration Date to a later date; (c) change the Rights Offering Record Date to a later date; or (d) amend or modify the terms of the Rights Offering. If the Company amends the terms of the Rights Offering, an amended Prospectus will be distributed to holders of record of Rights and to holders of Rights who have previously exercised Rights. All holders of Rights who exercised their Rights prior to such amendment or within four business days after the mailing of the amended Prospectus will be given the opportunity to confirm the exercise of their Rights by executing and delivering a consent form.


     Any Rights Holder who exercised Rights before or within four days after mailing of an amended Prospectus relating to an amendment of the Rights Offering and who fails to deliver, in a proper and timely manner, a properly executed consent form will be deemed to have rejected the amended terms of the Rights Offering and to have elected to revoke in full his exercise of the Rights. If a Rights Holder's exercise of Rights is so revoked, the full amount of the Subscription Price paid by such Rights Holder will be returned to the Rights Holder.



     A Rights Holder whose executed Subscription Certificate is received by the Rights Agent more than four days after the mailing of an amended Prospectus will be deemed to have accepted the amended terms of the Rights Offering in connection with the exercise of their Rights.


     If the Company elects to terminate the Rights Offering before delivering the Common Stock for which Rights Holders have subscribed, the Subscription Price paid will be returned by mail. Except for the obligation to return the Subscription Price paid by Rights Holders who attempted to exercise their Rights, neither the Company nor the Rights Agent will have any obligation or liability to a Rights Holder in the event of an amendment or termination of the Rights Offering.

DELIVERY OF SHARES UPON EXERCISE


     No delivery of shares of Common Stock of the Company issuable upon exercise of Rights will be made prior to the date of the Rights Offering Record Date. Certificates for shares purchased upon exercise of Rights will be delivered as soon as practicable after such purchase; provided, however, that the stock certificates may be issued after the Company's Extraordinary General Meeting to be held on April 15, 1997.


PLAN OF DISTRIBUTION


     The Company is distributing the Rights directly to its Common Stock Holders (there are no Canadian Debenture Holders) who are not Canadian residents, and has made no arrangements with brokers or dealers to solicit purchases of shares by holders of Rights.



     The Company will not distribute any Rights or offer to sell any of the underlying shares of Common Stock in states or other jurisdictions where it is unlawful to do so or whose laws, rules, regulations or orders would require the Company, in its sole determination, to incur costs, obligations or time delays disproportionate to the net proceeds to be realized by the Company from such offers, sales or issuance. If the Company were to issue rights to its Canadian Common Stock Holders, the Company would be required to comply with the regulatory requirements of each province of Canada in which Common Stock Holders reside. This would cause the Company to incur significant costs and time delays disproportionate to the net proceeds to be realized from the issuance of Rights in Canada. Consequently, the Company will not issue Rights to any

Common Stock Holder who is a Canadian resident. The exclusion of the Company's Canadian Common Stock Holders from the Rights Offering does not contravene the B.C. Company Act and the rules and regulations of the B.C. Securities Commission.



DILUTION OF CANADIAN COMMON STOCK HOLDERS



     The Company will not distribute any Rights to its Common Stock Holders who reside in Canada. As a result, these holders will not be able to maintain their pro rata share of the Company's equity and (assuming the exercise of any Rights) will have their ownership in the Company substantially diluted. This dilution could be substantial if a large number of Rights are exercised.

                                USE OF PROCEEDS


     The net proceeds received by the Company from the sale of the 67,424,497 shares of Common Stock in the Rights Offering are estimated to be $8.0 million, assuming a subscription price of U.S.$0.12 per share and assuming that all of the Rights are exercised (which cannot be assured), and after deducting expenses of the Rights Offering of approximately $150,000.



     The Company intends to use the net proceeds of the Rights Offering for the repayment of short-term borrowings that as of February 14, 1997 consisted of $174,000 under its revolving line of credit, which bears interest at the bank's prime rate plus 2.5% and expires on April 3, 1997. The Company intends to use the balance of the proceeds for research and development and marketing and sales activities, including increasing the Company's sales and marketing and research and development team, advertising and promotional activities and capital expenditures. Pending the use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing money market funds.

                    PARTICULARS OF MATTERS TO BE ACTED UPON

                              PROPOSAL NUMBER ONE

                     DOMESTICATION TO THE STATE OF DELAWARE

GENERAL

     The Company is presently a corporation formed and operating under the laws of British Columbia. The shareholders of the Company will be asked at the Meeting to pass a Special Resolution authorizing the Company to domesticate in the State of Delaware under the Delaware General Corporation Law (the "Delaware GCL") pursuant to Section 388 thereof (the "Domestication") thereby continuing the Company as if it had been originally incorporated under the Delaware GCL as a Delaware corporation. The Special Resolution also alters the Company's authorized capital (without taking into account the one-for-ten share consolidation described in Proposal Two below) from 100,000,000 Common Stock without par value and 5,000,000 shares of Preferred Stock without par value to 100,000,000 shares of Common Stock and 5,000,000 Preferred Stock, each with a par value of $.001 U.S. per share, both of these matters to be effective as of the date of the domestication.

     Upon the Domestication, the Company Act of British Columbia (the "B.C. Act") ceases to apply and the Delaware GCL becomes applicable to the Company as if it had been originally incorporated in Delaware.


     The Domestication will not result in any change in the business of the Company or its assets, liabilities, net worth or management. However, the Board of Directors may increase the size of the Company's Board of Directors after the Domestication (see "Corporate Governance Differences -- Size of the Board of Directors"). A shareholder's holdings will not change. The Domestication is not a reorganization, amalgamation or merger.


     Upon consummation of the Domestication, the Company will file a Current Report on Form 8-K with the United States Securities and Exchange Commission (the "Commission") to reflect the Domestication for the purposes of Section 15(d) of the Exchange Act.

     The Domestication gives rise to a Right of Dissent (see "Right of Dissent" hereunder). If the Right of Dissent is exercised by any of the Company's shareholders entitled to do so, and the Company effects the Domestication, the Company would be required to purchase for cash the dissenting shareholders' shares in the Company at the fair value of the shares as at March 20, 1997. This could have an adverse effect on the Company. The Special Resolution will, therefore, provide authority to the Board of Directors of the Company not to proceed with the Domestication if, in the Board's opinion, it is not in the best interest of the Company to do so.

VOTE REQUIRED

     To effect the Special Resolution authorizing the Domestication of the Company, the Special Resolution must be passed by at least seventy-five percent (75%) of the votes represented and voting at the Meeting in respect to this Proposal Number One.


     Under British Columbia law, abstentions and broker non-votes may be counted as present or represented for purposes of determining the presence or absence of a quorum for the transaction of business but may not be counted as votes cast. Accordingly, abstentions and broker non-votes with respect to this proposal will not be considered and will not be counted in determining whether this proposal passes.


     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE DOMESTICATION OF THE COMPANY UNDER THE PROVISIONS OF SECTION 388 OF THE DELAWARE GCL AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE DOMESTICATION INTO THE STATE OF DELAWARE.

PRINCIPAL REASONS FOR THE DOMESTICATION

     For many years, Delaware has followed a policy of encouraging incorporation in that State and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws, which are periodically updated and revised to meet changing business needs. As a result, many major corporations have initially chosen Delaware for their domicile or have subsequently reincorporated in Delaware in a manner similar to that proposed by the Company. Because of Delaware's long standing policy of encouraging incorporation in that State, and consequently its preeminence as the State of incorporation for many major corporations, the Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to Delaware corporations.


     Because the Company's business focus has shifted from Canada to the United States, Management believes that it is preferable to be governed by the laws of a State of the United States. For example, the British Columbia Companies Act (the "B.C. Act"), requires that a certain numbers of the Directors of the Company must be ordinarily resident in Canada and British Columbia. It is a continuing problem for the Company to find qualified individuals in British Columbia who are prepared to act as Directors and assume the responsibilities, the expense and the risks that are inherent with acting as a Director of a company whose headquarters is located in California. Management is, therefore, of the opinion that it is preferable to eliminate this Canadian residency requirement.



     In addition, most of the Company's shareholders and customers are in the United States. The Company's shares are registered under the United States Securities Exchange Act of 1934 (the "Exchange Act") and the Company is subject to the Exchange Act reporting requirements. However, as a British Columbia company, the Company is also subject to the reporting requirements under British Columbia law and to Canadian tax law and rules. The U.S. and Canadian tax and securities reporting requirements often are in conflict. As a result, the Company must retain both United States and British Columbia securities counsel and tax accountants, which is very expensive for the Company and very time-consuming for Management. By changing its jurisdiction of incorporation from British Columbia to Delaware, the Company eliminates the need to comply with British Columbia securities requirements thereby simplifying its securities and tax reporting requirements and reducing the need for British Columbia securities counsel and accountants. Consequently, the Company believes the Domestication will result in substantial savings to the Company.


     In connection with the proposed change in the Company's jurisdiction of incorporation from British Columbia to the State of Delaware, the Board of Directors has proposed that the par value of the shares of the Company's Common Stock and Preferred Stock be changed from no par value to $.001 par value per share because the Delaware franchise fees applicable to no par value shares are significantly higher than those for $.001 par value shares. Par value represents the minimum consideration which must be received by the Company for the issuance of a share of stock. The change in par value will have no effect upon the rights of existing security holders. By voting in favor of the Domestication, the shareholders are voting in favor of the change in par value of the Company's Common and Preferred Stock. If the Proposal is approved, the change will be reflected in the new Delaware Certificate of Incorporation which will be filed with the Delaware Secretary of State's Office.

BOARD OF DIRECTORS HAS DISCRETION TO EFFECT DOMESTICATION

     Notwithstanding the fact that the Domestication is approved and adopted by the requisite vote of the shareholders of the Company, the Board of Directors may, in its discretion, elect not to effect the Domestication. Some of the reasons that may cause the Board of Directors not to effect the Domestication are if (i) the Domestication causes the Company to incur substantial tax liability, (ii) a significant number of the Company's shareholders elect dissenters' rights, or (iii) the Board of Directors determines that the Domestication is not in the best interests of the Company and its shareholders.

CORPORATE GOVERNANCE DIFFERENCES

     In approving the Domestication, shareholders of the Company will be approving the form of Certificate of Incorporation and Bylaws, copies of which are attached as Appendices 2 and 3, respectively and will be agreeing to hold securities in a corporation governed by Delaware law. In exercising their vote, shareholders should consider the distinctions between Delaware and British Columbia law, some of which are outlined below.

  Delaware and British Columbia Law Comparisons

     The Delaware Corporation Law and the Company's Delaware Certificate of Incorporation and Bylaws differ in many respects from the B.C. Act and the Company's British Columbia charter documents. This Proxy Statement summarizes the principal differences that could materially affect the rights of shareholders of the Company. The following summaries of certain provisions of the Company's Certificate of Incorporation and Bylaws do not purport to be complete and are subject to, and are qualified in their entirety by, reference to all of the provisions of the Company's Delaware Certificate of Incorporation and Bylaws attached as Appendices 2 and 3, respectively.

     Shareholder Quorum. Under the Company's British Columbia Articles, two shareholders (or proxy holders representing shareholder(s)) holding shares representing in the aggregate at least 10% of the issued and outstanding shares of the Company that are entitled to attend and vote at such meeting constitutes a quorum at any meeting of shareholders. Under Delaware law a corporation's Certificate of Incorporation and Bylaws may specify the number of shares necessary to constitute a quorum at any meeting of shareholders; provided, however, that a quorum may not consist of less than one-third of the shares entitled to vote at the meeting. The Company's Delaware Bylaws provide that, in general, a majority of the shares entitled to vote, present in person or represented by proxy, is required for a quorum at a meeting of shareholders.

     Supermajority. Both jurisdictions permit the adoption of a higher requisite vote for certain types of corporate action, subject to certain limitations. Notwithstanding any provision contained in a corporation's memorandum and articles, the B.C. Act provides that 75% of the votes present and voting at a general meeting of shareholders on a special resolution is required to amend the Company's charter documents, including changing the corporation's name or altering its share capital, or any of the rights attached thereto, to remove a Director and for certain extraordinary corporate transactions. The Delaware GCL generally has no limit on how high a percentage the vote must be, provided such supermajority requirements are set forth in a corporation's Certificate of Incorporation. The Company's Delaware Certificate of Incorporation provides for a supermajority vote to amend certain sections of its Certificate of Incorporation (see "Corporate Governance
Differences -- Amendments to Certificate of Incorporation and Bylaws").

     Required Approvals of Shareholders. The B.C. Act requires that various extraordinary corporate transactions, such as a merger, the sale of substantially all of a corporation's assets or the change of jurisdiction, must be approved by 75% of the votes represented and voting at the meeting called for such purpose. Under Delaware law, such extraordinary transactions must generally be approved by shareholders holding a majority of the outstanding shares entitled to vote thereon. Since a quorum under the Company's British Columbia Articles is two persons holding shares representing in the aggregate at least 10% of the issued and outstanding shares, as compared to the quorum requirement under the Company's Delaware Bylaws, which is a majority of the outstanding shares entitled to vote (see "Corporate Governance Differences -- Shareholder Quorum"), shareholder action can be taken under the B.C. Act with a smaller percentage of the shareholder vote than is required under Delaware law.

     Examination of Corporate Records. Under the B.C. Act, any person is entitled to examine a corporation's registers of transfers, allotments, directors, debenture holders, debentures and indebtedness, and a corporation's Certificate of Incorporation, Articles, Memorandum and all amendments thereto, minutes of all shareholders' meetings, copies of all contracts pursuant to which the corporation issued shares for a consideration other than cash, copies of all documents filed by the Registrar and all certificates or orders issued by the Registrar, and every audited financial statement, prospectus and takeover bid circular upon payment of $.50 Cdn. for each document examined. In addition, any person is entitled to a copy of the register of shareholders on filing an affidavit with the corporation stating that the list is required for corporate purposes. "Corporate purposes" is defined to mean any effort to influence the voting of shareholders at any meeting, any effort to purchase or sell shares of the corporation, or to effect an amalgamation or reorganization of the corporation.

     Under Delaware law, shareholders have the right for any proper purpose to inspect, upon written demand under oath stating the purpose for such inspection, the corporation's stock ledger, list of shareholders, and its other books and records, and to make copies or extracts of the same. A proper purpose means a purpose reasonably related to a person's interest as a shareholder.

     Minority (Dissenters) Rights. Under the B.C. Act, all of the shareholders of the Company have the right to dissent from certain corporate acts involving
(i) certain amendments to the Company's Memorandum or Articles, (ii) a continuation of the corporation into another jurisdiction, (iii) various forms of corporate reorganizations/amalgamations, or (iv) a sale, lease or exchange of all or substantially all of its assets, and to exercise their statutory appraisal rights after such dissent, receiving a cash payment for the repurchase of their shares. Under Delaware law, shareholders have the right to dissent and exercise appraisal rights only with respect to certain forms of corporate mergers and consolidations. In addition, under Delaware law, appraisal rights are not available with respect to any shares of stock if, at the record dated fixed to determine the shareholders entitled to vote on such merger or consolidation, (i) such shares were listed on a national security exchange or
(ii) held of record by more than 2,000 holders, unless, under the terms of an agreement of merger or consolidation, the shareholders are required to accept for their stock something other than: (i) shares of stock of the surviving corporation; (ii) shares of stock of any other corporation which is listed on a national securities exchange or designated as a national market system security or an interdealer quotation system by the National Association of Securities Dealers, Inc. ("NASD") or which has more than 2,000 shareholders of record;
(iii) cash in lieu of fractional shares; and/or (iv) any combination thereof. THEREFORE, IN APPROVING THE ARRANGEMENT, SHAREHOLDERS WILL BE AGREEING TO FOREGO THE MORE EXTENSIVE DISSENTERS' RIGHTS UNDER THE B.C. ACT WITH RESPECT TO FUTURE ACTIONS.

     Disqualification of Directors. The B.C. Act prohibits the following persons from serving as a Director: (i) persons under age 18, (ii) persons who are mentally infirm, (iii) corporations, (iv) undischarged bankrupts, (v) "persons" who have been convicted of offenses in connection with the promotion, formation or management of a corporation or involving fraud within certain specified time periods, or (vi) in the case of a reporting corporation, "persons" who have had their registration under certain British Columbia statutes canceled within certain specified time periods. Delaware law contains no comparable direct prohibitions.

     Personal Liability of Directors. The B.C. Act provides that every Director, in exercising his powers and performing his functions, shall act honestly and in good faith and in the best interests of the Company and exercise the care, diligence and skill of a reasonably prudent person. The B.C. Act also specifically imposes joint and several personal liability upon Directors who vote for or consent to a resolution which is in violation of applicable provisions of the B.C. Act relating to the acquisition of a corporation's own shares, the payment of commissions or discounts in excess of 25% on a sale of a corporation's shares, the payment of dividends, financial assistance, payment of an indemnity, or payment to a shareholder, subject to certain limited defenses. The B.C. Act provides that such liability is in addition to and not in derogation of any liability imposed on a Director by any other legislation, regulation or rule of law.

     In addition, under a number of British Columbia and Canadian federal statutes, Directors are personally liable for certain of the corporation's debts such as those under the British Columbia Employment Standards Act which imposes liability for the unpaid wages of employees in an amount not exceeding two months wages for each employee in the event that the corporation failed to pay the wages. Other statutes impose personal liability on Directors for corporate acts which have caused damage to third parties.

     The B.C. Act entitles a shareholder or a Director of the corporation, with the approval of the Supreme Court of British Columbia, and in the name of the corporation, to commence legal proceedings to enforce a duty or right owed to the corporation or to obtain monetary damages for breach of such right or duty whether the right or duty arises under the B.C. Act or otherwise. Derivative actions therefor may be brought by shareholders on behalf of the corporation against the corporation's Directors for cash damages or to enforce rights or duties owed by the Director to the corporation. Under the B.C. Act, there is no statutory limitation in respect to the monetary liability which may be imposed on Directors and the Company's British Columbia Articles and Memorandum contain no such limitations.

     Under Delaware law, the directors of a corporation act in a fiduciary capacity and owe the duties of loyalty and due care to the corporation and its shareholders.

     Under Delaware law, shareholders may bring derivative actions against officers and directors of the corporation for breach of their fiduciary duty to the corporation and its shareholders or for other fraudulent misconduct, so long as the shareholder was a shareholder of the corporation at the time of the transaction in question or that he/or she obtained the stock thereafter solely by operation of law.

     Delaware law permits a corporation to adopt a provision in its Certificate of Incorporation eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director's fiduciary duty of care, except where the liability arises (i) from a breach of the Director's duty of loyalty to the corporation or its shareholders; (ii) from acts or omissions not in good faith, involving intentional misconduct or a knowing violation of law; (iii) from unlawfully paying a dividend, approving Delaware stock repurchases or redemptions; or (iv) from a transaction where the Director derived an improper personal benefit. The Company's Delaware Certificate of Incorporation eliminates the liability of its directors to the fullest extent permissible under applicable law. The foregoing limitations on monetary damages, however, have no effect on the standard of care to which directors must conform or the availability of monetary damages.

     Indemnification. The Delaware General Corporation Law generally provides that a corporation shall indemnify a Director against all costs, charges and expenses actually and reasonably incurred by the Director, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action to which the Director is a party by reason of his having been a Director, provided that the Director was acting in good faith. The indemnification permitted under Delaware law is not substantially different in nature or extent from that permitted under British Columbia law and currently provided for in the constituent documents of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers or controlling persons, it is the opinion of the Commission that such indemnification is against public policy as expressed in the Securities Act.

     After the Domestication, the Company intends to enter into indemnification agreements with its officers and directors. See "Proposal Number
Four -- Approval of Indemnification Agreements."

     Cumulative Voting. Cumulative voting entitles each shareholder to cast a number of votes that is equal to the number of voting shares held by such shareholder multiplied by the total number of directors to be elected, and to cast all such votes for one nominee or distribute the votes among up to as many candidates as there are positions to be filled. Without cumulative voting, a shareholder or group of shareholders must hold a majority of the voting shares to cause the election of one or more nominees. Cumulative voting enables a minority shareholder or group of shareholders holding a relatively small number of shares to elect a representative or representatives to the Board.

     Under the B.C. Act and Delaware law, cumulative voting is permitted only if provided for in a corporation's Articles or Certificate of Incorporation, respectively. Neither the Company's British Columbia Articles nor the Company's Delaware Certificate of Incorporation provide for cumulative voting.


     Loans to Officers and Employees. Under B.C. law, a company may give financial assistance by way of loan guarantee, the provision of security or otherwise, to any person provided that: (a) the company is not insolvent at the time the financial assistance is given, or in the case of a loan, would not be rendered insolvent by the giving of the loan; (b) there are reasonable grounds for believing that, and the directors are of the opinion that, the giving of the financial assistance is in the best interests of the company; and (c) the financial assistance is not for the purpose of a purchase of shares or debt obligations convertible into shares of the company or made wholly or partially on the security of a pledge or charge of shares of the company. However, if previously authorized by a special resolution of shareholders and there are reasonable grounds for believing it to be in the best interests of the company, a company may provide money in accordance with a scheme for the purchase of shares or debt obligations to be held by trustees by and for the benefit of bona fide employees of the company or of its affiliates and may provide financial assistance to bona fide employees of the company or of its affiliates to enable them to purchase shares or debt obligations of the company to be beneficially owned by them. Under Delaware law, a corporation may make loan subsidies (including directors who are also officers or employees) when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Dividends and Repurchases of Shares. B.C. law prohibits a company from redeeming, purchasing or otherwise acquiring any of its shares if the company is insolvent or would be rendered insolvent by such action. However, under B.C. law, the declaration and payment of dividends is regulated entirely by the company's articles which typically give the directors authority to declare dividends. Directors who vote for or consent to a resolution authorizing payment of a dividend or a purchase, redemption or other acquisition of shares which would render the company insolvent are jointly and severally liable to the company to make good any loss or damage suffered by the company as a result. Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.



     Interested Director Transactions. Under B.C. law, contracts or transactions in which a director of the company has an interest are not invalid because of such interest provided that certain conditions such as obtaining the required approval and fulfilling the requirements of full disclosure and reasonableness, are met. Under B.C. law, after full disclosure by the interested director or directors, either (a) a majority of the directors at a meeting at which a quorum is present must approve the proposed contract or transaction with the interested director abstaining from voting but counted in the quorum if so permitted by the company's articles; or (b) the shareholders must approve the contract or transaction, which must be fair and reasonable at the time it was entered into. Otherwise, (a) a court may, on application of the company or any interested person, set aside the contract or transaction or enjoin the company from entering into a proposed contract or transaction or make any other order it sees fit, and (b) the interested director or directors shall account to the company for any profit made as a consequence of the company entering into or performing the proposed contract or transaction. Under Delaware law, if board approval is sought, the contract or transaction must be approved by a majority of the disinterested directors (even though less than a majority of a quorum). Therefore, certain transactions that the Board of the B.C. Company would lack the authority to approve, because of the number of interested directors, could be approved by a majority of the disinterested directors of the Delaware Company representing less than a majority of a quorum. The Company is not aware of any plans to propose any transactions involving interested directors of the Company which the Board would lack the authority under B.C. law but could approve under Delaware law.



     Anti-Takeover Effect. Certain provisions of the Delaware GCL and of the Company's Delaware Certificate of Incorporation and Bylaws, summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a hostile tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in the payment of a premium over the market price for the shares held by shareholders. Despite such anti-takeover implications, this Proposal Number One is not intended to prevent an acquisition of the Company and Management is not aware of any effort to accumulate the Company's securities or to obtain control of the Company by means of a merger, tender offer or solicitation in opposition to management or otherwise.


          Delaware Anti-Takeover Law. Section 203 of the Delaware GCL (the "Delaware Takeover Statute") applies to a Delaware corporation with a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system or held of record by 2,000 or more persons. In general, Section 203 prevents an "interested shareholder" (defined generally as any person owning, or who is an affiliate or associate of the corporation and has owned in the preceding three years, 15% or more of a corporation's outstanding voting stock and affiliates and associates of such person) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested shareholder unless (i) before such person became an interested shareholder, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; (ii) the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by Directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or
     (iii) on or subsequent to the date such person became an interested shareholder, the business combination is approved by the Board of Directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested shareholder. Under
     Section 203, the restrictions described above do not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of the corporation's Directors.



     Size of the Board of Directors. The B.C. Act provides that although changes in the number of directors must in general be approved by the holders of a majority of the outstanding shares, the Board of Directors may fix the exact number of directors within a stated range set forth in the corporation's charter documents, if that stated range has been approved by the shareholders. Delaware law permits the corporation to adopt a provision in its certificate of incorporation or bylaws authorizing the board of directors alone to change the authorized number or the range of directors by amendment to the bylaws. The Company's Delaware Certificate of Incorporation provides that the number of directors of the Company will be as specified in its Bylaws and authorizes the Board of Directors to make, alter, amend or repeal the Bylaws. The ability of the Board of Directors to alter the size of the Board without shareholder approval enables the Company to respond quickly to a potential opportunity to attract the services of a qualified director or to eliminate a vacancy for which a suitable candidate is not available. If the Domestication is approved, the Company presently intends to increase the size of the Board from three members to between seven and nine members, although the Company has not identified any candidates who might become the new Board members.



     Special Meeting of Shareholders. The B.C. Act provides that the Board of Directors or the holders of five percent (5%) of the issued shares with a right to vote can call a special meeting. Under Delaware law, a special meeting may be called by the Board of Directors or by any other person authorized to do so in the corporation's Certificate of Incorporation or Bylaws. The Delaware Bylaws of the Company authorize (i) the Board of Directors, (ii) the Chairman of the Board, or (iii) the Chief Executive Officer to call a special meeting.



     Shareholder Action by Written Consent. Under the Company's British Columbia Articles, since the Company is a reporting corporation as defined in the B.C. Act, all matters to be approved at an annual general meeting must be approved at a meeting and may not be approved by written consent. Under Delaware law, shareholders may execute an action by written consent in lieu of a shareholder meeting, unless such right is eliminated in the corporation's Certificate of Incorporation or Bylaws. Elimination of written consents of shareholders could lengthen the amount of time required to take shareholder actions since certain actions by written consent are not subject to the minimum notice requirement of a shareholders' meeting. The elimination of shareholders' written consents, however, may deter hostile takeover attempts by preventing a holder or group of holders controlling a majority in interest of a corporation's capital stock from amending the corporation's Bylaws or removing directors by means of a shareholder's written consent. The Company's Delaware Certificate of Incorporation eliminates the ability of shareholders to take actions by written consent.


     Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Company's Delaware Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as Directors at an annual or a special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company (i) in the case of an annual meeting no later than the close of business 120 days before the anniversary date of the immediately preceding annual meeting of shareholders, and (ii) in the case of a special meeting of shareholders, not later than the close of business 60 days before the date of the meeting. The Company's Delaware Bylaws specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders at an annual or special meeting or from making nominations for Directors at an annual or special meeting.

     Under the B.C. Act, the Company must, not less than 56 days before it holds a general meeting at which a Director is to be elected, publish in a Vancouver newspaper an advance notice of the meeting giving the date of the meeting, inviting written nominations for Directors signed by shareholders holding in the aggregate not less than 10% of the issued voting shares and stating that if the nominations are received at the registered office of the Company not less than thirty-five (35) days before the date of the meeting, the Company will include the nominee in its information circular with respect to the meeting.

     Amendments to the Certificate of Incorporation and Bylaws. Delaware law provides that the vote of holders of a majority of the outstanding shares entitled to vote is required to alter, amend, change or repeal a corporation's Certificate of Incorporation, unless otherwise specified in a corporation's Certificate of Incorporation or Bylaws. The provisions of the Company's Delaware Certificate of Incorporation and Bylaws governing (i) the size of the Board of Directors, (ii) the elimination of actions by written consent of shareholders,
(iii) the removal of directors, and (iv) the filling of vacancies on the Board of Directors may only be amended by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding shares entitled to vote. This limitation on the ability of shareholders to amend the Company's charter documents may make a potential change in control of the Company a lengthier and more difficult process.

     Under the B.C. Act, the Company's Memorandum and Articles may be altered if approved by 75% of the votes cast and such alteration takes effect upon the later of the date a certified copy of the special resolution is accepted for filing by the Registrar of Companies for the Province of British Columbia and the date specified in the special resolution.

REGULATORY APPROVAL


     The Company will apply to the Registrar of Companies for the Province of British Columbia for permission to continue the Company to the State of Delaware. Such approval must be obtained for the Domestication to take place. There are no other regulatory approvals necessary for consummation of the Domestication.


TAX CONSIDERATIONS


     The following sections summarize certain provisions of United States and Canadian federal income tax laws that may affect the Company and its shareholders. This summary is applicable to shareholders who are corporations or individuals resident in Canada or the United States who hold their shares as capital property, and does not generally apply to shareholders who are trusts, deferred income plans or similar entities, nor does it apply to any shareholder resident outside Canada and the United States. All shareholders are urged to seek specific tax advice. Although this summary discusses the principal tax considerations deemed by the Company to be material to a shareholder's decision regarding Proposal Number One, it does not purport to discuss all of the United States and Canadian federal tax consequences that may be relevant to its shareholders, nor will it apply to the same extent or in the same way to all shareholders. No information is provided herein with respect to the effect of any state, local or provincial tax law, rule or regulation nor is any information provided as to the effect of any foreign tax law, other than the federal law of Canada and the United States to the extent specifically set forth herein. EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN INDIVIDUAL TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE DOMESTICATION.

     NO ADVANCE TAX RULING OR INTERPRETATION HAS BEEN OR WILL BE SOUGHT FROM ANY TAX AUTHORITY WITH RESPECT TO ANY OF THE TRANSACTIONS DISCUSSED HEREIN.

CANADIAN TAX IMPLICATIONS TO CANADIAN SHAREHOLDERS


     The following is confined to provisions of the Income Tax Act (Canada) (the "Tax Act") enacted, and Regulations thereunder proclaimed, or amendments thereto proposed at this date and, where applicable, is based on the Company's tax advisor's understanding of current administrative practices of Revenue Canada, Taxation. No assurance can be given that the consequences will not be altered by future changes to administrative practices, judicial decisions or amendments to the law. This discussion addresses in a general manner the more pertinent Canadian Federal income tax consequences to shareholders of the Company, both resident and non-resident, to whom shares of the Company constitute "capital property" for purposes of the Tax Act, who deal at arms' length with the Company and who hold less than a 10% interest in the Company. Generally speaking, shares of the Company will be considered capital property unless the holder is a trader or dealer in securities, has acquired the shares as part of an adventure in the nature of trade, or holds the shares otherwise than for investment purposes.


     Consequences of Domestication. The Domestication of the Company is not considered to be a disposition of the shares of the Company by its shareholders and is not considered to be a taxable event to the shareholders, unless the shareholder dissents to the Domestication (see below). Shareholders of the Company will continue to hold their shares of the Company following the Domestication at their adjusted cost basis of the shares immediately before the Domestication. On Domestication, shares of the Company will constitute "foreign property" for purposes of deferred income plans such as RRSP's. As such, any deferred income plans holding such shares are advised to carefully review their foreign property limits. Depending on the extent of the interest held, a Canadian resident shareholder may be required to report his holdings pursuant to new foreign property reporting rules first advanced in the 1995 Canadian Federal Budget, and pursuant to draft foreign reporting requirements released on March 5, 1996 as subsequently revised.


     Consequences of Dissent to the Domestication. A shareholder who dissents to the Domestication is entitled to require the Company to purchase for cash all of his shares in the Company at their fair market value if the Company proceeds with the Domestication. The dissenting Canadian shareholder (and non-resident shareholder prior to Domestication) will generally be deemed for Canadian tax purposes to have received a dividend equal to the excess of the purchase price over the paid up capital of the purchased shares. The balance of the purchase price, i.e., the amount equal to the aggregate paid up capital of each of the shares constitutes proceeds of disposition which, when measured against the shareholder's adjusted cost base for the shares, would result in capital gain or capital loss. Three quarters of any capital gain must be included in the shareholder's income, while three quarters of any capital loss will constitute an allowable capital loss which may be deducted against taxable capital gains of the shareholders for the year, any of the prior three years or any future year. Relief from tax on a capital gain may be available to non-residents of Canada pursuant to the terms of one of Canada's tax treaties.


     Where a dissenting shareholder is a corporation resident in Canada, an anti-avoidance provision in the Tax Act may apply to treat the entire purchase price as proceeds of disposition of the shares for purposes of calculating any capital gain or capital loss in respect of such disposition with the result that no portion of the proceeds would be treated as a dividend.


     Consequences of Dividends. A Canadian individual shareholder who receives a deemed dividend from the Company, including a dividend received pursuant to a shareholder's dissent, would include the dividend in income, grossed up to 125% of the actual amount, and would claim a dividend tax credit equal to 13.33% of the grossed up amount in calculating tax payable. A dividend received by a corporation resident in Canada in these circumstances would not be subject to tax (unless as discussed above, the dividend is recharacterized to be proceeds of disposition) under Part I of the Income Tax Act but may be subject to a refundable tax of 33 1/3% under Part IV of the Income Tax Act.

     A dividend paid prior to Domestication to a non-resident shareholder, individual or corporate, would be subject to Canadian withholding tax of 25% or such lower rate as provided by treaty. Pursuant to the Canada/U.S. treaty, this withholding rate would be 15% when paid to individuals, or corporate shareholders owning less than 10% of the Company's outstanding securities and, in the case of corporate shareholders, 5% if owning 10% or more of the Company's outstanding securities.



     Canadian shareholders who receive dividends after the Domestication (including a dividend received pursuant to a shareholder's dissent) would be subject to U.S. withholding tax at rates corresponding to the treaty rates discussed above which, depending upon particular circumstances, may or may not qualify for a credit against Canadian tax or a deduction against taxable income. No dividend tax credit would be available to shareholders who are non-residents of Canada after Domestication in the State of Delaware.


CANADIAN TAX IMPLICATIONS TO THE COMPANY

     Upon the Domestication, the Company will be deemed to have had a year end immediately before the Domestication and the Company will be deemed to have disposed of each of its properties and to have immediately reacquired them at their then fair market values. Any resulting gains or losses from such deemed dispositions will be taken into account in calculating the Company's taxable income for the fiscal period then ended. However, any gains may be offset by any net operating loss carry forwards. The Company has significant amounts of net operating loss carry forwards which can be claimed as a deductions in calculating taxable income for this fiscal period in accordance with the provisions of the Tax Act. Consequently, the Company does not believe that it will incur substantial tax obligations as a result of the Domestication. After the Domestication, for Canadian tax purposes, the Canadian tax losses will only be available to offset Canadian source income.

     The Tax Act additionally imposes a special branch tax in these circumstances calculated on the amount by which the aggregate fair market value of the Company's property immediately before Domestication exceeds the aggregate of its liabilities (including liability for income tax for the final taxation year) and the paid up capital of all of its issued and outstanding shares. The general rate of tax is 25% of such amount but pursuant to the Canada/U.S. treaty this would be reduced to 5%.

     Upon the Domestication, the Company is deemed to have been incorporated in Delaware and not to have been incorporated elsewhere. The Company will, therefore, cease to be resident in Canada for purposes of the Tax Act, provided that its "mind and management" is not exercised from Canada. In any event, for most purposes the Canada/U.S. tax treaty would deem the Company to be resident in the U.S. after Domestication. As such it would subsequently generally only be subject to Canadian tax in respect of business income attributable to a permanent establishment in Canada, gains realized on disposition of taxable Canadian property and withholding tax in respect of Canadian source passive income.


     A branch tax will be imposed upon business profits realized by a branch operation if the Company retains business operations in Canada. This tax imposed at the reduced treaty rate of 5%, is payable upon business profits earned in Canada minus a deduction for corporate income taxes payable upon those profits and after the deduction of a special reserve allowed for net assets, computed by prescribed rules, invested in Canada.


UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     This discussion does not address tax considerations applicable to U.S. holders of 10% or more (by voting power or value) of the stock of the Company who may be required to include amounts in income as a consequence of the Domestication.

     The Domestication will constitute a reorganization within the meaning of
Section 368(a) of the Code. As a consequence, no U.S. gain or loss will be recognized by the Company and no U.S. gain or loss will generally be recognized by the U.S. shareholders of the Company. The basis and holding period for the shares of the Company after the Domestication will be the same as the basis and holding period for the shares of the Company prior to the Domestication provided that the shares of the Company's stock were held as a capital asset at the effective time of the Domestication. Non-U.S. shareholders of the Company generally will not be subject to U.S. Federal income tax on any gain realized as a result of the Domestication, including those non-U.S. shareholders who exercise dissenters' rights, provided such gain is not connected with a trade or business in the United States and provided that such shareholder has not been present in the United States for a significant amount of time.



     Cash received as a result of the exercise of dissenters' rights by a shareholder who dissents from the Domestication ("Dissenting Holder") and who is subject to U.S. Federal income tax will be treated as cash received in redemption of the Dissenting Holder's shares of the Company's stock. A dissenting shareholder who, after the Domestication does not own (actually or constructively) any capital stock of the Company will generally recognize gain or loss, measured by the difference between the cash received and the Dissenting Holder's basis in his Company stock. The gain or loss should be a capital gain or loss if the Dissenting Holder holds his stock as a capital asset.


     THE COMPANY WILL NOT OBTAIN A RULING FROM THE U.S. INTERNAL REVENUE SERVICE WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION.

     THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE DOMESTICATION. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING IS SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THE DISCUSSION. EACH COMPANY SHAREHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE DOMESTICATION TO HIM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

RIGHT OF DISSENT

     A DISSENTING SHAREHOLDER'S RIGHTS TO PAYMENT FOR THE COMPANY'S SHARES UNDER THE B.C. ACT ARE AVAILABLE ONLY IF ALL APPLICABLE PROCEDURAL STEPS ARE PROPERLY FOLLOWED. SUCH RIGHTS ARE NOT AVAILABLE IF, SUBSEQUENT TO A NOTICE OF DISSENT, THE SHAREHOLDER ACTS IN A MANNER WHICH IS INCONSISTENT WITH A DISSENT. FOR EXAMPLE, A NOTICE OF DISSENT WOULD CEASE TO BE EFFECTIVE IF THE SHAREHOLDER VOTED IN FAVOR OF THE DOMESTICATION RESOLUTION. IF THE NUMBER OF SHAREHOLDERS EXERCISING DISSENTERS' RIGHTS COULD ADVERSELY AFFECT THE COMPANY, THE BOARD OF DIRECTORS OR OFFICERS MAY ABANDON THE DOMESTICATION.


     Shareholders may, until 5:00 p.m., local time, at Vancouver, British Columbia, on April 13, 1997, give the Company a Notice of Dissent by registered mail, addressed to the Company at 1825 South Grant Street, San Mateo, California 94402, with respect to the Domestication. As a result of giving a Notice of Dissent, shareholders may, on receiving a Notice of Intention to Act, require the Company to purchase for cash all the shares in respect of which the Notice of Dissent was given.


     If the Domestication Resolution is passed and the Company intends to act on such Resolution, the Company shall first give to the dissenting shareholder a Notice of Intention to Act. On receiving a Notice of Intention to Act, a dissenting shareholder is entitled to require the Company to purchase for cash all of his shares in respect of which the Notice of Dissent was given. The dissenting shareholder, after receipt of the Notice of Intention to Act, must, within fourteen days, notify the Company in writing that he requires the Company to purchase all of his shares referred to in the Notice of Dissent, and concurrently the shareholder shall deliver to the Company the certificates representing all of the shares referred to in the Notice of Dissent. A dissenting shareholder who has complied with these provisions may no longer vote or exercise any rights as a shareholder of the Company.

     The filing of a Notice of Dissent does not deprive a shareholder of his right to vote on the Domestication Resolution. A Notice of Dissent ceases to be effective if the dissenting shareholder consents or votes in favor of the Domestication Resolution, except where the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote. If a shareholder fails to vote against the Domestication Resolution, it does not constitute a waiver of his right to dissent, and a vote against the Domestication Resolution does not perfect his right of dissent and does not constitute notice of dissent. THE RETURN OF AN UNMARKED PROXY THAT IS NOT REVOKED PRIOR TO THE MEETING WILL PRECLUDE A SHAREHOLDER FROM EXERCISING DISSENTERS' RIGHTS, AS UNMARKED PROXIES WILL BE VOTED IN FAVOR OF THE PROPOSAL, AT THE ELECTION OF THE PROXY HOLDERS.

     The price to be paid to a dissenting shareholder for his shares shall be the fair value as of the day before the date on which the Domestication Resolution was passed. All dissenting shareholders shall be paid the same price. The method of determining "fair value" will vary according to the circumstances of the case. In reported decisions, the choice of method of valuation has generally been left to the party appointed by the court or the court itself. It has been held in previously reported decisions that no discount is to be made to the price of the shares merely because a minority interest is being purchased. What is to be paid is the fair value and not the market value. The courts have endeavored to determine what is most equitable in the circumstances, including the tax consequences of the purchase.

     In the event a shareholder elects to dissent and the Domestication Resolution is passed, and the Company acts on the Resolution, the procedure which the Company would propose to follow in order to determine the price to be paid to the dissenting shareholders with respect to their shares of the Company is as follows: the Company would attempt to reach a mutually agreed fair value in direct negotiations with the dissenting shareholders; if such negotiations were unsuccessful, the Company would propose to appoint a single arbitrator, mutually agreeable to all of the dissenting shareholders, whose decision would be final and binding on all parties; in the event that the parties cannot agree upon an acceptable arbitrator, the matter would be referred to the Supreme Court of British Columbia. In the event of an arbitration or a court application, all parties will have the opportunity to present evidence to the arbitrator or court in order to establish the "fair value". The Company is not required to notify shareholders of the amount it believes is the "fair value".

     The cost of any arbitration or application to the Supreme Court of British Columbia will be under the discretion of the arbitrator or court. In exercising such discretion, the Company may be ordered to pay all of the costs incurred by both the Company and the dissenting shareholders, or the dissenting shareholders may be ordered to pay all of the costs incurred by the Company and the dissenting shareholders, or the costs may be divided on some other basis between the parties. The final decision with respect to the same would be made by the arbitrator or the court, as the case may be.

     The foregoing is a summary only of the Right of Dissent with respect to the Domestication Resolution. It is suggested that any holder of shares wishing to avail himself of the Right of Dissent under the B.C. Act obtain his own legal advice. The full text of Section 231 of the B.C. Act is set out in Appendix 1 to this Proxy Statement.

SECURITIES LAW CONSEQUENCES

  United States Securities Law Consequences

     All of the Warrants and the shares of capital stock received by the Company's shareholders in the Domestication will be freely transferable, except as set forth under "Canadian Securities Law Consequences" below, and except that shares received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act ) of the Company prior to the Domestication may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated, or as otherwise permitted, under the Securities Act. Persons who may be deemed to be affiliates of the Company generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal shareholders of such party or persons who hold restricted shares.

  Canadian Securities Law Consequences

     The Company's capital stock received by Canadian residents in the Domestication will continue to be subject to any applicable resale restrictions imposed by the securities laws of the province of Canada in which the shareholder is resident.

THE DOMESTICATION RESOLUTION

     Based on the foregoing discussion, the Company's Board of Directors and Management have approved and believe that it is in the best interests of the Company and its shareholders to domesticate the Company into the State of Delaware. To reduce the franchise fees payable to the Delaware corporate authorities by the Company following the Domestication, the Company's Board of Directors and Management believe that it is in the best interests of the Company and its shareholders to alter the Company's authorized capital (before taking into effect the one-for-ten share consolidation) from 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock without par value to 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, each with a par value of $.001 U.S. per share.

     Accordingly, shareholders will be asked at the meeting to consider and if thought fit, approve a Special Resolution (the "Domestication Resolution") transferring the Company's jurisdiction of incorporation from British Columbia to Delaware and altering its authorized share capital in substantially the following terms:

     "Resolved as a special resolution that:

          1. the continuance of the Company's jurisdiction of incorporation from the Province of British Columbia to the State of Delaware pursuant to
     Section 388 of the Delaware General Corporation Law be and is hereby approved;

          2. the Company obtain the approval of the Registrar of Companies for British Columbia that the Company be permitted to be continued into and be registered as a "Corporation" in the State of Delaware pursuant to the Delaware General Corporation Law;

          3. the Company make application to the appropriate authorities in the State of Delaware for consent to be domesticated into and registered as a "Corporation" pursuant to the Delaware General Corporation Law;

          4. effective on the date of such domestication under the Delaware General Corporation Law and prior to giving effect to the one-for-ten share consolidation (if such share consolidation is approved by the Company's shareholders), the authorized share capital of the Company be altered from 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock each without par value to 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock each with a par value of $.001 U.S. per share;

          5. effective on the date of such domestication as a Corporation under the Delaware General Corporation Law, the Company adopt a Certificate of Incorporation and Bylaws in substantially the form submitted to the shareholders, in substitution for the existing Memorandum and Articles of the Company;

          6. the Board of Directors or officers of the Company be authorized to perform such further acts and execute such further documents as may be required to give effect to the foregoing; and

          7. the Directors or officers may, in their sole discretion, elect not to act on or carry out this Special Resolution."


     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE DOMESTICATION OF THE COMPANY UNDER THE PROVISIONS OF SECTION 388 OF THE DELAWARE GCL AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE DOMESTICATION INTO THE STATE OF DELAWARE.

                              PROPOSAL NUMBER TWO


                       ONE-FOR-TWENTY SHARE CONSOLIDATION



     On November 12, 1996, the Company's shareholders authorized the Board to effect a one-for-three share consolidation of the Company's Common Stock and thereafter to increase the number of the Company's authorized Common Stock to 50,000,000. The purpose of the share consolidation was to increase the per share price of the Company's Common Stock in order to requalify the Company's Common Stock for listing on the Nasdaq SmallCap Market ("Nasdaq"). Among other requirements, in order to qualify for listing on Nasdaq, the Company's Common Stock must have a minimum bid price of U.S.$3.00 per share. Since the shareholder approval, however, the market price of the Company's Common Stock has declined to the extent that the Board of Directors believes that the one-for-three share consolidation previously approved by the Company's shareholders will not increase the market price of the Company's Common Stock sufficiently to allow the Company to attempt to meet Nasdaq requirements. Therefore, the Board of Directors of the Company believes that it is in the best interests of the Company and its shareholders to effect a one-for-twenty share consolidation of the Company's Common Stock in place of the one-for-three share consolidation already approved by the Company's shareholders and thereafter to increase the Company's authorized Common Stock to 50,000,000 shares.



     If the shareholders approve the following special resolution, the Company's Board of Directors may elect to effect the one-for-twenty share consolidation either prior to, at the same time as, or after the Domestication (See Proposal Number One). The shareholders are being asked to approve the following special resolution:


     "RESOLVED, as a Special Resolution, THAT:


          1. all of the 100,000,000 common shares without par value, both unissued and fully paid issued, be consolidated on the basis of one new common share without par value for every twenty common shares without par value before consolidation; provided, however, that if this share consolidation is effected at the same time as or after the domestication of the Company into the State of Delaware (the "Domestication") the common shares will be consolidated on the basis of one new common share, $.001 par value, for every twenty common shares without par value.



          2. The authorized common shares after giving effect to the one-for-twenty share consolidation be increased to 50,000,000 common shares without par value; provided, however, that if this share consolidation is effected at the same time as or after the Domestication, the authorized common shares after giving effect to this share consolidation shall be increased to 50,000,000 common shares, $.001 par value.


     AND THAT paragraph 2 of the Memorandum of the Company be altered to read as follows:


          2. The authorized capital of the Company consists of 55,000,000 shares divided into:



           a. 50,000,000 Common shares without par value; and



           b. 5,000,000 Preferred shares without par value having attached thereto the special rights and restrictions set out in the Articles of the Company;



           a copy of the memorandum as altered being attached as Schedule "A" hereto;


PURPOSES AND EFFECTS OF THE SHARE CONSOLIDATION


     The Board of Directors has proposed the one-for-twenty share consolidation because the Board believes that the share consolidation should result in an increase in the market price of the Company's Common Stock. The Company's Common Stock was recently delisted from Nasdaq in part because the market price of the Company's Common Stock did not meet the minimum requirements for continued listing on Nasdaq. The Company is asking its shareholders to approve a one-for-twenty share consolidation in order to help the Company requalify its Common Stock for listing on Nasdaq. Under the current rules of Nasdaq, the minimum bid price of one share of stock is $3.00 and under the proposed rules of Nasdaq, the minimum bid price of one share of stock is $4.00. The one-for-twenty share consolidation will substantially reduce the number of outstanding shares of the Company's Common Stock. Assuming that the price of one share of the Company's Common Stock is determined by dividing the value of the Company by the number of shares outstanding, fewer outstanding shares should result in proportionately higher per share price. Based on the foregoing, the Company believes that the share consolidation should initially increase the per share market price of each share of the Company's Common Stock. There can be no assurance, however, that the per share market price of the Company's Common Stock after the share consolidation will be proportionately greater than the per share price prior to the share consolidation, or that the per share market price of the Company's Common Stock after the share consolidation will not be less than the per share market price prior to the share consolidation. The Company's Common Stock trades on the Nasdaq Bulletin Board. On the Record Date, the
reported closing price of the Company's Common Stock was U.S. $          per
share. IF THIS PROPOSAL NUMBER TWO IS APPROVED BY THE COMPANY'S SHAREHOLDERS, THE BOARD OF DIRECTORS WILL NOT EFFECT THE ONE-FOR-THREE SHARE CONSOLIDATION PREVIOUSLY APPROVED BY THE SHAREHOLDERS.


     Proportionate voting rights and other rights of shareholders would not be altered by the share consolidation. The number of shares of Common Stock subject to outstanding options granted pursuant to the Company's stock option plans (collectively, the Plans), and the exercise price thereof, and the number of shares of Common Stock reserved for issuance under the Plans, would be adjusted to take into account the share consolidation.


     In addition, if the share consolidation is effected prior to completion of the Rights Offering, the number of shares of Common Stock that may be purchased pursuant to the exercise of Rights issued pursuant to the Company's Rights Offering will be adjusted to take into account the share consolidation.



     The proposed share consolidation would not change the shareholders' equity or interest in the Company, and the aggregate book value of the number of shares outstanding immediately after the applicable share consolidation would be equal to the aggregate book value of the number of shares outstanding immediately prior to the share consolidation.



     Following the effective date of the share consolidation, to be determined in the discretion of the Board of Directors, the number of shares of Common Stock outstanding immediately prior to the share consolidation would be consolidated into one new share of Common Stock for each existing twenty shares of Common Stock. In addition, the number of authorized shares of the Company's Common Stock would be increased to 50,000,000.



     The shareholders will receive instructions to return their stock certificates to the Company's transfer agent which will return a new stock certificate representing one share of Common Stock for each twenty shares surrendered; provided, however, that the Company may elect to conduct the stock certificate exchange after the Domestication (see Proposal Number One).



FRACTIONAL SHARES



     No fractional shares will be issued. Any fractional shares remaining after aggregating all fractional shares held by a shareholder, will be rounded up to the nearest whole share.


TAX CONSEQUENCES


     U.S. Tax Consequences. The Company has been advised by tax counsel that, under existing U.S. Federal income tax laws and regulations, the receipt of fewer shares of Common Stock of the Company in the share consolidation will not constitute taxable income or gain, or loss to shareholders; the cost or other tax basis of each share of Common Stock held by a shareholder immediately prior to the share consolidation will be allocated equally among the corresponding number of shares held immediately after the consolidation and the holding period for each of the post-consolidated shares will be equal to the most recently acquired of the twenty shares which were consolidated.


     Canadian Tax Consequences. The Company has been advised by tax counsel that the share consolidation will have no consequence for holders of the Common Shares for Canadian income tax purposes; there will be no inclusion into income and no capital gain arising from the receipt by a shareholder of fewer Common Shares of the Company in the share consolidation; the Common Shares held by a shareholder will be deemed not to have been disposed of. The cost of the post-consolidated shares will be a proportion of the cost of the shares of Common Stock calculated in accordance with the ratio of the consolidation; that is, twenty times the cost of the pre-consolidation shares of Common Stock to a holder.


VOTE REQUIRED


     To effect the Special Resolution authorizing the one-for-twenty share consolidation, the Special Resolution must be passed by a majority of the votes represented and voting at the Meeting in respect of this Proposal.



     Under British Columbia law, abstentions and broker non-votes may be counted as present or represented for purposes of determining the presence or absence of a quorum for the transaction of business but may not be counted as votes cast. Accordingly, abstentions and broker non-votes with respect to this proposal will not be considered and will not be counted in determining whether this proposal passes.



     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND RECOMMENDS THE SHAREHOLDERS APPROVE A ONE-FOR-TWENTY SHARE CONSOLIDATION AND THE INCREASE IN THE COMPANY'S AUTHORIZED COMMON STOCK.

                             PROPOSAL NUMBER THREE

                   APPROVAL OF THE COMPANY'S 1996 STOCK PLAN

GENERAL


     If the shareholders approve the Domestication and the Company becomes a Delaware corporation, the Company's existing 1995 Stock Option Plan (the "Old Plan") will not comply with U.S. federal and state tax and securities laws. Therefore, the Board of Directors has determined that, subject to the Domestication of the Company, it is in the best interests of the Company and its shareholders to discontinue the granting of options under the Old Plan and to adopt a new 1996 Stock Plan (the "New Plan") that complies with U.S. federal and state tax and securities laws. The New Plan was adopted by the Board of Directors in December 1996 in the form attached hereto as Appendix 4. A total of 8,000,000 shares of the Company's Common Stock (without giving effect to the one-for-twenty share consolidation) have been reserved for issuance thereunder. The shareholders are being asked to approve the adoption of the New Plan and the reservation of 8,000,000 shares of the Company's Common Stock for issuance thereunder (prior to giving effect to the one-for-twenty share consolidation).



     Assuming all of the Rights offered by the Company in the Rights Offering are subscribed for and assuming the exchange of all of the Convertible Debentures (see -- "Recent Developments"), the 8,000,000 shares reserved for issuance under the 1996 Stock Plan will represent approximately 6% of the Company's outstanding stock on an as-converted basis.


PURPOSE

     The purposes of the New Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and other persons providing services to the Company and its subsidiaries and to promote the success of the Company's business.

ADMINISTRATION

     The New Plan provides for administration by the Board of Directors of the Company or by a committee of the Board. The New Plan is currently being administered by the Compensation Committee (the "Committee") of the Board of Directors. No member of the Committee who is either presently eligible or who has been eligible at any time within the preceding year to participate in the New Plan may vote on any option to be granted to himself or herself or take part in any consideration of the New Plan as it applies to himself or herself; however such members of the Committee may vote on any other matters affecting the administration of the New Plan. Members of the Committee receive no compensation for their services in connection with the administration of the New Plan.

     If the New Plan is approved, it will be administered by the Board of Directors if it may administer the New Plan in compliance with Rule 16b-3 of the Exchange Act ("Rule 16b-3"), or alternatively by a committee designated by the Board of Directors to administer the New Plan, which committee will be constituted to permit the New Plan to comply with Rule 16b-3. The Board of Directors or the committee designated by the Board of Directors will have full power to implement and carry out the New Plan, including the power to determine to what extent options and stock purchase rights are granted under the New Plan and the terms and conditions of such options and stock purchase rights. The interpretation and construction of any provision of the New Plan by the Board of Directors or any committee designated by the Board of Directors to administer the New Plan shall be final and conclusive. From time to time, the Board may increase the size of the committee and appoint additional members, remove members (with or without cause) and substitute new members, fill vacancies (however caused) and remove all members of the committee and thereafter directly administer the New Plan, all to the extent permitted by the rules under Rule 16b-3.

ELIGIBILITY


     The New Plan provides that options and stock purchase rights may be granted to employees, including officers, directors, and other persons who provide services to the Company or any of its designated subsidiaries ("Service Provider"). Incentive Stock Options may be granted only to employees, including officers and employee directors. The Board of Directors or a committee of the Board selects the optionees and determines the number of shares to be subject to each option or stock purchase right. The New Plan does not provide for a maximum or a minimum number of option shares or stock purchase rights which may be granted to any one employee; provided, however, that there is a limit on the aggregate fair market value of shares subject to all Incentive Stock Options which are exercisable for the first time in any one calendar year.


TERMS OF OPTIONS

     Each option is evidenced by a stock option agreement between the Company and the employee or other person to whom such option is granted and is subject to the following additional terms and conditions:

     (A) EXERCISE OF THE OPTION: The Board of Directors or its committee determines when options granted under the New Plan may be exercised. An option is exercised by giving written notice of exercise to the Company, specifying the number of shares of Common Stock to be purchased and tendering payment to the Company of the purchase price and any applicable withholding taxes. Payment for shares issued upon exercise of an option may consist of (i) cash, (ii) check,
(iii) promissory note, (iv) with certain exceptions, exchange of already owned shares of the Company's Common Stock, (v) a reduction in the amount of any Company liability to the optionee, (vi) any combination of the foregoing methods of payment or (vii) such other consideration as determined by the Board of Directors or its committee and as permitted by applicable laws.

     Options may be exercised at any time prior to their termination, on or following the date such options are first exercisable. An option may not be exercised for a fraction of a share.

     (B) OPTION PRICE: The option price under the New Plan is determined by the Board of Directors or its committee, but, in the case of Incentive Stock Options granted to (i) Service Providers who, at the time of the grant of such Incentive Stock Option, own stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any parent or subsidiary, the exercise price shall be no less than 110% of the fair market value per share of the Company's Common Stock on the date the option is granted and (ii) any other Service Provider, in no event shall it be less than 100% of the fair market value of the Company's Common Stock on the date the option is granted. The Board of Directors of the Company or its committee may determine the fair market value in its discretion; provided, however, that since there is a public market for the Common Stock, such fair market value shall be based upon the closing price of the Company's Common Stock as quoted on any established stock exchange or market on which the stock is traded on the date the option is granted.


     (C) TERMINATION OF EMPLOYMENT: The New Plan provides that unless otherwise determined by the Board if the optionee's status as a Service Provider is terminated for any reason, other than death or disability, options may be exercised not later than one (1) month (or such other period of time, not exceeding three (3) months in the case of Incentive Stock Options, as is determined by the Board of Directors) after such termination and that, unless otherwise determined by the Board, may be exercised only to the extent the options were exercisable on the date of termination.



     (D) DEATH OR DISABILITY: If an optionee should die or become disabled while an optionee of the Company, or die while disabled, unless otherwise determined by the Board, options may be exercised at any time within twelve (12) months after the earlier of the date of death or disability and only to the extent that the options were exercisable on the date of death or disability.


     (E) TERMINATION OF OPTIONS: Options granted under the New Plan have a term as determined by the Board of Directors or its committee upon the grant of the option; provided that the term shall be no more than ten (10) years from the date of grant. However, Incentive Stock Options granted to an optionee who, immediately before the grant of such option, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or a parent or subsidiary corporation, may not have a term of more than five (5) years. No option may be exercised by any person after such expiration.

     (F) NONTRANSFERABILITY OF OPTIONS: An option is nontransferable by the optionee, other than by will or the laws of descent or distribution, and is exercisable only by the optionee during his or her lifetime or, in the event of death, by a person who acquires the right to exercise the option by bequest or inheritance or by reason of the death of the optionee.

     (G) RIGHTS UPON EXERCISE: Until an option has been properly exercised, that is, proper written notice and full payment have been received by the Company, and a stock certificate evidencing the option shares has been issued, no rights to vote or receive dividends or any other rights as a shareholder shall exist with respect to the optioned stock, notwithstanding the exercise of the option.

     (H) OTHER PROVISIONS: The option agreement may contain such other terms, provisions and conditions not inconsistent with the New Plan as may be determined by the Board of Directors or its committee.

TERMS OF STOCK PURCHASE RIGHTS

     Each stock purchase right is evidenced by a Restricted Stock Purchase Agreement between the Company and the employee or other person to whom such stock purchase right is granted and is subject to the following additional terms and conditions:

     (A) RIGHTS TO PURCHASE. Stock purchase rights may be issued either alone, in addition to, or in tandem with other awards granted under the New Plan and/or cash awards made outside the New Plan. The Board of Directors or its committee shall determine the terms, conditions and restrictions related to the offer of stock purchase rights, including (i) the number of shares that may be purchased,
(ii) the price per share to be paid for such shares (which price shall not be less than eighty-five percent (85%) of the fair market value per share of the Company's Common Stock as of the date of the offer) and (iii) the time within which the offer of stock purchase rights must be accepted. Such offer shall be accepted by execution of a Restricted Stock Purchase Agreement in the form determined by the Board of Directors or its committee.

     (B) REPURCHASE OPTION. Unless otherwise determined by the Board of Directors or its committee, the Company shall be granted a repurchase option exercisable on the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The purchase price for shares repurchased pursuant to such repurchase option shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of such purchaser to the Company. The repurchase option shall lapse at such rate as the Board of Directors or its committee may determine in which event will be not less than the rate of 20% per year over 5 years from the date the stock was purchased.

     (C) RIGHTS AS SHAREHOLDER. Once the stock purchase right has been exercised and the purchase is entered upon the records of the Company, the purchaser shall have the rights equivalent to those of a shareholder. With certain exceptions, no adjustment will be made for a dividend or other right for which the record date is prior to the date the stock purchase right is exercised.

     (D) OTHER PROVISIONS. The Restricted Stock Purchase Agreement shall contain such other terms, provisions and conditions not inconsistent with the New Plan as may be determined by the Board of Directors or its committee. In addition, Restricted Stock Purchase Agreements need not be the same with respect to each purchaser.

ADJUSTMENT UPON CHANGES IN CAPITALIZATION


     In the event any change, such as a stock split or dividend, is made in the Company's capitalization which results in an increase or decrease in the number of outstanding shares of Common Stock without receipt of consideration by the Company, an appropriate adjustment shall be made in the option and stock purchase price and in the number of shares subject to each option and stock purchase right. In the event of the proposed dissolution or liquidation of the Company, upon written notice to the holders of options and stock purchase rights given within a reasonable time prior to such dissolution or liquidation, all outstanding options and stock purchase rights, to the extent not previously exercised, automatically terminate immediately prior to the consummation of such proposed action. The Board may, in its sole discretion, fix a date for termination of the option or stock purchase right and give each optionee the right to exercise his or her option or stock purchase right as to all or any part of the optioned stock, including shares as to which the option or stock purchase right would not otherwise be exercisable. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, all outstanding options and stock purchase rights shall be assumed or an equivalent option or stock purchase right substituted by the successor corporation. If the option or stock purchase right is not assumed or substituted, or if the Board otherwise so determines, an optionee shall have the right to exercise his or her option or stock purchase right as to all or any part of the optioned stock, including shares as to which it would not otherwise be exercisable. In such event, the Board shall notify the optionee that the option or stock purchase right shall be fully exercisable for 30 days from the date of such notice, and the option or stock purchase right shall terminate upon the expiration of such period.

AMENDMENT AND TERMINATION

     The Board of Directors may amend the New Plan at any time or from time to time or may terminate it without approval of the shareholders, provided, however, that shareholder approval is required to the extent necessary and desirable to comply with Rule 16b-3 of the Exchange Act or with Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). However, no action by the Board of Directors or shareholders may alter or impair any option previously granted under the New Plan without the consent of the optionee. In any event, the New Plan will terminate in 2006.

TAX INFORMATION

     Options granted under the New Plan may be either "incentive stock options," as defined in Section 422 of the Code or nonstatutory options.

     An optionee who is granted an incentive stock option will not recognize taxable income either at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon the sale or exchange of the shares more than two years after grant of the option and one year after exercising the option, any gain or loss will be treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee will recognize ordinary income at the time of sale or exchange equal to the difference between the exercise price and the lower of (i) the fair market value of the shares at the date of the option exercise or (ii) the sale price of the shares. A different rule for measuring ordinary income upon such a premature disposition may apply if the optionee is also an officer, director, or 10% shareholder of the Company. The Company will be entitled to a deduction in the same amount as the ordinary income recognized by the optionee. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income will be characterized as long-term or short-term capital gain or loss, depending on the holding period.

     All other options which do not qualify as incentive stock options are referred to as nonstatutory options. An optionee will not recognize any taxable income at the time he is granted a nonstatutory option. However, upon its exercise, the optionee will recognize ordinary income generally measured by the excess of the then fair market value of the shares purchased over the purchase price. Any taxable income recognized in connection with an option exercise by an optionee who is also an employee of the Company will be subject to tax withholding by the Company. Upon resale of such shares by the optionee, any difference between the sales price and the optionee's purchase price, to the extent not recognized as taxable income as described above, will be treated as long-term or short-term capital gain or loss, depending on the holding period.

     The Company will be entitled to a tax deduction in the same amount as the ordinary income recognized by the optionee with respect to shares acquired upon exercise of a nonstatutory option.

     The foregoing is only a summary of the effect of federal income taxation upon the optionee and the Company with respect to the grant and exercise of options under the New Plan, does not purport to be complete, and does not discuss the tax consequences of the optionee's death or the income tax laws of any municipality, state, province or foreign country in which an optionee may reside.

  Outstanding Options


     On November 12, 1996 the shareholders approved an increase in the number of shares of Common Stock reserved under the Old Plan to 4,000,000 shares (prior to giving effect to the one-for-twenty share consolidation). As of the Record Date options to purchase 1,208,000 shares of Common Stock were outstanding under the Old Plan. If the New Plan is approved, no further options will be granted under the Old Plan, and the remaining shares of Common Stock reserved for issuance thereunder will be returned to the status of authorized but unissued Common Stock.


VOTE REQUIRED

     The affirmative vote of a majority of the shares represented and voting at the Meeting will be required to approve Proposal Number Three.


     Under British Columbia law, abstentions and broker non-votes may be counted as present or represented for purposes of determining the presence or absence of a quorum for the transaction of business but may not be counted as votes cast. Accordingly, abstentions and broker non-votes with respect to this proposal will not be considered and will not be counted in determining whether this proposal passes.



     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THE 1996 STOCK PLAN AND THE RESERVATION OF 8,000,000 SHARES OF COMMON STOCK (PRIOR TO GIVING EFFECT TO THE ONE-FOR-TWENTY SHARE CONSOLIDATION) FOR ISSUANCE THEREUNDER.

                              PROPOSAL NUMBER FOUR

                     ADOPTION OF INDEMNIFICATION AGREEMENTS

GENERAL

     The Company intends to enter into indemnification agreements with its directors and officers upon the effectiveness of the Domestication (see Proposal Number One), which, among other things, would incorporate future changes in Delaware law which expand the permissible scope of indemnification of directors and officers of Delaware corporations.

REASON FOR SHAREHOLDER APPROVAL

     Section 144 of the Delaware GCL provides that no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present or participates in the meeting of the board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if: (1) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders, and the contract or transaction is specifically approved in good faith by vote of the shareholders entitled to vote thereon; or (3) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board, a committee thereof, or the shareholders.


     If the shareholders approve the Domestication, the Company intends to enter into Indemnification Agreements with its directors and executive officers. Although the Company believes that such agreements are just and reasonable to it, and that shareholder approval may not therefore be required to validate the Indemnification Agreements, the Company believes that it is appropriate to submit the Indemnification Agreements to the shareholders for their consideration. If the Indemnification Agreements are approved by the shareholders, they are not void or voidable and shareholders may not later assert a claim that the Indemnification Agreements are invalid due to improper authorization. If the Indemnification Agreements are not approved, the invalidity of such agreements could hereafter be asserted. In such an instance, the person asserting the validity of the contracts may bear the burden of proving that they were just and reasonable to the Company at the time they were authorized.



     The shareholders are requested to review and approve the proposed form of indemnification agreement in substantially the form attached hereto as Appendix 5 (the "Indemnification Agreement"). The following discussion is qualified by reference to such form, which you are urged to read and consider carefully.


REASONS FOR THE INDEMNIFICATION AGREEMENTS

     The Indemnification Agreements are a response to: (i) the increasing hazard and related expense of unfounded litigation directed against directors and executive officers; (ii) the general unavailability of directors' and officers' liability insurance or significant limitations in amounts and breadth of coverage; (iii) dramatic increases in premiums for such coverage; and (iv) the potential inability of the Company to continue to attract and retain qualified directors and executive officers in light of these circumstances.


     Although the Company has not experienced any difficulties in attracting and retaining qualified directors and executive officers as a result of the foregoing concerns, the Board of Directors believes that the Indemnification Agreements will serve the best interests of the Company and its shareholders by strengthening the Company's ability to attract and retain the services of knowledgeable and experienced persons as directors and officers who, through their efforts and expertise, can make a significant contribution to the success of the Company. The Indemnification Agreements are intended to complement the indemnity and protection available under Delaware law, the Company's Delaware Certificate of Incorporation and Bylaws and any policies of insurance which may hereafter be maintained by the Company, and to provide for indemnification of certain of its agents to the fullest extent permitted by applicable law.

     Insurance has traditionally provided additional protection to directors and officers by covering expenses of litigation and judgments in a wide range of cases, even if a corporation would be prohibited from directly indemnifying its directors and officers. In recent years, however, insurance for directors' and officers' liability has become either unavailable or available only in reduced amounts and at substantially increased prices. In view of the current environment in the insurance industry, the Board has determined that the Company's interests are best served by supplementing any coverage which the Company may maintain by agreeing by contract to indemnify directors and officers to the fullest extent permitted under applicable law.

TERMS OF THE INDEMNIFICATION AGREEMENTS

     The Indemnification Agreements attempt to provide the maximum indemnification allowed under applicable law. Since the Delaware statute is nonexclusive, it is possible that certain claims beyond the scope of the statutes may be indemnifiable. It is intended that the Indemnification Agreements provide a scheme of indemnification that may be broader than that specifically provided by Delaware law. The degree to which the indemnification expressly permitted by the statutes may be expanded has not yet been determined.

     The Indemnification Agreements cover any and all expenses (including attorneys' fees and all other costs, expenses and obligations), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) of any claim, whether civil, criminal, administrative, investigative or other, relating to the fact that the indemnified party is or was an agent of the Company or any of its subsidiaries, or is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another entity, or by reason of any action or inaction on the part of the indemnitee while serving in such capacity. Indemnification would not, however, be available if it shall ultimately be determined by a final judicial determination that such indemnification is not permitted under applicable law. In the event that the person or body appointed by the Board determines that the indemnitee would not be permitted to be indemnified, the indemnitee may seek a judicial determination of the indemnitee's right to indemnification.

     The Indemnification Agreements also provide for the prompt advancement of all expenses incurred in connection with any claim and obligate the indemnitee to reimburse the Company for all amounts so advanced if it is subsequently determined that the indemnitee is not entitled to indemnification.

     The Company is not obligated to indemnify the indemnitee with respect to
(a) acts, omissions or transactions from which the indemnitee may not be relieved of liability under applicable law, (b) claims initiated or brought voluntarily by the indemnitee and not by way of defense, except in certain situations, (c) proceedings instituted by the indemnitee to enforce the Indemnification Agreements which are not made in good faith or are frivolous, or
(d) violations of Section 16(b) of the Exchange Act, or any similar successor statute.


     The Indemnification Agreements also provide that they are not exclusive, although they do prohibit double payment. While not requiring the maintenance of directors' and officers' liability insurance, if there is such a policy, the Indemnification Agreements require that indemnity be provided in addition to the maximum coverage afforded to directors, officers, key employees, agents or fiduciaries if the indemnitee is a director, officer, key employee, agent or fiduciary, respectively, under such liability insurance. Any award of indemnification to an agent would come directly from the assets of the Company, thereby affecting a shareholder's investment. The Indemnification Agreements, together with the limitation of liability provided by the Company's Delaware Certificate of Incorporation, reduce significantly the number of instances in which directors might be held liable to the Company or its shareholders for monetary damages for breach of their fiduciary duty of care. Therefore, it should be noted that the directors have a direct personal interest in the approval of the Indemnification Agreements.

     At present, there is no pending litigation or proceeding involving an agent of the Company where indemnification would be required or permitted under the Indemnification Agreements. The Company is not aware of any threatened litigation or proceeding which will result in a claim for indemnification by any agent under the Indemnification Agreements.

VOTE REQUIRED

     The affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required to approve Proposal Number Four.


     Under British Columbia law, abstentions and broker non-votes may be counted as present or represented for purposes of determining the presence or absence of a quorum for the transaction of business but may not be counted as votes cast. Accordingly, abstentions and broker non-votes with respect to this proposal will not be considered and will not be counted in determining whether this proposal passes.


     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND RECOMMENDS THAT THE SHAREHOLDERS APPROVE THE INDEMNIFICATION AGREEMENTS.

                                 OTHER MATTERS


     Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth as of March 7, 1997 certain information regarding the beneficial ownership of the Company's Common Stock by (i) each person (including any group as that term is used in Section 13(d)(3) of the Exchange Act) known by the Company to be the beneficial owner of more than 5% of the Company's voting securities, (ii) each director, (iii) each of the Company's executive officers named in the Summary Compensation Table appearing herein, and
(iv) all of the Company's directors and executive officers as a group.



                                                                     BENEFICIAL OWNERSHIP(1)
                                                                     ------------------------
                                                                      NUMBER       PERCENT OF
                           NAME AND ADDRESS                          OF SHARES       TOTAL
    ---------------------------------------------------------------  ---------     ----------
    The Travelers Indemnity Company(2).............................  3,350,000        14.3%
      388 Greenwich Street, 36th Floor
      New York, NY 10013
    State of Wisconsin Investment Board(3).........................  2,145,000         9.2%
      Lake Terrace
      121 East Wilson Street
      P.O. Box 7842
      Madison, WI 53707
    Charlotte J. Walker(4)(5)......................................    738,804         3.1%
    N. John Campbell(6)............................................     90,000           *
    Grant N. Russell(7)............................................     90,000           *
    Suzie O'Hair(8)................................................    128,441           *
    All directors and executive officers as a group (4
      persons)(9)..................................................  1,047,245         4.3%


---------------
 *  Less than 1%


(1) Beneficial ownership is determined in accordance with the rules and regulation of the U.S. Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities. Options to purchase shares of Common Stock which are currently exercisable or will become exercisable within 60 days of March 7, 1997 (the Record
    Date), are deemed to be outstanding for purposes of computing the percentage of the shares held by an individual but are not outstanding for purposes of computing the percentage of any other person. Except as indicated otherwise in the footnotes below, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.



(2) As reported on Schedule 13G filed with the SEC in February 1997. Excludes approximately 4,583,333 shares of Common Stock and warrants to purchase 985,417 issuable upon exchange of Convertible Debentures in the principal amount of $550,000.



(3) As reported by the holder in February 1997.



(4) Performance Shares are shares of Common Stock which are held in escrow pending release upon the attainment by the Company of certain performance criteria (see discussion in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Report on Form 10-K/A-3 for the fiscal year ended December 31, 1995). On or before March 7, 1997, the Company plans to cancel some of the outstanding Performance Shares in consideration of the Company's Common Stock at the approximate rate of one share of Common Stock for each 21 Performance Shares and warrants to purchase shares of the Company's Common Stock at the rate of one share of Common Stock for each 6.67 Performance Shares.



(5) Includes 534,955 shares subject to outstanding options and warrants held by Ms. Walker which are exercisable within 60 days of the Record Date and 28,571 shares of Common Stock to be issued in exchange for 600,000 Performance Shares.



(6) Includes 90,000 shares subject to outstanding options held by Mr. Campbell which are exercisable within 60 days of the Record Date.



(7) Includes 90,000 shares subject to outstanding options held by Mr. Russell which are exercisable within 60 days of the Record Date.



(8) Includes 117,608 shares subject to outstanding options and warrants exercisable within 60 days of the Record Date and 10,833 shares of Common Stock to be issued in exchange for 227,500 Performance Shares.



(9) Includes an aggregate of 832,563 shares subject to outstanding options and warrants which are exercisable within 60 days of the Record Date (see footnotes 5 through 8 above), and 39,404 shares of Common Stock to be issued in exchange for 827,500 Performance Shares.


                               EXECUTIVE OFFICERS

        NAME OF EXECUTIVE OFFICER           AGE                PRINCIPAL OCCUPATION
------------------------------------------  ---     ------------------------------------------
Charlotte J. Walker.......................  41      Chairman, President, Chief Executive
                                                    Officer and Director
Suzie O'Hair..............................  37      Vice President, Marketing

     Charlotte J. Walker has served as the Company's President and Chief Executive Officer since January 1996. From September 1993 to January 1996, Ms. Walker served as Managing Director of Bear Stearns & Co., Inc., an investment bank. From March 1990 to September 1993, Ms. Walker was employed by Martin Simpson & Company, Inc., an investment banking firm, serving in various capacities including Managing Director, Chief Executive Officer, Senior Managing Director and General Manager.

     Suzie O'Hair joined the Company in September 1994 as Director of Marketing for the Education Division. Ms. O'Hair was promoted to Vice President, Marketing in April 1996. Prior to joining the Company, Ms. O'Hair was President of the marketing firm Hi-Lo Communications, Inc. and was formerly Partner, then President, of HL&S Partners, -- an independent marketing firm serving primarily high technology companies.

     The Company knows of no arrangement or understanding between any executive officer and any other person(s) pursuant to which she was selected as an officer.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION


     The following table shows, as to the Chief Executive Officer and each of the other four most highly compensated executive officers, information concerning compensation awarded to, earned by or paid for services to the Company in all capacities during the fiscal years ended December 31, 1995, 1994 and 1993. On May 6, 1996 the Company changed its fiscal year end to March 31, beginning April 1, 1996. The table below also shows such compensation information calculated based upon the twelve-month period ended March 31, 1996.


                           SUMMARY COMPENSATION TABLE


                                               ANNUAL COMPENSATION
                                    ------------------------------------------         LONG-TERM
                                      TWELVE MONTHS                                  COMPENSATION
   NAME AND PRINCIPAL POSITION            ENDED           SALARY       BONUS       AWARDS OPTIONS(#)
----------------------------------  ------------------    -------     --------     -----------------
Charlotte J. Walker(1)............  March 31, 1996        $27,000      $   --            420,000(2)
  President, Chairman and Chief
  Executive Officer
FORMER OFFICERS
A. Renee Courington(3)............  March 31, 1996        111,530          --             62,500
  Senior Vice President             December 31, 1995     116,430          --             62,500
                                    December 31, 1994      99,000          --                 --
                                    December 31, 1993      58,000          --                 --
Jeremy R. Salesin(4)..............  March 31, 1996        102,000          --             90,000
  Senior Vice President             December 31, 1995     100,580          --             90,000
                                    December 31, 1994          --          --                 --
                                    December 31, 1993          --          --                 --
Scott A. Walchek(5)...............  March 31, 1996        170,160          --            350,000
  President, Chief Executive        December 31, 1995     164,000          --            350,000
  Officer
  and Director                      December 31, 1994     140,200       6,300                 --
                                    December 31, 1993      85,000       6,800            250,000
Paul Salzinger(6).................  March 31, 1996        137,700          --            130,000
  Vice President, Sales             December 31, 1995     132,900          --             30,000
                                    December 31, 1994      75,000          --                 --
                                    December 31, 1993          --          --                 --
Allen M. Barr(7)..................  March 31, 1996        112,200          --            100,000
  Chief Financial Officer           December 31, 1995     116,000          --            100,000
                                    December 31, 1994      71,020          --                 --
                                    December 31, 1993          --          --                 --


---------------


(2) Excludes 600,000 Performance Shares.



(3) Ms. Courington resigned effective January 2, 1997.


(4) Mr. Salesin resigned effective October 18, 1996.


(5) Mr. Walchek resigned effective January 19, 1996. Ms. Charlotte Walker accepted the position of President and Chief Executive Officer of the Company effective January 19, 1996.



(6) Mr. Salzinger resigned effective July 15, 1996.



(7) Mr. Barr resigned effective May 15, 1996.

STOCK OPTION GRANTS AND EXERCISES

     The following table shows, as to the individuals named in the Summary Compensation Table above, information concerning stock options granted during the twelve months ended March 31, 1996.

           OPTION GRANTS IN THE TWELVE MONTHS ENDED MARCH 31, 1996(1)


                                                                                                POTENTIAL
                                                                                               REALIZABLE
                                                                                            VALUE AT ASSUMED
                                                   INDIVIDUAL GRANTS                         ANNUAL RATES OF
                              -----------------------------------------------------------      STOCK PRICE
                                NUMBER OF       % OF TOTAL                                    APPRECIATION
                               SECURITIES         OPTIONS                                      FOR OPTION
                               UNDERLYING       GRANTED TO        EXERCISE                       TERM(5)
                                 OPTIONS       EMPLOYEES IN      PRICE PER     EXPIRATION   -----------------
            NAME              GRANTED(#)(2)      PERIOD(3)        SHARE(4)        DATE        5%        10%
----------------------------  -------------   ---------------   ------------   ----------   -------   -------
Charlotte J. Walker(4)......      20,000             1.5%          $5.75         08/11/00   $31,772   $70,209
                                 100,000             7.4%           2.50         12/15/00    69,070   152,628
                                 300,000            22.1%           0.875        02/20/01    72,524   166,259
FORMER OFFICERS
A. Renee Courington(6)......      12,500             1.0%           5.75         08/11/00    19,858    43,880
                                  50,000             3.7%           6.125        08/18/00    84,611   186,969
Jeremy R. Salesin(6)........      75,000             5.5%           5.75         08/11/00   119,146   263,282
                                  15,000             1.1%           6.125        08/18/00    25,383    56,091
Scott A. Walchek(6).........     100,000             7.4%           5.75         08/11/00   158,862   351,041
                                 250,000            18.4%           6.125        08/18/00   423,056   934,843
Paul Salzinger(6)...........      30,000             2.2%           4.06         11/22/00    33,650    75,350
                                 100,000             7.4%           1.375        01/16/01    37,990    83,445
Allen M. Barr(6)............      50,000             3.7%           5.75         08/11/00    79,430   175,522
                                  50,000             3.7%           6.125        08/18/00    84,611   186,989


---------------
(1) On May 6, 1996, the Company changed its fiscal year from December 31 to March 31, beginning with the year ending March 31, 1997.

(2) These options generally vest over a three-year period from the date of grant as follows: 25% six months from the date of grant, 25% one year after the date of grant, 25% two years from the date of grant and 25% three years from the date of grant.

(3) The Company granted options to purchase an aggregate of 420,500 shares of Common Stock to all employees other than executive officers and granted options to purchase an aggregate of 940,000 shares of Common Stock to all executive officers as a group (6 persons), during the twelve months ended March 31, 1996.


(4) All outstanding options held by employees at May 31, 1996 were repriced to $0.875.


(5) This column sets forth hypothetical gains or option spreads for the options at the end of their respective five-year terms, as calculated in accordance with the rules of the SEC. Each gain is based on an arbitrarily assumed annualized rate of compound appreciation of the market price at the date of grant of 5% and 10% from the date the option was granted to the end of the option term. The 5% and 10% rates of appreciation are specified by the rules of the SEC and do not represent the Company's estimate or projection of future Common Stock prices. The Company does not necessarily agree that this method properly values an option. Actual gains, if any, on option exercises are dependent on the future performance of the Company's Common Stock and overall market conditions and the timing of option exercises, if any. All option grants shown in this table are presently at exercise prices in excess of the current market price of the Company's Common Stock.

(6) All of these options have expired.

     The following table shows, as to the individuals named in the Summary Compensation Table above, information concerning stock options exercised during the twelve months ended March 31, 1996 and unexercised options at March 31, 1996. None of such unexercised options were in-the-money at such date. Accordingly, the exercise value of such options was zero:



     AGGREGATED OPTION EXERCISES IN THE TWELVE MONTHS ENDED MARCH 31, 1996


                        AND MARCH 31, 1996 OPTION VALUES



                                                                                 NUMBER OF SECURITIES
                                                                                      UNDERLYING
                                                                                 UNEXERCISED OPTIONS/
                                                                                   SARS AT MARCH 31,
                                                  SHARES         VALUE                1996(2)(3)
                                                ACQUIRED ON     REALIZED     -----------------------------
                     NAME                        EXERCISE         (1)        EXERCISABLE     UNEXERCISABLE
----------------------------------------------  -----------     --------     -----------     -------------
Charlotte J. Walker...........................         --        $   --        245,000          200,000

FORMER OFFICERS
A. Renee Courington...........................         --            --         75,625           86,875
Jeremy R. Salesin.............................     15,000        66,143         27,700           97,300
Scott A. Walchek..............................     25,000        89,911        100,000               --
Paul Salzinger................................         --            --         15,000          145,000
Allen M. Barr.................................         --            --         75,000          125,000


---------------
(1) Calculated by determining the difference between the closing price of the Company's Common Stock on Nasdaq on the date of exercise and the exercise price of the options.

(2) The Company has not granted any stock appreciation rights and its stock plans do not provide for the granting of such rights.

(3) None of these options were in the money at March 31, 1996.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company entered into a year-to-year Management Services Agreement with Brian J. Beninger which commenced July 1, 1991, pursuant to which Mr. Beninger received a salary of CDN $5,000 per month for his services to the Company. Mr. Beninger resigned as Chairman effective May 15, 1996.

     The Company entered into a letter Agreement with Scott A. Walchek in April 1993. Pursuant to this Agreement, as amended, Mr. Walchek received a salary of $13,333 per month for his services with the Company. Mr. Walchek resigned effective January 19, 1996. The Company entered into a severance agreement with Mr. Walchek pursuant to which the Company agreed to continue paying Mr. Walchek his salary for six months following his resignation, less payments to repay the Company for the full amount then owned by Mr. Walchek to the Company. The Company subsequently amended this agreement to reduce the amount payable by the Company.


     The Company entered into at will employment contracts with Ms. Walker, Mr. Salzinger, Mr. Barr, Ms. Courington and Mr. Salesin pursuant to which the salary levels of these executives were initially set. Subsequent salary increases have resulted in these executives being paid the amounts shown in the summary compensation table above. Ms. Walker, Ms. Courington and Mr. Salesin agreed to accept a 10% reduction in their compensation effective January 1996 while the Company reorganized its operations. Ms. Courington and Mr. Salesin entered into amendments to their employment agreements with the Company which call for severance payments in the event of a termination without cause pursuant to an acquisition of the Company. The amount of such severance payments (if payable) would be equal to two months' of the individual's salary plus one month's salary for each full year the individual was employed by the Company prior to termination. Mr. Salesin resigned effective October 18, 1996 and Ms. Courington resigned effective January 2, 1997. No severance payments have been or will be made to Mr. Salesin or Ms. Courington.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     The Compensation Committee of the Board currently consists of Messrs. Campbell and Russell, neither of whom is an officer or employee of the Company. No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any such interlocking relationship existed during the past fiscal year.


     In March 1996, the Company completed a private placement of approximately $1.5 million aggregate principal amount of secured debentures, all of which were converted to equity as of June 7, 1996 at a conversion price of $.50 per share. In connection with the issuance of these debentures, each purchaser of debentures received a warrant to purchase 1.25 shares of the Company's Common Stock for each $1.00 principal amount of debentures purchased. Each warrant is exercisable for two years from the date of issuance at an exercise price of $.50 per share. Ms. Charlotte Walker and Ms. Renee Courington each purchased $50,000 principal amount of convertible debentures and each received the associated warrant to purchase 62,500 shares of the Company's Common Stock. Ms. Walker subsequently exercised such warrant in its entirety.


     Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS


     As of December 31, 1995, Mr. Scott Walchek, the Company's former President and Chief Executive Officer owed the Company $24,500 under a loan made pursuant to the terms of his employment agreement. This loan was unsecured, did not bear interest and was due upon demand. In connection with Mr. Walchek's severance agreement, Mr. Walchek agreed to have the remaining balance of the loan repaid by deductions from the amount payable to him under his severance agreement. The Company subsequently renegotiated its severance agreement with Mr. Walchek to reduce the amount payable to Mr. Walchek, and in connection with this renegotiation wrote off a portion of this remaining balance.


                          DESCRIPTION OF CAPITAL STOCK

COMMON AND PREFERRED STOCK


     Following completion of the Domestication, if approved, and after giving effect to the one-for-twenty share consolidation discussed in Proposal Number Two, the authorized capital of the Company will consist of 50,000,000 shares of Common Stock of which approximately 4,533,283 will be issued and outstanding (assuming the exercise of all Rights offered pursuant to the Rights Offering), and 5,000,000 shares of Preferred Stock, of which 100,000 shares will be designated Series A Preferred Stock, 99,993 shares of which will be issued and outstanding (assuming exchange of all of the outstanding Convertible Debentures) and 4,900,000 shares of Preferred Stock will be undesignated and unissued. Holders of Common Stock and Series A Preferred Stock are entitled to receive dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Holders of Series A Preferred Stock are entitled to vote on all matters on which the holders of Common Stock are entitled to vote and have the number of votes equal to the number of shares of Common Stock into which their shares of Series A Preferred are convertible. Holders of Common Stock and Series A Preferred Stock have no cumulative voting, preemptive, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to receive approximately $53.02 or an aggregate of $5,302,000 (assuming conversion of all of the Convertible Debentures into Series A Preferred Stock) per share prior to and in preference of the holders of Common Stock. After the Series A Preferred Stock liquidation preference is paid, the holders of Common Stock are entitled to share equally and ratably in the remaining assets of the Company, if any. The outstanding shares of Common Stock and Preferred Stock are fully paid and nonassessable. The Series A Preferred is convertible at the option of the holder at the conversion price of $0.12 per share or 441.8 shares of Common Stock for each share of Series A Preferred Stock. In addition, the Series A Preferred Stock converts automatically on July 31, 1999 or upon either (i) the Company obtaining equity financing in an amount not less than $2 million and at a price of not less than $0.22 per share, or (ii) the stock trading at 250% or more of the conversion price for any 21 trading days in any consecutive 40 day trading period.


WARRANTS


     As of the Record Date there were outstanding warrants to purchase an aggregate of 14,858,716 shares of Common Stock at exercise prices from U.S.$.5625 to U.S.$.15 per share. These Warrants expire on various dates between March 1997 and November 2001.



REGISTRATION RIGHTS



     The holders of the 8% Convertible Debentures and Warrants issued with respect thereto (the "Holders") are entitled to certain rights with respect to the registration of the resale of shares issued on conversion or exercise thereof under the Securities Act. Under the terms of an agreement between the Company and the Holders, the Company has an obligation to register these shares as soon as reasonably practical after written demand of purchasers holding a majority of the debentures and warrants.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Company's Common Stock is the Montreal Trust Company of Canada. After the Domestication, the Company's transfer agent and registrar in the United States will be The First National Bank of Boston.


                                 LEGAL MATTERS


     Certain matters with respect to the legality of the issuance of the Common Stock, Preferred Stock and Warrants to be issued in connection with the Domestication and with respect to United States tax matters will be passed upon by Wilson Sonsini Goodrich & Rosati, professional corporation, Palo Alto, California. Certain matters with respect to Canadian tax matters and with respect to the legality of the issuance of the Rights to purchase Common Stock and the Common Stock issuable upon exercise of the Rights in connection with the Rights Offering will be passed upon by Campney & Murphy, Barristers and Solicitors, Vancouver, British Columbia.

                             SHAREHOLDER PROPOSALS


     Any shareholder proposing to have any appropriate matter brought before the 1997 Annual General Meeting of Shareholders is required to submit such proposal in accordance with the proxy rules of the Securities and Exchange Commission to the Secretary of the Company not later than June 2, 1997 to be considered for inclusion in the 1997 Proxy Statement.


                                          BY ORDER OF THE BOARD

                                          --------------------------------------
                                          CHARLOTTE J. WALKER
                                          Chairman of the Board


DATED this      day of February, 1997.

                                   APPENDIX 1

                                 SECTION 231 OF
                       THE COMPANY ACT (BRITISH COLUMBIA)

DISSENT PROCEDURE.

231. (1) Where,

          (a) being entitled to give notice of dissent to a resolution as provided in section 37, 127, 150, 246, 268, 273 or 313, a member of a company (in this Act called a "dissenting member") gives notice of dissent;

          (b) the resolution referred to in paragraph (a) is passed; and

          (c) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a) the company or the liquidator shall first give to the dissenting member notice of the intention to act and advise the dissenting member of his rights under this section.

     (2) On receiving a notice of intention to act in accordance with subsection
(1), a dissenting member is entitled to require the company to purchase all his shares in respect of which the notice of dissent was given.

     (3) The dissenting member shall exercise his right under subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

          (a) a notice that he requires the company to purchase all his shares referred to in subsection (2); and

          (b) the share certificates representing all his shares referred to in subsection (2); and thereupon he is bound to sell those shares to the company and the company is bound to purchase them.

     (4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, which may

          (a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given;

          (b) fix the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors;

          (c) join in the application any other dissenting member who has complied with subsection (3); and

          (d) make consequential orders and give directions it considers appropriate.

     (5) The price to be paid to a dissenting member for his shares shall be their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) shall be paid the same price.

     (6) The amalgamation or winding up of the company, or any change in its capital assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), shall not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

     (7) Every dissenting member who has complied with subsection (3) may

          (a) not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section;

          (b) not withdraw the requirement to purchase his shares, unless the company consents; and

          (c) until he is paid in full, exercise and assert all the rights of a creditor of the company.

     (8) Where the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court may make the order, without prejudice to any acts or proceedings which the company, its members or any class of members may have taken during the intervening period, it considers appropriate to remove the limitations imposed on him by subsection (7).

     (9) The relief provided by this section is not available if, subsequent to giving his notice of dissent, the dissenting member acts inconsistently with his dissent; but a request to withdraw the requirement to purchase his shares is not an act inconsistent with his dissent.

     (10) A notice of dissent ceases to be effective if the member giving it consents to or votes in favor of the resolution of the company to which he is dissenting, except where the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

                                   APPENDIX 2

                          CERTIFICATE OF INCORPORATION
                                       OF
                     SANCTUARY WOODS MULTIMEDIA CORPORATION

     FIRST:  The name of this Corporation is Sanctuary Woods Multimedia
Corporation

     SECOND: The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

     THIRD: The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

     FOURTH: This Corporation is authorized to issue two classes of shares to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of Common Stock which this Corporation is authorized to issue is 50,000,000, with a par value of $.001, and the total number of shares of Preferred Stock which this Corporation is authorized to issue is 5,000,000, with a par value of $.001, of which 100,000 shares are designated Series A Preferred Stock (the "Series A"),

     The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board). The Board of Directors is further authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, to fix the number of shares of any such series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors is authorized, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares thereof then outstanding) the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation of any series, and to fix the number of shares of any series.

     1. Dividends. The holders of the Common Stock and Series A shall be entitled, when, as and if declared by the board of directors of the Corporation, to noncumulative dividends out of funds legally available therefor.

     2. Liquidation Preference. In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, distributions to the stockholders of the Corporation shall be made in the following manner:


          (a) The holders of the Series A shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock by reason of their ownership of such shares, an amount equal to $53.02 per share for each share of Series A then held by them, adjusted for any stock splits, combinations, consolidations, or stock distributions or dividends with respect to such shares, plus declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series A shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series A in proportion to the shares of Series A then held by them.



          (b) After payment has been made to the holders of Series A of the preferential amounts set forth in Sections 2(a) above, any remaining assets of the Corporation shall be distributed ratably among the holders of the Common Stock based upon the number of shares of Common Stock held.


          (c) For purposes of this Section 2, a merger or consolidation of the Corporation with or into any other corporation or corporations, or the merger of any other corporation or corporations into the Corporation, in which consolidation or merger the stockholders of the Corporation receive distributions in cash or securities of another corporation or corporations as a result of such consolidation or merger, or a sale of all or substantially all of the assets of the Corporation, shall not be treated as a liquidation, dissolution or winding up of the Corporation and the holders of Preferred Stock shall share ratably with the holders of Common Stock based on the number of shares of Common Stock into which their shares of Series A are convertible.



     3. Voting Rights. Except as otherwise required by law, the holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Series A shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken, such votes to be counted together with all other shares of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Series A shall not, however, be permitted.


     4. Conversion. The holders of Series A shall have conversion rights as follows (the "Conversion Rights"):


          (a) Right to Convert. Each share of Series A shall be convertible, without the payment of any additional consideration by the holder thereof and at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series A. Each share of Series A shall be convertible into the number of fully paid and nonassessable shares of Common Stock which results from dividing $53.02 by the Conversion Price per share determined as hereinafter provided, in effect at the time of conversion (the "Conversion Rate"). The Series A Conversion Price shall initially be $0.12. Such initial Series A Conversion Price shall be subject to adjustment from time to time as provided below.



          (b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Series A Conversion Rate on July 31, 1999 or upon either (i) the closing of an equity financing for the account of the Corporation at a price per share of at least $0.22 (as adjusted for stock splits, reverse stock splits and the like) and an aggregate offering price of not less than $2,000,000, (ii) such time as the closing price of the Corporation's Common Stock shall have been at least 250% of the Series A Conversion Price for any 21 trading days in any consecutive 40 day period after the date of the issuance of the first share of Series A or (iii) at the election of the holders of at least seventy-five percent (75%) of the outstanding shares of Series A Preferred Stock.



          (c) Mechanics of Conversion. Before any holder of Series A shall be entitled to convert the same into full shares of Common Stock and receive Common Stock certificates therefor, he shall surrender the Series A certificate or certificates, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A, and shall give written notice to the Corporation at such office that such holder elects to convert the same; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series A are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement regarding indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver at such office to such holder of Series A, a certificate or certificates (as requested by such holder) representing the aggregate the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable in lieu of fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A to be converted and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.


          (d) Fractional Shares. In lieu of any fractional shares to which the holder of Series A would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share of Common Stock, as determined by the board of directors of the Corporation. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Series A of each holder at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.


          (d) Adjustment of Conversion Price. The applicable Conversion Price of the Series A shall be subject to adjustment from time to time as follows:

             (i) If the number of shares of Common Stock outstanding at any time after the date hereof is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, on the date such payment is made or such change is effective, the Conversion Price of the Series A shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Series A shall be increased in proportion to such increase of outstanding shares.

             (ii) If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Common Stock, then, on the effective date of such combination, the Conversion Price of the Series A shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of any shares of the Series A shall be decreased in proportion to such decrease in outstanding shares.

             (iii) In case, at any time after the date hereof, of any capital reorganization, or any reclassification of the stock of the Corporation (other than as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Corporation with or into another person (other than a consolidation or merger in which the Corporation is the continuing entity and which does not result in any change in the Common Stock), or the sale or other disposition of all or substantially all the properties and assets of the Corporation, the shares of Series A shall, after such reorganization, reclassification, consolidation, merger, sale or other disposition, be convertible into the kind and number of shares of stock or other securities or property of the Corporation or otherwise to which such holder would have been entitled if immediately prior to such reorganization, reclassification, consolidation, merger, sale or other disposition he had converted his shares of Series A into Common Stock. The provisions of this clause (iii) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or other dispositions.


          (e) Minimal Adjustments. No adjustment in the Conversion Price of the Series A need be made if such adjustment would result in a change in the Conversion Price of less than $0.01.



          (f) No Impairment. The Corporation will not through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate to protect the Conversion Rights of the holders of Series A against impairment. This provision shall not restrict the Corporation's right to amend its Certificate of Incorporation with the requisite stockholder consent.


          (g) Certificate as to Adjustments. Upon the occurrence of any event requiring any adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon written request at any time of any holder of Series A, furnish or cause to be furnished to such holder a like certificate setting forth (i) all such adjustments and readjustments, (ii) the Conversion Price of the Series A at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such holder's shares of Series A.

          (h) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Series A such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

          (i) Reissuance of Converted Shares. No shares of Series A which have been converted into Common Stock after the original issuance thereof shall ever again be reissued and all such shares so converted or redeemed shall upon such conversion cease to be a part of the authorized shares of the Corporation.

     FIFTH:  The Corporation is to have perpetual existence.

     SIXTH:

     1. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors. Each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

     Any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal, or other causes shall be filled by either (i) the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of voting stock of the Corporation entitled to vote generally in the election of directors voting together as a single class (the "Voting Stock"); or (ii) by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such newly created directorship shall be filled by the stockholders, be filled only by the affirmative vote of the directors then in office, even though less than a quorum of the Board of Directors.

     2. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend, or repeal the Bylaws of the Corporation.

     3. The directors of the Corporation need not be elected by written ballot unless a stockholder demands election by written ballot at the meeting and before voting begins, or unless the Bylaws so provide.

     4. The affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required for the adoption, amendment or repeal of the following sections of the Corporation's Bylaws by the stockholders of this
Corporation: 2.2 (Annual Meeting) and 2.3 (Special Meeting).

     5. No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of the stockholders called in accordance with the Bylaws.

     6. Advance notice of stockholder nomination for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

     7. Any director, or the entire Board of Directors, may be removed from office at any time (i) with cause by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class; or (ii) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock.

     SEVENTH: Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law, this Certificate of Incorporation or any Preferred Stock Designation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal Article SIXTH or this Article SEVENTH.

     EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in Article SEVENTH of this Certificate, and all rights conferred upon the stockholders herein are granted subject to this right.

     NINTH:

     1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach fiduciary duty as a director.

     2. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

     3. Neither any amendment nor repeal of this Article NINTH, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article NINTH, shall eliminate or reduce the effect of this Article NINTH, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article NINTH, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

     TENTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

     The Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended.

     IN WITNESS WHEREOF, Sanctuary Woods Multimedia Corporation. has caused this Certificate of Incorporation to be signed by Charlotte J. Walker, its President,
and attested by           , its Secretary, this      day of     , 1997.

                                          SANCTUARY WOODS MULTIMEDIA
                                          CORPORATION

                                          --------------------------------------
                                                   Charlotte J. Walker
                                          President and Chief Executive Officer

Attest:


--------------------------------------

          Bruce M. McNamara

              Secretary

                                   APPENDIX 3

                                     BYLAWS

                                       OF

                     SANCTUARY WOODS MULTIMEDIA CORPORATION
                            (A DELAWARE CORPORATION)

                               TABLE OF CONTENTS


                                                                                         PAGE
                                                                                         -----
ARTICLE I -- CORPORATE OFFICES.........................................................      1
     1.1     Registered Office.........................................................      1
     1.2     Other Offices.............................................................      1

ARTICLE II -- MEETINGS OF STOCKHOLDERS.................................................      1
     2.1     Place of Meetings.........................................................      1
     2.2     Annual Meeting............................................................      1
     2.3     Special Meeting...........................................................      2
     2.4     Notice of Stockholders' Meetings..........................................      3
     2.5     Manner of Giving Notice; Affidavit of Notice..............................      3
     2.6     Quorum....................................................................      3
     2.7     Adjourned Meeting; Notice.................................................      3
     2.8     Voting....................................................................      4
     2.9     Validation of Meetings; Waiver of Notice; Consent.........................      4
     2.10    Stockholder Action by Written Consent Without a Meeting...................      4
     2.11    Record Date for Stockholder Notice; Voting; Giving Consents...............      5
     2.12    Proxies...................................................................      5
     2.13    Inspectors of Election....................................................      5

ARTICLE III -- DIRECTORS...............................................................      6
     3.1     Powers....................................................................      6
     3.2     Number and Term of Office.................................................      6
     3.3     Resignation and Vacancies.................................................      6
     3.4     Removal...................................................................      7
     3.5     Place of Meetings; Meetings by Telephone..................................      7
     3.6     First Meetings............................................................      7
     3.7     Regular Meetings..........................................................      7
     3.8     Special Meetings; Notice..................................................      8
     3.9     Quorum....................................................................      8
     3.10    Waiver of Notice..........................................................      8
     3.11    Adjournment...............................................................      8
     3.12    Notice of Adjournment.....................................................      8
     3.13    Board Action by Written Consent Without a Meeting.........................      8
     3.14    Fees and Compensation of Directors........................................      9
     3.15    Approval of Loans to Officers.............................................      9

ARTICLE IV -- COMMITTEES...............................................................      9
     4.1     Committees of Directors...................................................      9
     4.2     Meetings and Action of Committees.........................................      9

ARTICLE V -- OFFICERS..................................................................     10
     5.1     Officers..................................................................     10
     5.2     Election of Officers......................................................     10
     5.3     Subordinate Officers......................................................     10
     5.4     Removal and Resignation of Officers.......................................     10

                                                                                         PAGE
                                                                                         -----
     5.5     Vacancies in Offices......................................................     10
     5.6     Chairman of the Board.....................................................     10
     5.7     President/Chief Executive Officer.........................................     11
     5.8     Vice Presidents...........................................................     11
     5.9     Secretary.................................................................     11
     5.10    Chief Financial Officer...................................................     11

ARTICLE VI -- INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS.......
                                                                                            12
     6.1     Indemnification of Directors and Officers.................................     12
     6.2     Indemnification of Others.................................................     12
     6.3     Insurance.................................................................     12

ARTICLE VII -- RECORDS AND REPORTS.....................................................     12
     7.1     Maintenance and Inspection of Records.....................................     12
     7.2     Inspection by Directors...................................................     13
     7.3     Annual Statement to Stockholders..........................................     13
     7.4     Representation of Shares of Other Corporations............................     13

ARTICLE VIII -- GENERAL MATTERS........................................................     13
     8.1     Record Date for Purposes Other Than Notice and Voting.....................     13
     8.2     Checks; Drafts; Evidences of Indebtedness.................................     14
     8.3     Corporate Contracts and Instruments: How Executed.........................     14
     8.4     Stock Certificates; Partly Paid Shares....................................     14
     8.5     Special Designation on Certificates.......................................     14
     8.6     Lost Certificates.........................................................     15
     8.7     Construction; Definitions.................................................     15

ARTICLE IX -- AMENDMENTS...............................................................     15

ARTICLE X -- DISSOLUTION...............................................................     15

ARTICLE XI -- CUSTODIAN................................................................     16
     11.1    Appointment of a Custodian in Certain Cases...............................     16
     11.2    Duties of Custodian.......................................................     16

                                     BYLAWS
                                       OF
                     SANCTUARY WOODS MULTIMEDIA CORPORATION
                            (A DELAWARE CORPORATION)

                                   ARTICLE I

                               CORPORATE OFFICES

1.1  REGISTERED OFFICE

     The registered office of the corporation shall be fixed in the Certificate of Incorporation of the corporation.

1.2  OTHER OFFICES

     The board of directors may at any time establish branch or subordinate offices at any place or places where the corporation is qualified to do business.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

2.1  PLACE OF MEETINGS

     Meetings of stockholders shall be held at any place within or outside the State of Delaware designated by the board of directors. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation.

2.2  ANNUAL MEETING


     The annual meeting of stockholders shall be held each year on a date and at a time designated by the board of directors. In the absence of such designation, the annual meeting of stockholders shall be held on the fourth Tuesday of July in each year at 9:00 a.m. However, if such day falls on a legal holiday, then the meeting shall be held at the same time and place on the next succeeding full business day. At the meeting, directors shall be elected, and any other proper business may be transacted.


     (b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than one hundred twenty
(120) calendar days in advance of the date specified in the corporation's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received a reasonable time before the solicitation is made. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business and (v) any other information that is required to be provided by the stockholder pursuant to

Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder's meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

     (c) Only persons who are nominated in accordance with the procedures set forth in this paragraph (c) shall be eligible for election as Directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the corporation entitled to vote in the election of Directors at the meeting who complies with the notice procedures set forth in this paragraph (c). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation in accordance with the provisions of paragraph (b) of this Section 2.2. Such stockholder's notice shall set forth
(i) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a Director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for elections of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a Director if elected); and (ii) as to such stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 2.2. At the request of the Board of Directors, any person nominated by a stockholder for election as a Director shall furnish to the Secretary of the corporation that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a Director of the corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrants, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

2.3  SPECIAL MEETING

     A special meeting of the stockholders may be called at any time by the Board of Directors, or by the chairman of the board, or in the absence of the chairman of the board by the chief executive officer, or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting, but such special meetings may not be called by any other person or persons.

     If a special meeting is called by any person or persons other than the board of directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the chairman of the board, the president, chief executive officer, or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5, that a meeting will be held at the time requested by the person or persons who called the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this

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

Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

2.4  NOTICE OF STOCKHOLDERS' MEETINGS

     Except as set forth in Section 2.3, all notices of meetings of stockholders shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date, and hour of the meeting and
(i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the stockholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board intends to present for election.

2.5  MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE

     Written notice of any meeting of stockholders shall be given either personally or by first-class mail or by telegraphic or other written communication. Notices not personally delivered shall be sent charges prepaid and shall be addressed to the stockholder at the address of that stockholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice. If no such address appears on the corporation's books or is given, notice shall be deemed to have been given if sent to that stockholder by mail or telegraphic or other written communication to the corporation's principal executive office, or if published at least once in a newspaper of general circulation in the county where that office is located. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by telegram or other means of written communication.

     If any notice addressed to a stockholder at the address of that stockholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the stockholder at that address, then all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available to the stockholder on written demand of the stockholder at the principal executive office of the corporation for a period of one (1) year from the date of the giving of the notice.

     An affidavit of the mailing or other means of giving any notice of any stockholders' meeting, executed by the secretary, assistant secretary or any transfer agent of the corporation giving the notice, shall be prima facie evidence of the giving of such notice.

2.6  QUORUM

     The presence in person or by proxy of the holders of a majority of the shares entitled to vote thereat constitutes a quorum for the transaction of business at all meetings of stockholders. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

2.7  ADJOURNED MEETING; NOTICE

     Any stockholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at that meeting, either in person or by proxy. In the absence of a quorum, no other business may be transacted at that meeting except as provided in Section 2.6 of these bylaws.

     When any meeting of stockholders, either annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at the meeting at which the adjournment is taken. However, if a new record date for the adjourned meeting is fixed or if the adjournment

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

is for more than thirty (30) days from the date set for the original meeting, then notice of the adjourned meeting shall be given. Notice of any such adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 2.4 and
2.5 of these bylaws. At any adjourned meeting the corporation may transact any business which might have been transacted at the original meeting.

2.8  VOTING

     The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners, and to voting trusts and other voting agreements).

     Except as may be otherwise provided in the Certificate of Incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of the stockholders. Any stockholder entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or, except when the matter is the election of directors, may vote them against the proposal; but, if the stockholder fails to specify the number of shares which the stockholder is voting affirmatively, it will be conclusively presumed that the stockholder's approving vote is with respect to all shares which the stockholder is entitled to vote.

     If a quorum is present, the affirmative vote of the majority of the shares represented and voting at a duly held meeting (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the stockholders, unless the vote of a greater number or a vote by classes is required by law or by the Certificate of Incorporation.

2.9  VALIDATION OF MEETINGS; WAIVER OF NOTICE; CONSENT

     The transactions of any meeting of stockholders, either annual or special, however called and noticed, and wherever held, shall be as valid as though they had been taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, who was not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. The waiver of notice or consent or approval need not specify either the business to be transacted or the purpose of any annual or special meeting of stockholders. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

     Attendance by a person at a meeting shall also constitute a waiver of notice of and presence at that meeting, except when the person objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required by law to be included in the notice of the meeting but not so included, if that objection is expressly made at the meeting.

2.10  STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

     Unless otherwise provided in the Certificate of Incorporation, any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted.

     Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Delaware if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.

2.11  RECORD DATE FOR STOCKHOLDER NOTICE; VOTING; GIVING CONSENTS

     For purposes of determining the stockholders entitled to notice of any meeting or to vote thereat or entitled to give consent to corporate action without a meeting, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of any such meeting nor more than sixty (60) days before any such action without a meeting, and in such event only stockholders of record on the date so fixed are entitled to notice and to vote or to give consents, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.

     If the board of directors does not so fix a record date:

          (a) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; and

          (b) the record date for determining stockholders entitled to give consent to corporate action in writing without a meeting, (i) when no prior action by the board has been taken, shall be the day on which the first written consent is given, or (ii) when prior action by the board has been taken, shall be at the close of business on the day on which the board adopts the resolution relating to that action.

     The record date for any other purpose shall be as provided in Article VIII of these bylaws.

2.12  PROXIES


     Every person entitled to vote for directors, or on any other matter, shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, telefax, facsimile or other electronic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(c) of the General Corporation Law of Delaware.


2.13  INSPECTORS OF ELECTION

     Before any meeting of stockholders, the board of directors may appoint an inspector or inspectors of election to act at the meeting or its adjournment. If no inspector of election is so appointed, then the chairman of the meeting may, and on the request of any stockholder or a stockholder's proxy shall, appoint an inspector or inspectors of election to act at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting pursuant to the request of one (1) or more stockholders or proxies, then the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, then the chairman of the meeting may, and upon the request of any stockholder or a stockholder's proxy shall, appoint a person to fill that vacancy.

     Such inspectors shall:

          (a) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

          (b) receive votes, ballots or consents;

          (c) hear and determine all challenges and questions in any way arising in connection with the right to vote;

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

          (d) count and tabulate all votes or consents;

          (e) determine when the polls shall close;

          (f) determine the result; and

          (g) do any other acts that may be proper to conduct the election or vote with fairness to all stockholders.

                                  ARTICLE III

                                   DIRECTORS

3.1  POWERS

     Subject to the provisions of the General Corporation Law of Delaware and to any limitations in the Certificate of Incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

3.2  NUMBER AND TERM OF OFFICE


     The authorized number of directors shall be not less than seven (7) nor more than nine (9). The exact number of directors shall be seven (7) until changed, within the limits specified above, by a bylaw amending this Section 3.2, duly adopted by the board of directors or by the stockholders. The indefinite number of directors may be changed, or a definite number may be fixed without provision for an indefinite number, by a duly adopted amendment to the Certificate of Incorporation or by an amendment to this bylaw adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote or by resolution of a majority of the board of directors.


     No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

3.3  RESIGNATION AND VACANCIES

     Any director may resign effective on giving written notice to the chairman of the board, the president/chief executive officer, the secretary or the board of directors, unless the notice specifies a later time for that resignation to become effective. If the resignation of a director is effective at a future time, the board of directors may elect a successor to take office when the resignation becomes effective.

     Vacancies in the board of directors may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director; however, a vacancy created by the removal of a director by the vote or written consent of the stockholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute a majority of the required quorum), or by the unanimous written consent of all shares entitled to vote thereon. Each director so elected shall hold office until the next annual meeting of the stockholders and until a successor has been elected and qualified.

     Unless otherwise provided in the Certificate of Incorporation or these bylaws:

          (i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

          (ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created

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

     directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

     If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

     If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten (10) percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

3.4  REMOVAL

     Subject to any limitations imposed by law, and unless otherwise provided in the Certificate of Incorporation, the Board of Directors, or any individual Director, may be removed from office at any time by the affirmative vote of the holders of at least a majority of the then outstanding shares of the capital stock of the corporation entitled to vote at an election of Directors.

3.5  PLACE OF MEETINGS; MEETINGS BY TELEPHONE

     Regular meetings of the board of directors may be held at any place within or outside the State of Delaware that has been designated from time to time by resolution of the board. In the absence of such a designation, regular meetings shall be held at the principal executive office of the corporation. Special meetings of the board may be held at any place within or outside the State of Delaware that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of the corporation.

     Any meeting, regular or special, may be held by conference telephone or similar communication equipment, so long as all directors participating in the meeting can hear one another; and all such directors shall be deemed to be present in person at the meeting.

3.6  FIRST MEETINGS

     The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

3.7  REGULAR MEETINGS

     Regular meetings of the board of directors may be held without notice if the times of such meetings are fixed by the board of directors.

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

3.8  SPECIAL MEETINGS; NOTICE

     Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairman of the board, or in the absence of the chairman of the board by the chief executive officer or any three directors.

     Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least seven (7) days before the time of the holding of the meeting. If the notice is delivered personally or by telephone or telegram, it shall be delivered personally or by telephone or to the telegraph company at least seventy-two (72) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose or the place of the meeting, if the meeting is to be held at the principal executive office of the corporation.

3.9  QUORUM

     A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except to adjourn as provided in Section 3.11 of these bylaws. Every act or decision done or made by a majority of the directors present at a duly held meeting at which a quorum is present shall be regarded as the act of the board of directors, subject to the provisions of the Certificate of Incorporation and applicable law.

     A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.10  WAIVER OF NOTICE

     Notice of a meeting need not be given to any director (i) who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or (ii) who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such directors. All such waivers, consents, and approvals shall be filed with the corporate records or made part of the minutes of the meeting. A waiver of notice need not specify the purpose of any regular or special meeting of the board of directors.

3.11  ADJOURNMENT

     A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

3.12  NOTICE OF ADJOURNMENT

     Notice of the time and place of holding an adjourned meeting need not be given unless the meeting is adjourned for more than twenty-four (24) hours. If the meeting is adjourned for more than twenty-four (24) hours, then notice of the time and place of the adjourned meeting shall be given before the adjourned meeting takes place, in the manner specified in Section 3.8 of these bylaws, to the directors who were not present at the time of the adjournment.

3.13  BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

     Any action required or permitted to be taken by the board of directors may be taken without a meeting, provided that all members of the board individually or collectively consent in writing to that action. Such action by written consent shall have the same force and effect as a unanimous vote of the board of directors. Such written consent and any counterparts thereof shall be filed with the minutes of the proceedings of the board.

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

3.14  FEES AND COMPENSATION OF DIRECTORS

     Directors and members of committees may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the board of directors. This Section 3.14 shall not be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee or otherwise and receiving compensation for those services.

3.15  APPROVAL OF LOANS TO OFFICERS

     The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the board of directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing contained in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

                                   ARTICLE IV

                                   COMMITTEES

4.1  COMMITTEES OF DIRECTORS

     The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate one (1) or more committees, each consisting of two or more directors, to serve at the pleasure of the board. The board may designate one (1) or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. The appointment of members or alternate members of a committee requires the vote of a majority of the authorized number of directors. Any committee, to the extent provided in the resolution of the board, shall have all the authority of the board, but no such committee shall have the power or authority to (i) amend the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the board of directors as provided in Section 151(a) of the General Corporation Law of Delaware, fix any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation), (ii) adopt an agreement of merger or consolidation under Sections 251 or 252 of the General Corporation Law of Delaware, (iii) recommend to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, (iv) recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution, or (v) amend the bylaws of the corporation; and, unless the board resolution establishing the committee, the bylaws or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of the General Corporation Law of Delaware.

4.2  MEETINGS AND ACTION OF COMMITTEES

     Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these bylaws, Section 3.5 (place of meetings), Section 3.7 (regular meetings), Section 3.8 (special meetings and notice), Section 3.9 (quorum), Section 3.10 (waiver of notice),
Section 3.11 (adjournment), Section 3.12 (notice of adjournment), and Section
3.13 (action without meeting), with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the board of directors, and that notice of special

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

meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

                                   ARTICLE V

                                    OFFICERS

5.1  OFFICERS


     The officers of the corporation shall be a chairman of the board, a president, a secretary and a chief financial officer. The corporation may also have, at the discretion of the board of directors, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section
5.3 of these bylaws. Any number of offices may be held by the same person.


5.2  ELECTION OF OFFICERS

     The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 or Section 5.5 of these bylaws, shall be chosen by the board, subject to the rights, if any, of an officer under any contract of employment.

5.3  SUBORDINATE OFFICERS

     The board of directors may appoint, or may empower the president/chief executive officer to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

5.4  REMOVAL AND RESIGNATION OF OFFICERS

     Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the board of directors at any regular or special meeting of the board or, except in case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

     Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5  VACANCIES IN OFFICES

     A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these bylaws for regular appointments to that office.

5.6  CHAIRMAN OF THE BOARD

     The chairman of the board, if such an officer be elected, shall serve as the corporation's general manager, and shall have general supervision, direction and control of the corporation's business and its officers, and, if present, preside at meetings of the stockholders and the board of directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the board of directors or as may be prescribed by these bylaws. If there is no president/chief executive officer, then the chairman of the board shall also be the president/chief executive officer of the corporation and shall have the powers and duties prescribed in Section 5.7 of these bylaws. The chairman of the board shall report to the board of directors.

5.7  PRESIDENT



     Subject to such powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the president shall, subject to the control of the chairman of the board, or the board of directors if there is no chairman of the board, have general supervision, direction, and control of the business and the officers of the corporation. He or she shall preside at all meetings of the stockholders and the board of directors, in the absence or nonexistence of a chairman of the board. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or these bylaws.


5.8  VICE PRESIDENTS


     In the absence or disability of the president, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, these bylaws, the president or the chairman of the board.


5.9  SECRETARY

     The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors and stockholders. The minutes shall show the time and place of each meeting, whether regular or special (and, if special, how authorized and the notice given), the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

     The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.


     The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the board of directors required to be given by law or by these bylaws. He or she shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the board of directors or by these bylaws.


5.10  CHIEF FINANCIAL OFFICER

     The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.


     The chief financial officer shall deposit all money and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the board of directors. He or she shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his or her transactions as chief financial officer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

                                   ARTICLE VI

       INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS

6.1  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (i) who is or was a director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2  INDEMNIFICATION OF OTHERS

     The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (i) who is or was an employee or agent of the corporation, (ii) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3  INSURANCE

     The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

                                  ARTICLE VII

                              RECORDS AND REPORTS

7.1  MAINTENANCE AND INSPECTION OF RECORDS

     The corporation shall, either at its principal executive office or at such place or places as designated by the board of directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books and other records.

     Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

     The officer who has charge of the stock ledger of a corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

7.2  INSPECTION BY DIRECTORS

     Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

7.3  ANNUAL STATEMENT TO STOCKHOLDERS

     The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

7.4  REPRESENTATION OF SHARES OF OTHER CORPORATIONS


     The chairman of the board, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority herein granted may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.


                                  ARTICLE VIII

                                GENERAL MATTERS

8.1  RECORD DATE FOR PURPOSES OTHER THAN NOTICE AND VOTING

     For purposes of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any other lawful action (other than action by stockholders by written consent without a meeting), the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days before any such action. In that case, only stockholders of record at the close of business on the date so fixed are entitled to receive the dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date so fixed, except as otherwise provided by law.

     If the board of directors does not so fix a record date, then the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board adopts the applicable resolution or the sixtieth (60th) day before the date of that action, whichever is later.

8.2  CHECKS; DRAFTS; EVIDENCES OF INDEBTEDNESS

     From time to time, the board of directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.3  CORPORATE CONTRACTS AND INSTRUMENTS: HOW EXECUTED

     The board of directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.4  STOCK CERTIFICATES; PARTLY PAID SHARES


     The shares of a corporation shall be represented by certificates, provided that the board of directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the board of directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the corporation by, the chairman or vice-chairman of the board of directors, or the president or vice-president, and by the chief financial officer, the secretary or an assistant secretary representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.


     The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.5  SPECIAL DESIGNATION ON CERTIFICATES

     If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.6  LOST CERTIFICATES

     Except as provided in this Section 8.6, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and canceled at the same time. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen or destroyed, authorize the issuance of replacement certificates on such terms and conditions as the board may require; the board may require indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction of the certificate or the issuance of the replacement certificate.

8.7  CONSTRUCTION; DEFINITIONS

     Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the General Corporation Law of Delaware shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

                                   ARTICLE IX

                                   AMENDMENTS

     The original or other bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its Certificate of Incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

                                   ARTICLE X

                                  DISSOLUTION

     If it should be deemed advisable in the judgment of the board of directors of the corporation that the corporation should be dissolved, the board, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, shall cause notice to be mailed to each stockholder entitled to vote thereon of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution.

     At the meeting a vote shall be taken for and against the proposed dissolution. If a majority of the outstanding stock of the corporation entitled to vote thereon votes for the proposed dissolution, then a certificate stating that the dissolution has been authorized in accordance with the provisions of
Section 275 of the General Corporation Law of Delaware and setting forth the names and residences of the directors and officers shall be executed, acknowledged, and filed and shall become effective in accordance with Section 103 of the General Corporation Law of Delaware. Upon such certificate's becoming effective in accordance with Section 103 of the General Corporation Law of Delaware, the corporation shall be dissolved.

     Whenever all the stockholders entitled to vote on a dissolution consent in writing, either in person or by duly authorized attorney, to a dissolution, no meeting of directors or stockholders shall be necessary. The consent shall be filed and shall become effective in accordance with Section 103 of the General Corporation Law of Delaware. Upon such consent's becoming effective in accordance with Section 103 of the General Corporation Law of Delaware, the corporation shall be dissolved. If the consent is signed by an attorney, then the original power of attorney or a photocopy thereof shall be attached to and filed with the consent. The consent filed with the Secretary of State shall have attached to it the affidavit of the secretary or some other officer of the corporation stating that the consent has been signed by or on behalf of all the stockholders entitled to vote on a dissolution; in addition, there shall be attached to the consent a certification by the secretary or some other officer of the corporation setting forth the names and residences of the directors and officers of the corporation.

                                   ARTICLE XI

                                   CUSTODIAN

11.1  APPOINTMENT OF A CUSTODIAN IN CERTAIN CASES

     The Court of Chancery, upon application of any stockholder, may appoint one or more persons to be custodians and, if the corporation is insolvent, to be receivers, of and for the corporation when:

          (i) at any meeting held for the election of directors the stockholders are so divided that they have failed to elect successors to directors whose terms have expired or would have expired upon qualification of their successors; or

          (ii) the business of the corporation is suffering or is threatened with irreparable injury because the directors are so divided respecting the management of the affairs of the corporation that the required vote for action by the board of directors cannot be obtained and the stockholders are unable to terminate this division; or

          (iii) the corporation has abandoned its business and has failed within a reasonable time to take steps to dissolve, liquidate or distribute its assets.

11.2  DUTIES OF CUSTODIAN

     The custodian shall have all the powers and title of a receiver appointed under Section 291 of the General Corporation Law of Delaware, but the authority of the custodian shall be to continue the business of the corporation and not to liquidate its affairs and distribute its assets, except when the Court of Chancery otherwise orders and except in cases arising under Sections 226(a)(3) or 352(a)(2) of the General Corporation Law of Delaware.

                                   APPENDIX 4

                     SANCTUARY WOODS MULTIMEDIA CORPORATION

                                1996 STOCK PLAN

     1. Purposes of the Plan. The purposes of this Stock Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant. Stock Purchase Rights may also be granted under the Plan.

     2.  Definitions.  As used herein, the following definitions shall apply:

          (a) "Administrator" means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

          (b) "Applicable Laws" means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any other country or jurisdiction where Options or Stock Purchase Rights are granted under the Plan.

          (c) "Board" means the Board of Directors of the Company.

          (d) "Code" means the Internal Revenue Code of 1986, as amended.

          (e) "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

          (f) "Common Stock" means the Common Stock of the Company.

          (g) "Company" means Sanctuary Woods Multimedia Corporation, a corporation organized under the laws of Delaware.


          (h) "Consultant" means any person who is engaged by the Company or any Parent or Subsidiary to render services to such entity.


          (i) "Director" means a member of the Board of Directors of the Company.

          (j) "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider (defined below) shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the 181st day of such leave any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

          (k) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          (l) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:


             (i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, or the Nasdaq Bulletin Board, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

             (ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the last market trading day prior to the day of determination; or

             (iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

          (m) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

          (n) "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

          (o) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

          (p) "Option" means a stock option granted pursuant to the Plan.

          (q) "Option Agreement" means a written or electronic agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

          (r) "Option Exchange Program" means a program whereby outstanding Options are exchanged for Options with a lower exercise price.

          (s) "Optioned Stock" means the Common Stock subject to an Option or a Stock Purchase Right.

          (t) "Optionee" means the holder of an outstanding Option or Stock Purchase Right granted under the Plan.

          (u) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

          (v) "Plan" means this 1996 Stock Option Plan.

          (w) "Restricted Stock" means shares of Common Stock acquired pursuant to a grant of a Stock Purchase Right under Section 11 below.

          (x) "Section 16(b)" means Section 16(b) of the Securities Exchange Act of 1934, as amended.

          (y) "Service Provider" means an Employee, Director or Consultant.

          (z) "Share" means a share of the Common Stock, as adjusted in accordance with Section 12 below.

          (aa) "Stock Purchase Right" means a right to purchase Common Stock pursuant to Section 11 below.

          (bb) "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.


     3. Stock Subject to the Plan. Subject to the provisions of Section 12 of the Plan, the maximum aggregate number of Shares which may be subject to option and sold under the Plan is 8,000,000 Shares. The Shares may be authorized but unissued, or reacquired Common Stock.


     If an Option or Stock Purchase Right expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an Option Exchange Program, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon exercise of either an Option or Stock Purchase Right, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of Restricted Stock are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan.

     4.  Administration of the Plan.

     (a) The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws.

     (b) Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:

          (i) to determine the Fair Market Value;

          (ii) to select the Service Providers to whom Options and Stock Purchase Rights may from time to time be granted hereunder;

          (iii) to determine the number of Shares to be covered by each such award granted hereunder;


          (iv) to approve forms of agreements for use under the Plan;


          (v) to determine the terms and conditions of any Option or Stock Purchase Right granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options or Stock Purchase Rights may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Option or Stock Purchase Right or the Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

          (vi) to determine whether and under what circumstances an Option may be settled in cash under subsection 9(e) instead of Common Stock;

          (vii) to reduce the exercise price of any Option to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Option has declined since the date the Option was granted;

          (viii) to initiate an Option Exchange Program;

          (ix) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;

          (x) to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option or Stock Purchase Right that number of Shares having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Optionees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable; and

          (xi) to construe and interpret the terms of the Plan and awards granted pursuant to the Plan.

     (c) Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Optionees.

     5.  Eligibility.

     (a) Nonstatutory Stock Options and Stock Purchase Rights may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

     (b) Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 5(b), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair

Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

     (c) Neither the Plan nor any Option or Stock Purchase Right shall confer upon any Optionee any right with respect to continuing the Optionee's relationship as a Service Provider with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate such relationship at any time, with or without cause.

     6. Term of Plan. The Plan shall become effective upon its adoption by the Board. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 14 of the Plan.

     7. Term of Option. The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

     8.  Option Exercise Price and Consideration.

     (a) The per share exercise price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

          (i) In the case of an Incentive Stock Option:

             (A) granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

             (B) granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

          (ii) In the case of a Nonstatutory Stock Option:

             (A) granted to a Service Provider who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of the grant.

             (B) granted to any other Service Provider, the per Share exercise price shall be no less than 85% of the Fair Market Value per Share on the date of grant.

          (iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to a merger or other corporate transaction.

     (b) The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of (1) cash,
(2) check, (3) promissory note, (4) other Shares which (x) in the case of Shares acquired upon exercise of an Option, have been owned by the Optionee for more than six months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (5) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company.

     9.  Exercise of Option.

     (a) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement, but in no case at a rate of less than 20% per year over five
(5) years from the date the Option is granted. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.


     An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised plus any amount required to be withheld by the Company for income and employment tax purposes in connection with such option exercise. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse or a trust for his, her or their benefit. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 12 of the Plan.



     Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for issuance under the Option, by the number of Shares as to which the Option is exercised.



     (b) Termination of Relationship as a Service Provider. Unless otherwise determined by the Administrator, if an Optionee ceases to be a Service Provider, such Optionee may exercise his or her Option within thirty (30) days after the date of such termination or such longer period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement). Unless otherwise determined by the Administrator, in the absence of a specified time in the Option Agreement, the Option shall remain exercisable for one (1) month following the Optionee's termination. Unless otherwise determined by the Administrator, if, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.



     (c) Death or Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Death or Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). Unless otherwise determined by the Administrator, in the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If such disability is not a "disability" as such term is defined in
Section 22(e)(3) of the Code, in the case of an Incentive Stock Option such Incentive Stock Option shall automatically cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option on the day three months and one day following such termination. Unless otherwise determined by the Administrator, if, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Option is not exercised within the time specified herein or determined by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan. In the event of an Optionee's death while a Service Provider or during the exercise period provided in the event of an Optionee's Disability or Retirement, the Option may be exercised by the Optionee's estate or by a person who acquires the right to exercise the Option by bequest or inheritance;

the Option may be exercised by the executor or administrator of the Optionee's estate or, if none, by the person(s) entitled to exercise the Option under the Optionee's will or the laws of descent or distribution.

     (d) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares, an Option previously granted, based on such terms and conditions as the Administrator shall establish and communicate to the Optionee at the time that such offer is made.


     (e) Retirement. Upon the retirement of a service provider who is not less than 60 years of age, the administrator may, in its sole discretion, accelerate the vesting of any options held by such person and/or permit the person to exercise such options over their remaining term, provided that should any such action disqualify such remaining options as incentive stock options, the remaining portion thereof shall become nonstatutory options.



     10. Non-Transferability of Options and Stock Purchase Rights. Options and Stock Purchase Rights may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee, or in the event of the incapacity of the Optionee, by his representative.


     11.  Stock Purchase Rights.

     (a) Rights to Purchase. Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing or electronically of the terms, conditions and restrictions related to the offer, including the number of Shares that such person shall be entitled to purchase, the price to be paid, and the time within which such person must accept such offer. The terms of the offer shall comply in all respects with
Section 260.140.42 of Title 10 of the California Code of Regulations. The offer shall be accepted by execution of a Restricted Stock purchase agreement in the form determined by the Administrator.

     (b) Repurchase Option. Unless the Administrator determines otherwise, the Restricted Stock purchase agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with the Company for any reason (including death or disability). The purchase price for Shares repurchased pursuant to the Restricted Stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at such rate as the Administrator may determine, but in no case at a rate of less than 20% per year over five years from the date of purchase.

     (c) Other Provisions. The Restricted Stock purchase agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion.

     (d) Rights as a Shareholder. Once the Stock Purchase Right is exercised, the purchaser shall have rights equivalent to those of a shareholder and shall be a shareholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment shall be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 12 of the Plan.

     12.  Adjustments Upon Changes in Capitalization, Merger or Asset Sale.

     (a) Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of shares of Common Stock covered by each outstanding Option or Stock Purchase Right, and the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Options or Stock Purchase Rights have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option or Stock Purchase Right, as well as the price per share of Common Stock covered by each such outstanding Option or Stock Purchase Right, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the

Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance for adequate consideration by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option or Stock Purchase Right.


     (b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Option or Stock Purchase Right shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Option or Stock Purchase Right will terminate immediately prior to the consummation of such proposed action.


     (c) Merger or Asset Sale. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Option and Stock Purchase Right shall be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Option or Stock Purchase Right, the Optionee shall fully vest in and have the right to exercise the Option or Stock Purchase Right as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option or Stock Purchase Right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator shall notify the Optionee in writing or electronically that the Option or Stock Purchase Right shall be fully exercisable for a period ending five (5) days prior to the closing of such transaction, but in no event less than thirty (30) days from the date of such notice, and the Option or Stock Purchase Right shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or Stock Purchase Right shall be considered assumed if, following the merger or sale of assets, the option or right confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option or Stock Purchase Right immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or Stock Purchase Right, for each Share of Optioned Stock subject to the Option or Stock Purchase Right, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or sale of assets.



     13. Time of Granting Options and Stock Purchase Rights. The date of grant of an Option or Stock Purchase Right shall, for all purposes, be the date on which the Administrator makes the determination granting such Option or Stock Purchase Right, or such other date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Option or Stock Purchase Right is so granted within a reasonable time after the date of such grant.



     Unless otherwise terminated pursuant to Section 14(a) below, the term during which options may be granted under this plan shall expire December 31, 2006.


     14.  Amendment and Termination of the Plan.

     (a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

     (b) Shareholder Approval. The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

     (c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

     15.  Conditions Upon Issuance of Shares.

     (a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option or Stock Purchase Right unless the exercise of such Option or Stock Purchase Right and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

     (b) Investment Representations. As a condition to the exercise of an Option or Stock Purchase Right, the Administrator may require the person exercising such Option or Stock Purchase Right to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

     16. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

     17. Reservation of Shares. The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

     18. Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws.

     19. Information to Optionees and Purchasers. The Company shall provide to each Optionee or holder of Stock Purchase Rights and to each individual who acquires Shares pursuant to the Plan, not less frequently than annually during the period such Optionee or purchaser or holder of Stock Purchase Rights has one or more Options or Stock Purchase Rights outstanding, and, in the case of an individual who acquires Shares pursuant to the Plan, during the period such individual owns such Shares, copies of annual financial statements. The Company shall not be required to provide such statements to key employees whose duties in connection with the Company assure their access to equivalent information.


     20. Indemnification of Administrator. In addition to such other rights of indemnification as they may have as directors, the Administrator shall be indemnified by the Company against the reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any actual or threatened action, investigation, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgement in any such action, suit or proceeding except in relation to matters as of which it shall be adjudged in such action, suit or proceeding that such Administrator is liable for negligence or misconduct in the performance of his duties; provided that within sixty days after institution of any such action, suit or proceeding an Administrator member shall in writing offer the Company the opportunity, at its own expense, to handle and defend the same.

                                1996 STOCK PLAN

                             STOCK OPTION AGREEMENT

     Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Option Agreement.

I.  NOTICE OF STOCK OPTION GRANT

[Optionee's Name and Address]

     The undersigned Optionee has been granted an Option to purchase Common Stock of the Company, subject to the terms and conditions of the Plan and this Option Agreement, as follows:

        Grant Number

        Date of Grant

        Vesting Commencement Date

        Exercise Price per Share                                                    $

        Total Number of Shares Granted

        Total Exercise Price                                                        $

        Type of Option:                                        Incentive Stock Option

                                                            Nonstatutory Stock Option

        Term/Expiration Date:

Vesting Schedule:


     This Option shall be exercisable on a cumulative basis, in whole or in part, according to the following vesting schedule:


Termination Period:


     This Option shall be exercisable for 30 days after Optionee ceases to be a Service Provider. Upon Optionee's death or disability, this Option may be exercised for such longer period as provided in the Plan. In no event may Optionee exercise this Option after the Term/Expiration Date as provided above.


II.  AGREEMENT

     1. Grant of Option. The Plan Administrator of the Company hereby grants to the Optionee named in the Notice of Grant (the "Optionee"), an option (the "Option") to purchase the number of Shares set forth in the Notice of Grant, at the exercise price per Share set forth in the Notice of Grant (the "Exercise Price"), and subject to the terms and conditions of the Plan, which is incorporated herein by reference. Subject to Section 14(c) of the Plan, in the event of a conflict between the terms and conditions of the Plan and this Option Agreement, the terms and conditions of the Plan shall prevail.

     If designated in the Notice of Grant as an Incentive Stock Option ("ISO"), this Option is intended to qualify as an Incentive Stock Option as defined in
Section 422 of the Code. Nevertheless, to the extent that it exceeds the $100,000 rule of Code Section 422(d), this Option shall be treated as a Nonstatutory Stock Option ("NSO").

     2.  Exercise of Option.

     a. Right to Exercise. This Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Notice of Grant and with the applicable provisions of the Plan and this Option Agreement.


     b. Method of Exercise. This Option shall be exercisable by delivery of an exercise notice in the form attached as Exhibit A (the "Exercise Notice") which shall state the election to exercise the Option, the number of Shares with respect to which the Option is being exercised, and such other representations and agreements as may be required by the Company. The Exercise Notice shall be accompanied by payment of the aggregate Exercise Price as to all Exercised Shares and the amount required to be withheld by the Company for income and employment tax purposes. This Option shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by the aggregate Exercise Price and the amount of any required withholding.


     No Shares shall be issued pursuant to the exercise of an Option unless such issuance and such exercise complies with Applicable laws. Assuming such compliance, for income tax purposes the Shares shall be considered transferred to the Optionee on the date on which the Option is exercised with respect to such Shares.


     3. Optionee's Representations. In the event the Shares have not been registered under the Securities Act of 1933, as amended, at the time this Option is exercised, the Optionee shall, if required by the Company, concurrently with the exercise of all or any portion of this Option, deliver to the Company his or her Investment Representation Statement.


     4. Method of Payment. Payment of the aggregate Exercise Price shall be by any of the following, or a combination thereof, at the election of the Optionee:

          a.  cash or check;

          b. consideration received by the Company under a formal cashless exercise program adopted by the Company in connection with the Plan; or

          c. surrender of other Shares which, (i) in the case of Shares acquired upon exercise of an option, have been owned by the Optionee for more than six (6) months on the date of surrender, and (ii) have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Exercised Shares.

     5. Restrictions on Exercise. This Option may not be exercised until such time as the Plan has been approved by the shareholders of the Company, or if the issuance of such Shares upon such exercise or the method of payment of consideration for such shares would constitute a violation of any Applicable Law.


     6. Non-Transferability of Option. This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Optionee only by Optionee except in the case of Optionee incapacity. The terms of the Plan and this Option Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.


     7. Term of Option. This Option may be exercised only within the term set out in the Notice of Grant, and may be exercised during such term only in accordance with the Plan and the terms of this Option.

     8. Tax Consequences. Set forth below is a brief summary as of the date of this Option of some of the United States federal tax consequences of exercise of this Option and disposition of the Shares. THIS SUMMARY IS NECESSARILY INCOMPLETE, AND THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE. THE OPTIONEE SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.


     a. Exercise of ISO. If this Option qualifies as an ISO, there will be no ordinary federal income tax liability upon the exercise of the Option, although the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price will be considered in determining the alternative minimum tax for federal tax purposes and may subject the Optionee to the alternative minimum tax in the year of exercise.

     b. Exercise of ISO Following Disability. If the Optionee ceases to be an Employee as a result of a disability that is not a total and permanent disability as defined in Section 22(e)(3) of the Code, to the extent permitted on the date of termination, the Optionee must exercise an ISO within three months of such termination for the ISO to remain qualified as an ISO.


     c. Exercise of Nonstatutory Stock Option. There may be ordinary federal income tax and employment tax liabilities upon the exercise of a Nonstatutory Stock Option. The Optionee will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price. If Optionee is an Employee or a former Employee, the Company will be required to withhold from Optionee's compensation or collect from Optionee and pay to the applicable taxing authorities an amount in cash equal to a percentage of this compensation income at the time of exercise, and may refuse to honor the exercise and refuse to deliver Shares if such withholding amounts are not delivered by the Optionee at the time of exercise.


     d. Disposition of Shares. In the case of an NSO, if Shares are held for at least one year, any gain realized on disposition of the Shares will be treated as long-term capital gain for federal income tax purposes. In the case of an ISO, if Shares transferred pursuant to the Option are held for at least one year after exercise and at least two years after the Date of Grant, any gain realized on disposition of the Shares will also be treated as long-term capital gain for federal income tax purposes. If Shares purchased under an ISO are disposed of within one year after exercise or two years after the Date of Grant, any gain realized on such disposition will be treated as compensation income (taxable at ordinary income rates) to the extent of the difference between the Exercise Price and the lesser of (1) the Fair Market Value of the Shares on the date of exercise, or (2) the sale price of the Shares. Any additional gain will be taxed as capital gain, short-term or long-term depending on the period that the ISO Shares were held.


     e. Notice of Disqualifying Disposition of ISO Shares. If the Option granted to Optionee herein is an ISO, and if Optionee sells or otherwise disposes of any of the Shares acquired pursuant to the ISO on or before the later of (1) the date two years after the Date of Grant, or (2) the date one year after the date of exercise, the Optionee shall immediately notify the Company in writing of such disposition. Optionee agrees that Optionee may be subject to income tax withholding by the Company on the compensation income recognized by the Optionee and agrees to pay the Company (as a condition to its permitting the transfer of Optionee's shares) the amount of income and employment tax required to be withheld by the Company immediately upon such disqualifying disposition.


     9. Entire Agreement; Governing Law. The Plan is incorporated herein by reference. The Plan and this Option Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and Optionee. This agreement is governed by the internal substantive laws but not the choice of law rules of California.

     10. No Guarantee of Continued Service. OPTIONEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS A SERVICE PROVIDER AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS OPTION OR ACQUIRING SHARES HEREUNDER). OPTIONEE FURTHER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND SHALL NOT INTERFERE IN ANY WAY WITH OPTIONEE'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE OPTIONEE'S RELATIONSHIP AS A SERVICE PROVIDER AT ANY TIME, WITH OR WITHOUT CAUSE.

     Optionee acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Option subject to all of the terms and provisions hereof and thereof. Optionee has reviewed the Plan and this Option in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option and fully understands all provisions of the Option Agreement and the 1996 Stock Plan. Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan or this Option. Optionee further agrees to notify the Company upon any change in the residence address indicated below.


OPTIONEE:                                        SANCTUARY WOODS MULTIMEDIA
                                                 CORPORATION

Signature                                        By

Print Name                                       Title

Residence Address

                                   EXHIBIT A

                                1996 STOCK PLAN

                                EXERCISE NOTICE

Sanctuary Woods Multimedia Corporation
1825 South Grant Street
San Mateo, CA 94402

Attention:  Chief Executive Officer

     1.  Exercise of Option.  Effective as of today,           , 19  , the
undersigned ("Optionee") hereby elects to exercise Optionee's option to purchase shares of the Common Stock (the "Shares") of Sanctuary Woods Multimedia Corporation (the "Company") under and pursuant to the 1996 Stock
Option Plan (the "Plan") and the Stock Option Agreement dated           , 19
(the "Option Agreement").


     2. Delivery of Payment. Purchaser herewith delivers to the Company the full purchase price of the Shares, as set forth in the Option Agreement, and the amount of any income and employment taxes required to be withheld by the Company with respect to such exercise.


     3. Representations of Optionee. Optionee acknowledges that Optionee has received, read and understood the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions.

     4. Rights as Shareholder. Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Shares shall be issued to the Optionee as soon as practicable after the Option is exercised. No adjustment shall be made for a dividend or other right for which the record date is prior to the date of issuance except as provided in Section 11 of the Plan.

     5. Tax Consultation. Optionee understands that Optionee may suffer adverse tax consequences as a result of Optionee's purchase or disposition of the Shares. Optionee represents that Optionee has consulted with any tax consultants Optionee deems advisable in connection with the purchase or disposition of the Shares and that Optionee is not relying on the Company for any tax advice.

     6. Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Agreement shall be binding upon Optionee and his or her heirs, executors, administrators, successors and assigns.

     7. Interpretation. Any dispute regarding the interpretation of this Agreement shall be submitted by Optionee or by the Company forthwith to the Administrator which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Administrator shall be final and binding on all parties.

     8. Governing Law; Severability. This Agreement is governed by the internal substantive laws, but not the choice of law rules, of California.


     9. Entire Agreement. The Plan and Option Agreement are incorporated herein by reference. This Agreement, the Plan and the Option Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and Optionee.

Submitted by:                                    Accepted by:

OPTIONEE:                                        SANCTUARY WOODS MULTIMEDIA CORPORATION

Signature                                        By

Print Name                                       Its

Address:                                         Address:

                                                 Date Received

                                   APPENDIX 5

                     SANCTUARY WOODS MULTIMEDIA CORPORATION

                           INDEMNIFICATION AGREEMENT

     This Indemnification Agreement ("Agreement") is effective as of , 1997 by and between Sanctuary Woods Multimedia Corporation, a Delaware corporation (the "Company"), and 1, ("Indemnitee").

     WHEREAS, the Company desires to attract and retain the services of highly qualified individuals, such as Indemnitee, to serve the Company and its related entities;

     WHEREAS, in order to induce Indemnitee to continue to provide services to the Company, the Company wishes to provide for the indemnification of, and the advancement of expenses to, Indemnitee to the maximum extent permitted by law;

     WHEREAS, the Company and Indemnitee recognize the continued difficulty in obtaining liability insurance for the Company's directors, officers, employees, agents and fiduciaries, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance;

     WHEREAS, the Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks at the same time as the availability and coverage of liability insurance has been severely limited; and

     WHEREAS, the Company and Indemnitee desire to provide indemnification and advancement of expenses to the Indemnitee to the maximum extent permitted by Delaware law;

     WHEREAS, in view of the considerations set forth above, the Company desires that Indemnitee shall be indemnified and advanced expenses by the Company as set forth herein;

     NOW, THEREFORE, the Company and Indemnitee hereby agree as set forth below.

     1.  Certain Definitions.

     (a) "Change in Control" shall mean, and shall be deemed to have occurred if, on or after the date of this Agreement, (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) or group acting in concert, other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company acting in such capacity or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, becomes the "beneficial owner" (as defined in Rule 13d-3 under said
Act), directly or indirectly, of securities of the Company representing more than 50% of the total voting power represented by the Company's then outstanding Voting Securities, (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company's stockholders was approved by a vote of at least two thirds ( 2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 80% of the total voting power represented by the Voting Securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of (in one transaction or a series of related transactions) all or substantially all of the Company's assets.

     (b) "Claim" shall mean with respect to a Covered Event: any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that Indemnitee in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other.

     (c) References to the "Company" shall include, in addition to Sanctuary Woods Multimedia Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger to which Sanctuary Woods Multimedia Corporation (or any of its wholly owned subsidiaries) is a party which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees, agents or fiduciaries, so that if Indemnitee is or was a director, officer, employee, agent or fiduciary of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

     (d) "Covered Event" shall mean any event or occurrence related to the fact that Indemnitee is or was a director, officer, employee, agent or fiduciary of the Company, or any subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of Indemnitee while serving in such capacity.

     (e) "Expenses" shall mean any and all expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, to be a witness in or to participate in, any action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) of any Claim and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement.

     (f) "Expense Advance" shall mean a payment to Indemnitee pursuant to
Section 3 of Expenses in advance of the settlement of or final judgement in any action, suit, proceeding or alternative dispute resolution mechanism, hearing, inquiry or investigation which constitutes a Claim.

     (g) "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with the provisions of Section 2(d) hereof, who shall not have otherwise performed services for the Company or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other Indemnitees under similar indemnity agreements).

     (h) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on Indemnitee with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, officer, employee, agent or fiduciary of the Company which imposes duties on, or involves services by, such director, officer, employee, agent or fiduciary with respect to an employee benefit plan, its participants or its beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Agreement.

     (i) "Reviewing Party" shall mean, subject to the provisions of Section 2(d), any person or body appointed by the Board of Directors in accordance with applicable law to review the Company's obligations hereunder and under applicable law, which may include a member or members of the Company's Board of Directors, Independent Legal Counsel or any other person or body not a party to the particular Claim for which Indemnitee is seeking indemnification.

     (j) "Section" refers to a section of this Agreement unless otherwise indicated.

     (k) "Voting Securities" shall mean any securities of the Company that vote generally in the election of directors.

     2.  Indemnification.

     (a) Indemnification of Expenses. Subject to the provisions of Section 2(b) below, the Company shall indemnify Indemnitee for Expenses to the fullest extent permitted by law if Indemnitee was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any Claim (whether by reason of or arising in part out of a Covered Event), including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses.

     (b) Review of Indemnification Obligations. Notwithstanding the foregoing, in the event any Reviewing Party shall have determined (in a written opinion, in any case in which Independent Legal Counsel is the Reviewing Party) that Indemnitee is not entitled to be indemnified hereunder under applicable law, (i) the Company shall have no further obligation under Section 2(a) to make any payments to Indemnitee not made prior to such determination by such Reviewing Party, and (ii) the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all Expenses theretofore paid to Indemnitee to which Indemnitee is not entitled hereunder under applicable law; provided, however, that if Indemnitee has commenced or thereafter commences legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee is entitled to be indemnified hereunder under applicable law, any determination made by any Reviewing Party that Indemnitee is not entitled to be indemnified hereunder under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expenses theretofore paid in indemnifying Indemnitee until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or lapsed). Indemnitee's obligation to reimburse the Company for any Expenses shall be unsecured and no interest shall be charged thereon.

     (c) Indemnitee Rights on Unfavorable Determination; Binding Effect. If any Reviewing Party determines that Indemnitee substantively is not entitled to be indemnified hereunder in whole or in part under applicable law, Indemnitee shall have the right to commence litigation seeking an initial determination by the court or challenging any such determination by such Reviewing Party or any aspect thereof, including the legal or factual bases therefor, and, subject to the provisions of Section 15, the Company hereby consents to service of process and to appear in any such proceeding. Absent such litigation, any determination by any Reviewing Party shall be conclusive and binding on the Company and Indemnitee.

     (d) Selection of Reviewing Party; Change in Control. If there has not been a Change in Control, any Reviewing Party shall be selected by the Board of Directors, and if there has been such a Change in Control (other than a Change in Control which has been approved by a majority of the Company's Board of Directors who were directors immediately prior to such Change in Control), any Reviewing Party with respect to all matters thereafter arising concerning the rights of Indemnitee to indemnification of Expenses under this Agreement or any other agreement or under the Company's Certificate of Incorporation or Bylaws as now or hereafter in effect, or under any other applicable law, if desired by Indemnitee, shall be Independent Legal Counsel selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent Indemnitee would be entitled to be indemnified hereunder under applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to indemnify fully such counsel against any and all expenses (including attorneys' fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto. Notwithstanding any other provision of this Agreement, the Company shall not be required to pay Expenses of more than one Independent Legal Counsel in connection with all matters concerning a single Indemnitee, and such Independent Legal Counsel shall be the Independent Legal Counsel for any or all other Indemnitees unless (i) the employment of separate counsel by one or more Indemnitees has been previously authorized by the Company in writing, or (ii) an Indemnitee shall have provided to the Company a written statement that such Indemnitee has reasonably concluded that there may be a conflict of interest between such Indemnitee and the other Indemnitees with respect to the matters arising under this Agreement.

     (e) Mandatory Payment of Expenses. Notwithstanding any other provision of this Agreement other than Section 10 hereof, to the extent that Indemnitee has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any Claim, Indemnitee shall be indemnified against all Expenses incurred by Indemnitee in connection therewith.

     3.  Expense Advances.


     (a) Obligation to Make Expense Advances. Upon receipt of a written undertaking by or on behalf of the Indemnitee to repay such amounts if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified therefor by the Company hereunder under applicable law, the Company shall make Expense Advances to Indemnitee.


     (b) Form of Undertaking. Any obligation to repay any Expense Advances hereunder pursuant to a written undertaking by the Indemnitee shall be unsecured and no interest shall be charged thereon.

     (c) Determination of Reasonable Expense Advances. The parties agree that for the purposes of any Expense Advance for which Indemnitee has made written demand to the Company in accordance with this Agreement, all Expenses included in such Expense Advance that are certified by affidavit of Indemnitee's counsel as being reasonable shall be presumed conclusively to be reasonable.

     4. Procedures for Indemnification and Expense Advances.

     (a) Timing of Payments. All payments of Expenses (including without limitation Expense Advances) by the Company to the Indemnitee pursuant to this Agreement shall be made to the fullest extent permitted by law as soon as practicable after written demand by Indemnitee therefor is presented to the Company, but in no event later than thirty (30) business days after such written demand by Indemnitee is presented to the Company, except in the case of Expense Advances, which shall be made no later than ten (10) business days after such written demand by Indemnitee is presented to the Company.

     (b) Notice/Cooperation by Indemnitee. Indemnitee shall, as a condition precedent to Indemnitee's right to be indemnified or Indemnitee's right to receive Expense Advances under this Agreement, give the Company notice in writing as soon as practicable of any Claim made against Indemnitee for which indemnification will or could be sought under this Agreement. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown on the signature page of this Agreement (or such other address as the Company shall designate in writing to Indemnitee). In addition, Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee's power.

     (c) No Presumptions; Burden of Proof. For purposes of this Agreement, the termination of any Claim by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by this Agreement or applicable law. In addition, neither the failure of any Reviewing Party to have made a determination as to whether Indemnitee has met any particular standard of conduct or had any particular belief, nor an actual determination by any Reviewing Party that Indemnitee has not met such standard of conduct or did not have such belief, prior to the commencement of legal proceedings by Indemnitee to secure a judicial determination that Indemnitee should be indemnified under this Agreement under applicable law, shall be a defense to Indemnitee's claim or create a presumption that Indemnitee has not met any particular standard of conduct or did not have any particular belief. In connection with any determination by any Reviewing Party or otherwise as to whether the Indemnitee is entitled to be indemnified hereunder under applicable law, the burden of proof shall be on the Company to establish that Indemnitee is not so entitled.

     (d) Notice to Insurers. If, at the time of the receipt by the Company of a notice of a Claim pursuant to Section 4(b) hereof, the Company has liability insurance in effect which may cover such Claim, the Company shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such Claim in accordance with the terms of such policies.

     (e) Selection of Counsel. In the event the Company shall be obligated hereunder to provide indemnification for or make any Expense Advances with respect to the Expenses of any Claim, the Company, if appropriate, shall be entitled to assume the defense of such Claim with counsel approved by Indemnitee (which approval shall not be unreasonably withheld) upon the delivery to Indemnitee of written notice of the Company's election to do so. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees or expenses of separate counsel subsequently retained by or on behalf of Indemnitee with respect to the same Claim; provided that, (i) In the event of a conflict, Indemnitee shall have the right to employ Indemnitee's separate counsel in any such Claim at the Company's expense and (ii) if (A) the employment of separate counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of any such defense, or (C) the Company shall not continue to retain such counsel to defend such Claim, then the fees and expenses of Indemnitee's separate counsel shall be Expenses for which Indemnitee may receive indemnification or Expense Advances hereunder.


     5.  Additional Indemnification Rights; Nonexclusivity.

     (a) Scope. The Company hereby agrees to indemnify the Indemnitee to the fullest extent permitted by law, notwithstanding that such indemnification is not specifically authorized by the other provisions of this Agreement, the Company's Certificate of Incorporation, the Company's Bylaws or by statute. In the event of any change after the date of this Agreement in any applicable law, statute or rule which expands the right of a Delaware corporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of a Delaware corporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 10(a) hereof.

     (b) Nonexclusivity. The indemnification and the payment of Expense Advances provided by this Agreement shall be in addition to any rights to which Indemnitee may be entitled under the Company's Certificate of Incorporation, its Bylaws, any other agreement, any vote of stockholders or disinterested directors, the General Corporation Law of the State of Delaware, or otherwise. The indemnification and the payment of Expense Advances provided under this Agreement shall continue as to Indemnitee for any action taken or not taken while serving in an indemnified capacity even though subsequent thereto Indemnitee may have ceased to serve in such capacity.

     6. No Duplication of Payments. The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, provision of the Company's Certificate of Incorporation, Bylaws or otherwise) of the amounts otherwise payable hereunder.

     7. Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled.

     8. Mutual Acknowledgment. Both the Company and Indemnitee acknowledge that in certain instances, federal law or applicable public policy may prohibit the Company from indemnifying its directors, officers, employees, agents or fiduciaries under this Agreement or otherwise. Indemnitee understands and acknowledges that the Company has undertaken or may be required in the future to undertake with the Securities and Exchange Commission to submit the question of indemnification to a court in certain circumstances for a determination of the Company's right under public policy to indemnify Indemnitee.

     9. Liability Insurance. To the extent the Company maintains liability insurance applicable to directors, officers, employees, agents or fiduciaries, Indemnitee shall be covered by such policies in such a manner as to provide Indemnitee the same rights and benefits as are provided to the most favorably insured of the Company's directors, if Indemnitee is a director; or of the Company's officers, if Indemnitee is not a director of the Company but is an officer; or of the Company's key employees, agents or fiduciaries, if Indemnitee is not an officer or director but is a key employee, agent or fiduciary.

     10. Exceptions. Notwithstanding any other provision of this Agreement, the Company shall not be obligated pursuant to the terms of this Agreement:

          (a) Excluded Action or Omissions. To indemnify or make Expense Advances to Indemnitee with respect to Claims arising out of acts, omissions or transactions for which Indemnitee is prohibited from receiving indemnification under applicable law.

          (b) Claims Initiated by Indemnitee. To indemnify or make Expense Advances to Indemnitee with respect to Claims initiated or brought voluntarily by Indemnitee and not by way of defense, counterclaim or crossclaim, except (i) with respect to actions or proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement or insurance policy or under the Company's Certificate of Incorporation or Bylaws now or hereafter in effect relating to Claims for Covered Events, (ii) in specific cases if the Board of Directors has approved the initiation or bringing of such Claim, or (iii) as otherwise required under Section 145 of the Delaware General Corporation Law, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, Expense Advances, or insurance recovery, as the case may be.

          (c) Lack of Good Faith. To indemnify Indemnitee for any Expenses incurred by the Indemnitee with respect to any action instituted (i) by Indemnitee to enforce or interpret this Agreement, if a court having jurisdiction over such action determines as provided in Section 13 that each of the material assertions made by the Indemnitee as a basis for such action was not made in good faith or was frivolous, or (ii) by or in the name of the Company to enforce or interpret this Agreement, if a court having jurisdiction over such action determines as provided in Section 13 that each of the material defenses asserted by Indemnitee in such action was made in bad faith or was frivolous.

          (d) Claims Under Section 16(b). To indemnify Indemnitee for Expenses and the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar successor statute.

     11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

     12. Binding Effect; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), spouses, heirs and personal and legal representatives. The Company shall require and cause any successor (whether direct or indirect, and whether by purchase, merger, consolidation or otherwise) to all, substantially all, or a substantial part, of the business or assets of the Company, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as a director, officer, employee, agent or fiduciary (as applicable) of the Company or of any other enterprise at the Company's request.

     13.  Expenses Incurred in Action Relating to Enforcement or
Interpretation. In the event that any action is instituted by Indemnitee under this Agreement or under any liability insurance policies maintained by the Company to enforce or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be indemnified for all Expenses incurred by Indemnitee with respect to such action (including without limitation attorneys' fees), regardless of whether Indemnitee is ultimately successful in such action, unless as a part of such action a court having jurisdiction over such action makes a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that each of the material assertions made by Indemnitee as a basis for such action was not made in good faith or was frivolous; provided, however, that until such final judicial determination is made, Indemnitee shall be entitled under Section 3 to receive payment of Expense Advances hereunder with respect to such action. In the event of an action instituted by or in the name of the Company under this Agreement to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be indemnified for all Expenses incurred by Indemnitee in defense of such action (including without limitation costs and expenses incurred with respect to Indemnitee's counterclaims and cross-claims made in such action), unless as a part of such action a court having jurisdiction over such action makes a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that each of the material defenses asserted by Indemnitee in such action was made in bad faith or was frivolous; provided, however, that until such final judicial determination is made, Indemnitee shall be entitled under Section 3 to receive payment of Expense Advances hereunder with respect to such action.

     14. Period of Limitations. No legal action shall be brought and no cause of action shall be asserted by or in the right of the Company against Indemnitee, Indemnitee's estate, spouse, heirs, executors or personal or legal representatives after the expiration of two years from the date of accrual of such cause of action, and any claim or cause of action of the Company shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such two year period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action, such shorter period shall govern.

     15. Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and signed for by the party addressed, on the date of such delivery, or (ii) if mailed by domestic certified or registered mail with postage prepaid, on the third business day after the date postmarked. Addresses for notice to either party are as shown on the signature page of this Agreement, or as subsequently modified by written notice.

     16. Consent to Jurisdiction. The Company and Indemnitee each hereby irrevocably consent to the jurisdiction of the courts of the State of Delaware for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in the Court of Chancery of the State of Delaware in and for New Castle County, which shall be the exclusive and only proper forum for adjudicating such a claim.

     17. Severability. The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including without limitation each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

     18. Choice of Law. This Agreement, and all rights, remedies, liabilities, powers and duties of the parties to this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware as applied to contracts between Delaware residents entered into and to be performed entirely in the State of Delaware without regard to principles of conflicts of laws.

     19. Subrogation. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suit to enforce such rights.

     20. Amendment and Termination. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

     21. Integration and Entire Agreement. This Agreement sets forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

     22. No Construction as Employment Agreement. Nothing contained in this Agreement shall be construed as giving Indemnitee any right to be retained in the employ of the Company or any of its subsidiaries or affiliated entities.

     IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement as of the date first above written.

SANCTUARY WOODS MULTIMEDIA
CORPORATION

By:

Print Name:

Title:

Address: 1825 South Grant Street
       San Mateo, California 94402

                                            AGREED TO AND ACCEPTED

                                            INDEMNITEE:

                                            (signature)

                                            Print Name:

                                            Address:

       THIS OFFER EXPIRES AT 5:00 P.M. CALIFORNIA TIME, ON APRIL 4, 1997

                     SANCTUARY WOODS MULTIMEDIA CORPORATION
                      SUBSCRIPTION RIGHTS FOR COMMON STOCK

                 THESE SUBSCRIPTION RIGHTS ARE NON-TRANSFERABLE

                            SUBSCRIPTION CERTIFICATE

Dear Shareholder and Debenture Holder


     You are entitled to exercise the Rights issued to you as of March 7, 1997, the Rights Offering Record Date for the Company's Rights Offering to subscribe for the number of Shares of Common Stock of Sanctuary Woods Multimedia Corporation ("Shares") shown on this Subscription Certificate pursuant to the primary subscription upon the terms and conditions specified in the Company's Prospectus dated March 11, 1997 (the "Prospectus"). The terms and conditions of the Rights Offering set forth in the Prospectus are incorporated herein by reference. Capitalized terms not defined herein have the meanings attributed to them in the Prospectus. In accordance with the Over-Subscription Privilege, as a Record Date Rights Holder, you are also entitled to subscribe for additional Shares if Shares remaining after exercise of Rights pursuant to the primary subscription are available and if you have fully exercised all Rights issued to you. If sufficient Shares remain after completion of the primary subscription, all over-subscriptions will be honored in full. If the aggregate number of Shares requested pursuant to the Over-Subscription Privilege exceeds the number of additional Shares, the available Shares will be allocated among those who over-subscribe based on the number of Shares a Rights Holder subscribes for pursuant to the Over-Subscription Privilege. The Company will not offer or sell any Shares which are not subscribed for pursuant to the primary subscription or the Over-Subscription Privilege.

--------------------------------------------------------------------------------

                               SAMPLE CALCULATION
                     FULL PRIMARY SUBSCRIPTION ENTITLEMENT

                           (ONE SHARE FOR EACH RIGHT)

   No. of shares of Common Stock owned on the Record Date

   ------------------ X    1 =

   ------------------ Rights

   No. of shares of Series A Preferred Stock that a Debenture

   Holder is entitled to on the Record Date

   ------------------ X 441.8 =

   ------------------ Rights

                                                                Total Rights:
   ------------------

   ------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY
--------------------------------------------------------------------------------

                       SECTION 1: DETAILS OF SUBSCRIPTION

   IF YOU WISH TO SUBSCRIBE FOR YOUR FULL ENTITLEMENT:

   A: I apply for ALL of my entitlement of new Shares pursuant to the Primary
     Subscription

     -------------------- X $0.12 = $

     --------------------

   B: I apply for additional Shares pursuant to the Over-Subscription
     Privilege*


     -------------------- X $0.12 = $

     --------------------

                                                                        A+B =

   ------------------ X $0.12 = $

   ------------------

   *You can only over-subscribe if you have fully exercised your primary subscription rights.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   IF YOU DO NOT WISH TO APPLY FOR YOUR FULL ENTITLEMENT:

   C: I apply for
   ------------------ x $0.12 = $
   ------------------
--------------------------------------------------------------------------------

                                                  Control #

                  --------------------------------------------------------------
                                                  Number of Rights Issued:

                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   SECTION 2: TO SUBSCRIBE


   I acknowledge that I have received the Prospectus for this Rights Offering and I hereby irrevocably subscribe for the number of Shares indicated above either as a total of A and B or as indicated in C, on the terms and conditions specified in the Prospectus relating to the primary subscription and the Over-Subscription Privilege.


   I hereby agree that if I fail to pay in full for the Shares for which I have subscribed, the Company may exercise any of the remedies set forth in the Prospectus.

   Signature of subscriber:

   Telephone number (including area code) (     )


   If you wish to have your shares and refund check (if any) delivered in a different name or to an address other than that listed on this Subscription Certificate you must have your signature guaranteed by a member of the New York Stock Exchange or a bank or trust company. Please provide the delivery address below and note if it is a permanent change.


--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) The Company Act of the Province of British Columbia, Canada (the "B.C. Act"), provides that a corporation may, with the approval of the court, indemnify a director or former director of a corporation against all costs, charges and expenses in any action to which he or she is made a party by reason of being or having been a director. The B.C. Act contains numerous provisions which attach liability to directors for breaching the B.C. Act's requirements or the directors' fiduciary responsibilities to the Company.

     The Articles of the Company provide that:

          (i) the Company shall indemnify any person and the personal representative of any deceased person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether or not brought by the Company, or by a person, or by a corporation or other legal entity or enterprise, or by the Crown or any governmental body, as hereinafter mentioned and whether civil, criminal or administrative, by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, a partnership, joint venture, trust or other enterprise, against all costs, charges and expenses, including legal fees and any amount paid to settle the action or proceeding or satisfy a judgment, if he acted honestly and in good faith with a view to the best interests of the corporation or other legal entity or enterprise as aforesaid of which he is or was a director, officer, employee or agent, as the case may be, and exercised the care, diligence and skill of a reasonably prudent person, and with respect to any criminal or administrative action or proceeding, he had reasonable grounds for believing that his conduct was lawful; provided that the Company shall not be bound to indemnify any such person, other than a director, officer or an employee of the Company (who shall be deemed to have notice of this Article and to have contracted with the Company in the terms hereof solely by virtue of his acceptance of such office or employment) if in acting as agent for the Company or as a director, officer, employee or agent of another corporation or other legal entity or enterprise as aforesaid, he does so by written request of the Company containing an express reference to this Article; and provided further that no indemnification of a director or former director of the Company, or director or former director of a corporation in which the Company is or was a shareholder, shall be made except to the extent approved by the Court pursuant to the Company Act or any other statute.

          (ii) the Company shall indemnify any person other than a director in respect of any loss, damage, costs or expenses whatsoever incurred by him while acting as an officer, employee or agent for the Company unless such loss, damage, costs or expenses shall arise out of failure to comply with instructions, willful act or default or fraud by such person in any of which events the Company shall indemnify such person only if the directors, in their absolute discretion so decide or the Company by ordinary resolution shall so direct.

     (b) The Company's Delaware Certificate of Incorporation provides that:

     The corporation shall, to the fullest extent permitted by the provisions of
Section 145 of the Delaware General Corporation Law ("Delaware GCL"), as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     The Company may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.

     In addition to the foregoing indemnification rights, the Company's Delaware Certificate of Incorporation eliminates liability of each director to the Company and its shareholders for monetary damages to the fullest extent permitted under the Delaware GCL.

     (c) Insofar as indemnification of the Company for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of their respective counsel the matter has been settled by a controlling precedent and subject to possible conflict of laws questions involving Canadian corporation law, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed with or incorporated by reference in this Registration Statement.


EXHIBIT
NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
  3.1    Memorandum and Articles of the Registrant, as amended(1)
  4.1    Specimen Stock Certificate for Registrant's Common Shares(2)
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of securities being registered
  8.1    Opinion of Wilson Sonsini Goodrich & Rosati, a professional corporation regarding certain tax matters
  8.2    Opinion of Campney & Murphy regarding certain tax matters
 10.1    Employee Incentive Share Purchase Option between the Registrant and Brinton E. Coxe dated as of December 23, 1992(3)
 10.2    Offer to Sub-Lease dated as of January 15, 1993 between the Registrant and T.M.
         Thomson and Associates, a division of Sandwell Inc., for premises located at 1006
         Government Street, Victoria, British Columbia, Canada(4)
 10.3    Stock Purchase Agreement between the Registrant, Mind F/X Inc. and the sole stockholder of Mind F/X Inc. dated as of June 30, 1993(5)
 10.4    License Agreement between the Registrant and Ripley Entertainment, Inc. dated as of
         September 7, 1993 (Portions omitted -- confidential treatment granted)(6)
 10.5    Letter Agreement between the Registrant and Allen M. Barr dated March 22, 1994, as amended by letter dated July 1, 1994(7)
 10.6    Letter Agreement between the Registrant and A. Renee Courington dated April 26,
         1993, as amended by letter dated July 29, 1994(8)
 10.7    Licensing Agreement between the Registrant and Journeyman 2, Inc., dated as of
         August 3, 1994 (Portions omitted -- confidential treatment requested)(9)

EXHIBIT
NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
 10.8    Security and Loan Agreement (Portions omitted -- confidential treatment requested),
         Addendum to Security and Loan Agreement (Portions omitted -- confidential treatment requested), General Security Agreement, Continuing Guarantee, between Sanctuary
         Woods Multimedia, Inc. and a bank, dated March 10, 1994; Stock Pledge Agreement between the Registrant and a bank, dated March 10, 1994; Warrant to Purchase Stock of the Registrant granted to a bank, dated March 10, 1995(10)
 10.9    Sub-Lease dated November 23, 1994 between the Registrant and Heublein, Inc., for premises located at 1825 South Grant Street, San Mateo, California 99402(11)
 10.10   Lease Agreement dated April 29, 1993 between the Registrant and Crossroads
         Associates, for premises located at 1825 South Grant Street, San Mateo, California
         94402, as amended by First Amendment of Lease dated February 22, 1994(12)
 10.11   Form of Director Indemnity Agreement(13)
 10.12   Form of Purchase Agreement for subscribing to the July 1995 private placement(14)
 10.13   Form of Warrant to Purchase Common Stock issued by the Company to the placement agent for the July 1995 private placement(15)
 10.14   Form of 10% Convertible Secured Debenture(16)
 10.15   Form of 10% Secured Debenture(17)
 10.16   Form of Warrant to Purchase Common Stock(18)
 10.17   Security Agreement dated as of February 28, 1996, by and between the Registrant and the Collateral Agent for Secured Debentures(19)
 10.18   Amendment to Loan Agreement between Sanctuary Woods Multimedia, Inc. and a bank, dated April 2, 1996 and related warrant(20)
 10.19   Third Amendment to Loan Agreement between Registrant and a bank dated August 15,
         1996 and related warrant(21)
 13.1    Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, filed pursuant to Section 13 of the Exchange Act.
 23.1    Consent of Wilson Sonsini Goodrich & Rosati, professional corporation (contained in
         Exhibits 5.1 and 8.1)
 23.2    Consent of Campney & Murphy (contained in Exhibit 8.2)
 23.3    Consent of Chambers, Phillips & Co., Chartered Accountants
 23.4    Consent of Deloitte & Touche, Chartered Accountants.
 23.5    Consent of Deloitte & Touche LLP, Independent Auditors
 24.1*   Power of Attorney (see page II-5)
 27.1*   Financial Data Schedule
 99.1    Sanctuary Woods Multimedia Corporation 1995 Stock Option Plan(22)


---------------


  *  Filed previously.


 (1) Incorporated by reference to Exhibit 3.1 to Post-Effective Amendment No. 4 to Registrant's Registration Statement on Form F-1, filed June 23, 1994.

 (2) Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form F-1, filed on November 12, 1993.

 (3) Incorporated by reference to Exhibit 2-B to Form 20 F/A.

 (4) Incorporated by reference to Exhibit 3-I to Form 20 F/A.

 (5) Incorporated by reference to Exhibit 10.21 to Registrant's Registration Statement on Form F-1, filed on November 12, 1993.

 (6) Incorporated herein by reference to Exhibit 10.22 to Registrant's Registration Statement on Form F-1, filed on November 12, 1993.

 (7) Incorporated by reference to Exhibit 10.32 to Registrant's Report on Form 10-K filed March 31, 1995.

 (8) Incorporated by reference to Exhibit 10.33 to Registrant's Report on Form 10-K filed on March 31, 1995.

 (9) Incorporated by reference to Exhibit 10.34 to Registrant's Report on Form 10-K filed on March 31, 1995.

(10) Incorporated herein by reference to Exhibit 10.35 Registrant's Report on Form 10-K filed on March 31, 1995.

(11) Incorporated by reference to Exhibit 10.36 to Registrant's Report on Form 10-K filed on March 31, 1995.

(12) Incorporated by reference to Exhibit 10.37 to Registrant's Report on Form 10-K filed on March 31, 1995.

(13) Incorporated by reference to Exhibit 10.38 to Registrant's Report on Form 10-K/A filed on October 26, 1995.

(14) Incorporated by reference to Exhibit 7.2 to Registrant's Report on Form 8-K dated February 14, 1995.

(15) Incorporated by reference to Exhibit 7.5 to Registrant's Report on Form 8-K dated February 14, 1995.

(16) Incorporated by reference to Exhibit 99.2 to Registrant's Report on Form 8-K dated March 8, 1996.

(17) Incorporated by reference to Exhibit 99.3 to Registrant's Report on Form 8-K dated March 8, 1996.

(18) Incorporated by reference to Exhibit 99.4 to Registrant's Report on Form 8-K dated March 8, 1996.

(19) Incorporated by reference to Exhibit 99.5 to Registrant's Report on Form 8-K dated March 8, 1996.

(20) Incorporated by reference to Exhibit 10.18 to Registrants Report on Form 10-K dated March 31, 1995.

(21) Incorporated by reference from Exhibit 10.20 to Registrant's Report on Form 10-K/A-3 filed January 16, 1997.

(22) Incorporated by reference from Exhibit 99.1 to Registrants Registration Statement on Form S-8 filed August 25, 1995.

     (b) Schedules. No supporting schedules have been included because they are not required.

ITEM 22.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (a) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;


     (b) that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;


     (c) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of the Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request;

     (d) to supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective;

     (e) Insofar as indemnification of the Company for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of their respective counsel the matter has been settled by a controlling precedent and subject to possible conflict of laws questions involving Canadian corporation law, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     The undersigned Registrant hereby undertakes:



     (a) To file during any period in which offers or sales are made, a post-effective amendment to this registration statement:



          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;



          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate represent a fundamental change in the information set forth in the registration statement;



          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.



     (b) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



     The undersigned registrant hereby undertakes that:



     (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registration pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



     (b) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment Number 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Mateo, California on February 28th, 1997.


                                          SANCTUARY WOODS MULTIMEDIA
                                          CORPORATION,

                                          By: /s/     CHARLOTTE J. WALKER

                                            ------------------------------------
                                                    Charlotte J. Walker
                                               Chairman, President and Chief
                                                      Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment Number 1 to Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                TITLE                    DATE
---------------------------------------------  -----------------------------  -----------------

           /s/ CHARLOTTE J. WALKER             Chairman, President and Chief  February 28, 1997
---------------------------------------------    Executive Officer and
             Charlotte J. Walker                 Director (Principal
                                                 Executive Officer)

            /s/ PETER C. NICHTER               (Principal Financial Officer   February 28, 1997
---------------------------------------------    and Principal Accounting
              Peter C. Nichter                   Officer)

            /s/ N. JOHN CAMPBELL               Director                       February 28, 1997
---------------------------------------------
              N. John Campbell

            /s/ GRANT N. RUSSELL               Director                       February 28, 1997
---------------------------------------------
              Grant N. Russell

        *By: /s/ CHARLOTTE J. WALKER
---------------------------------------------
             Charlotte J. Walker
              Attorney-in-fact

                               INDEX TO EXHIBITS


                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
 NO.                                    DESCRIPTION                                PAGE NUMBER
------   --------------------------------------------------------------------------
  3.1    Memorandum and Articles of the Registrant, as amended(1)..................
  4.1    Specimen Stock Certificate for Registrant's Common Shares(2)..............
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         regarding the legality of securities being registered.....................
  8.1    Opinion of Wilson Sonsini Goodrich & Rosati, a professional corporation regarding certain tax matters
  8.2    Opinion of Campney & Murphy regarding certain tax matters
 10.1    Employee Incentive Share Purchase Option between the Registrant and
         Brinton E. Coxe dated as of December 23, 1992(3)..........................
 10.2    Offer to Sub-Lease dated as of January 15, 1993 between the Registrant and
         T.M. Thomson and Associates, a division of Sandwell Inc., for premises located at 1006 Government Street, Victoria, British Columbia,
         Canada(4).................................................................
 10.3    Stock Purchase Agreement between the Registrant, Mind F/X Inc. and the sole stockholder of Mind F/X Inc. dated as of June 30, 1993(5)............
 10.4    License Agreement between the Registrant and Ripley Entertainment, Inc.
         dated as of September 7, 1993 (Portions omitted -- confidential treatment granted)(6)...............................................................
 10.5    Letter Agreement between the Registrant and Allen M. Barr dated March 22,
         1994, as amended by letter dated July 1, 1994(7)..........................
 10.6    Letter Agreement between the Registrant and A. Renee Courington dated
         April 26, 1993, as amended by letter dated July 29, 1994(8)...............
 10.7    Licensing Agreement between the Registrant and Journeyman 2, Inc., dated as of August 3, 1994 (Portions omitted -- confidential treatment requested)(9).............................................................
 10.8    Security and Loan Agreement (Portions omitted -- confidential treatment requested), Addendum to Security and Loan Agreement (Portions
         omitted -- confidential treatment requested), General Security Agreement,
         Continuing Guarantee, between Sanctuary Woods Multimedia, Inc. and a bank, dated March 10, 1994; Stock Pledge Agreement between the Registrant and a bank, dated March 10, 1994; Warrant to Purchase Stock of the Registrant
         granted to a bank, dated March 10, 1995(10)...............................
 10.9    Sub-Lease dated November 23, 1994 between the Registrant and Heublein,
         Inc., for premises located at 1825 South Grant Street, San Mateo,
         California 99402(11)......................................................
 10.10   Lease Agreement dated April 29, 1993 between the Registrant and Crossroads
         Associates, for premises located at 1825 South Grant Street, San Mateo,
         California 94402, as amended by First Amendment of Lease dated February
         22, 1994(12)..............................................................
 10.11   Form of Director Indemnity Agreement(13)..................................
 10.12   Form of Purchase Agreement for subscribing to the July 1995 private placement(14).............................................................
 10.13   Form of Warrant to Purchase Common Stock issued by the Company to the placement agent for the July 1995 private placement(15)...................
 10.14   Form of 10% Convertible Secured Debenture(16).............................
 10.15   Form of 10% Secured Debenture(17).........................................
 10.16   Form of Warrant to Purchase Common Stock(18)..............................
 10.17   Security Agreement dated as of February 28, 1996, by and between the
         Registrant and the Collateral Agent for Secured Debentures(19)............

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
 NO.                                    DESCRIPTION                                PAGE NUMBER
------   --------------------------------------------------------------------------
 10.18   Amendment to Loan Agreement between Sanctuary Woods Multimedia, Inc. and a bank, dated April 2, 1996 and related warrant(20).........................
 10.19   Third Amendment to Loan Agreement between Registrant and a bank dated
         August 15, 1996 and related warrant(21)...................................
 13.1    Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, filed pursuant to Section 13 of the Exchange Act..........................
 23.1    Consent of Wilson Sonsini Goodrich & Rosati, professional corporation
         (contained in Exhibits 5.1 and 8.1)
 23.2    Consent of Campney & Murphy (contained in Exhibit 8.1)....................
 23.3    Consent of Chambers, Phillips & Co., Chartered Accountants................
 23.4    Consent of Deloitte & Touche, Chartered Accountants.......................
 23.5    Consent of Deloitte & Touche LLP, Independent Auditors....................
 24.1*   Power of Attorney (see page II-5).........................................
 27.1*   Financial Data Schedule...................................................
 99.1    Sanctuary Woods Multimedia Corporation 1995 Stock Option Plan(22).........


---------------


* Filed previously.


 (1) Incorporated by reference to Exhibit 3.1 to Post-Effective Amendment No. 4 to Registrant's Registration Statement on Form F-1, filed June 23, 1994.

 (2) Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form F-1, filed on November 12, 1993.

 (3) Incorporated by reference to Exhibit 2-B to Form 20 F/A.

 (4) Incorporated by reference to Exhibit 3-I to Form 20 F/A.

 (5) Incorporated by reference to Exhibit 10.21 to Registrant's Registration Statement on Form F-1, filed on November 12, 1993.

 (6) Incorporated herein by reference to Exhibit 10.22 to Registrant's Registration Statement on Form F-1, filed on November 12, 1993.

 (7) Incorporated by reference to Exhibit 10.32 to Registrant's Report on Form 10-K filed March 31, 1995.

 (8) Incorporated by reference to Exhibit 10.33 to Registrant's Report on Form 10-K filed on March 31, 1995.

 (9) Incorporated by reference to Exhibit 10.34 to Registrant's Report on Form 10-K filed on March 31, 1995.

(10) Incorporated herein by reference to Exhibit 10.35 Registrant's Report on Form 10-K filed on March 31, 1995.

(11) Incorporated by reference to Exhibit 10.36 to Registrant's Report on Form 10-K filed on March 31, 1995.

(12) Incorporated by reference to Exhibit 10.37 to Registrant's Report on Form 10-K filed on March 31, 1995.

(13) Incorporated by reference to Exhibit 10.38 to Registrant's Report on Form 10-K/A filed on October 26, 1995.

(14) Incorporated by reference to Exhibit 7.2 to Registrant's Report on Form 8-K dated February 14, 1995.

(15) Incorporated by reference to Exhibit 7.5 to Registrant's Report on Form 8-K dated February 14, 1995.

(16) Incorporated by reference to Exhibit 99.2 to Registrant's Report on Form 8-K dated March 8, 1996.

(17) Incorporated by reference to Exhibit 99.3 to Registrant's Report on Form 8-K dated March 8, 1996.

(18) Incorporated by reference to Exhibit 99.4 to Registrant's Report on Form 8-K dated March 8, 1996.

(19) Incorporated by reference to Exhibit 99.5 to Registrant's Report on Form 8-K dated March 8, 1996.

(20) Incorporated by reference to Exhibit 10.18 to Registrants Report on Form 10-K dated March 31, 1995.

(21) Incorporated by reference from Exhibit 10.20 to Registrant's Report on Form 10-K/A-3 filed January 16, 1997.

(22) Incorporated by reference from Exhibit 99.1 to Registrants Registration Statement on Form S-8 filed August 25, 1995.